
06022084

ARS
12/31/05



Marriott

MARRIOTT INTERNATIONAL, INC. 2005 ANNUAL REPORT



JW MARRIOTT.
HOTELS & RESORTS

The JW Marriott® Collection is a global brand of signature Hotels & Resorts that offers comfortable, purposeful, practical and casual luxury within a well-defined destination experience. It appeals to high-end uncompromising travelers seeking unique environments. There are more than 30 properties located in key business and leisure destinations throughout the world.

Marriott.
CONFERENCE CENTERS

At Marriott Conference Centers, it's not all work, no play. Our Conference Centers *provide* special meeting expertise and technical support as well as a variety of social and leisure environments, a combination that ensures creative and effective meetings for small- to mid-size groups. Located near major cities, Marriott Conference Centers offer distraction-free, retreat-style surroundings for the "Ultimate Meeting Experience®"


FAIRFIELD
INN
Marriott

Fairfield Inn by Marriott® Marriott's most affordable welcome, offers superior value for business and leisure travel. In addition to clean, comfortable guest rooms, Fairfield Inn provides free high-speed Internet and local calls and complimentary continental breakfast. Fairfield Inn & Suites℠ properties offer uniquely designed suites, an exercise room and enhanced amenities. There are nearly 390 Fairfield Inn and more than 130 Fairfield Inn & Suites locations across the United States.

Marriott.
EXECUTIVE APARTMENTS

Marriott Executive Apartments® is the ideal solution for longer-stay trips in key international gateway cities. Offering studios to three-bedroom apartments in 10 locations, Marriott Executive Apartments delivers the comforts of home plus the indulgence of quality hotel services, including around-the-clock staffing, housekeeping and laundry service. The living areas offer fully equipped kitchens and dedicated work and relaxation areas.

GRAND RESIDENCES
by Marriott.

Grand Residences by Marriott® provides second home options through fractional real estate offerings and select whole ownership opportunities. Designed for regional second home destinations, the brand is dedicated to providing carefree property ownership through Marriott management expertise. An optional rental program is available to owners, as well as a variety of amenities and services. Locations: Panama City Beach, Fla.; South Lake Tahoe, Calif.; and London, England.



RENAISSANCE.
HOTELS & RESORTS

For travelers who find life on the road exhilarating, Renaissance® Hotels & Resorts are unique places to explore and savor. Experience the fashionable and whimsical designs of Renaissance's *130-plus hotels.* Guest rooms include high-speed connectivity; amenities by Lather® and signature bedding. Service is crisp, attentive and respectful, and restaurants feature interesting food and engaging service.

Marriott.
EXECUSTAY

Marriott ExecuStay® a leading U.S. corporate apartment provider, offers temporary housing to travelers who prefer the spaciousness and privacy of an apartment. With locations in most major U.S. cities, ExecuStay finds the right solution for each traveler and delivers a fully furnished, accessorized apartment *with* as little as one day's notice. Residents enjoy biweekly housekeeping and exceptional 24-hour customer service.


Horizons.

Horizons by Marriott Vacation Club® provides affordable vacation ownership, while offering a variety of amenities and activities for the entire family. Each villa includes living and dining areas, balcony, full kitchen and washer/dryer. Horizons owners have the benefit of a flexible program including exchange to other Marriott Vacation Club resorts, and the ability to trade for Marriott Rewards points. Properties: Orlando, Fla., and Branson, Mo.

From sea shell massages in Newport Beach, California, to a spice bundle massage in Mumbai, India, Marriott International's more than 80 spas around the world leave guests relaxed, revived and ready to take on the world.





RENAISSANCE.
Club Sport
HOTEL • FITNESS • SPA

Renaissance ClubSport® a new "lifestyle" concept, combines boutique-style ambiance of Renaissance Hotels & Resorts with sleek, upscale, full-service fitness clubs. Renaissance ClubSport offers distinctive décor in guest rooms, imaginative dining, attentive *service* and world-class sports and fitness amenities. The fitness club is complimentary for guests and offers memberships to local communities. The first Renaissance ClubSport is located in Walnut Creek, Calif.; three more properties are under development.

2005 AWARDS

100 Best Companies to Work For and one of America's Most Admired Companies *(Fortune)*

50 Best Companies to Work for in the U.S. *(Latina Style)*

Top 50 Companies for Diversity *(DiversityInc)*

30 Best Companies for Diversity *(Black Enterprise)*

100 Best Companies for Working Mothers *(Working Mother)*

The Ritz-Carlton Hotel Company, L.L.C.
Most Prestigious Luxury Brand (Luxury Institute)

Marriott Hotels & Resorts
Best Business Hotel Brand *(Business Travel World)*

Courtyard by Marriott
Highest ranked in mid-priced category *(Business Travel News)*

SpringHill Suites by Marriott
Top Upscale Hotel Brand (Market Metrix)

Marriott Vacation Club International
Best Service Company To Sell For *(Selling Power)*

The Ritz-Carlton Club
Best of the Best Fractional Ownership Clubs *(Robb Report)*

Marriott Rewards
Best Hotel Loyalty Program in the World *(Business Traveler)*

LUXURY LODGING




THE RITZ-CARLTON®
HOTEL COMPANY, L.L.C.

The Ritz-Carlton® Hotel Company has enjoyed more than 20 years as an award-winning, luxury hospitality organization. The Ritz-Carlton manages more than 60 hotels and resorts; private condominiums; fractional ownership; innovative retail sales; golf communities with exclusive private homes; elegant spas; and highly successful restaurants. The Ritz-Carlton name has become synonymous with delivering the finest service and creating exceptional experiences for guests around the globe.


BVLGARI
HOTELS & RESORTS

Bulgari Hotels & Resorts® developed in partnership with jeweler and luxury goods designer Bulgari SpA, is a collection of sophisticated, intimate luxury properties located in exclusive destinations. Properties feature Bulgari's striking contemporary interpretation of luxury design and cuisine. The Bulgari Resort Bali opens spring 2006 with 59 private villas, two restaurants and comprehensive spa facilities in a spectacular sea-view setting.

FULL-SERVICE LODGING




Marriott.
HOTELS & RESORTS

Marriott® Hotels & Resorts is our flagship brand, designed to inspire performance-driven guests. With more than 470 upscale properties worldwide, Marriott provides warm communities where guests experience professionalism, purposeful luxury, and caring service. The new guest rooms include the Revive® Collection of luxury bedding, elegant bathrooms with aromatherapy amenities, and flat-panel LCD TVs. Guests also enjoy destination restaurants and upgraded fitness centers.


Marriott.
RESORTS

Marriott Resorts is our award-winning portfolio of distinctive properties in the world's most sought-after destinations. Designed for travelers seeking memorable and rewarding experiences, Marriott Resort locations offer attentive service and exceptional amenities, with many featuring world-class golf and spa facilities.

SELECT-SERVICE LODGING




COURTYARD
Marriott

Courtyard by Marriott® the preeminent brand in the upper-moderate price sector, now ranks as the 13th largest lodging chain in the world, with nearly 700 hotels in over 20 countries and territories worldwide. Courtyard's customer-focused design and enhanced breakfast options provide guests with a consistently high-quality experience. Business and leisure travelers count on Courtyard to put them in control so they can leave feeling restored.


SPRINGHILL
SUITES
Marriott

SpringHill Suites by Marriott® offers stylish, upper-moderate priced suites that are spacious enough for working, relaxing and preparing light meals. With nearly 140 locations, SpringHill Suites features an enhanced complimentary continental breakfast, which offers seasonal items and hot choices. The suites are up to 25 percent larger than traditional hotel rooms, and feature a pantry area with a small refrigerator, sink and microwave, and free high-speed Internet access.

EXTENDED-STAY AND CORPORATE LODGING




Residence
Inn
Marriott

Residence Inn by Marriott® the leading extended-stay brand, helps guests feel connected while away from home. Spacious suites with full kitchens and separate areas for sleeping, working, relaxing and eating offer homelike comfort and functionality. Guests experience a true sense of community as they interact with our friendly staffs, enjoy our enhanced complimentary hot breakfast, and mingle at our evening social hours at nearly 500 hotels.


TownePlace
SUITES
Marriott

Moderate-tier, extended-stay guests find comfort in being self-sufficient and doing things their way. To sustain their life's rhythm, TownePlace Suites by Marriott® provides a place to unpack, plug in and settle down. With a casual, residential atmosphere, a productive home office in the suite, thoughtful service and connections to the local community at more than 120 hotels, TownePlace Suites is all about real living.

OWNERSHIP RESORTS




Marriott.
VACATION CLUB.
INTERNATIONAL

Marriott Vacation Club℠ International (MVCI) is the recognized, worldwide leader in the vacation ownership industry. The nearly 45 MVCI properties offer a lifetime of memorable vacations featuring one-, two- and three-bedroom villas (depending on location) with living and dining areas, master bedroom and bath, balcony, full kitchen and washer/dryer. Flexible usage options include exchange to MVCI resorts and trade for Marriott Rewards® points.


THE RITZ-CARLTON CLUB®

The Ritz-Carlton Club® is a luxury tier fractional ownership real estate offering combining the benefits of second home ownership with legendary, Ritz-Carlton services and amenities. Designed as a private club, members may access their home Club or other Ritz-Carlton Clubs. Properties: Aspen Highlands and Bachelor Gulch, Colo.; St. Thomas, U.S.V.I.; Jupiter, Fla.; and recently announced Miami's South Beach and San Francisco.

Revive® Campaign

ON THE COVER: Just one look at the bold, dynamic Revive® Collection advertising campaign, and it's clear that something new is happening at Marriott. Featuring stunning images of achievement and performance alongside crisp, white, luxurious bedding — the campaign personifies how an energizing night's sleep brings promise of a refreshing, productive day ahead.



CONTENTS

[L] THE NEW MARRIOTT HOTELS & RESORTS ROOM FEATURING THE LUXURIOUS REVIVE COLLECTION BEDDING
[R] THE JW MARRIOTT HOTEL MUMBAI, INDIA

MARRIOTT INTERNATIONAL, INC.
FINANCIAL HIGHLIGHTS

($ in millions, except per share amounts)	2005	2004	Change
Revenues[1]	**$11,550**	$10,099	14%
Operating income[1]	**$ 555**	$ 477	16%
Income from continuing operations	**$ 668**	$ 594	12%
Diluted earnings per share[1]	**$ 2.89**	$ 2.47	17%

[1] *From continuing operations.*

$1.93
$1.05
$1.74
$1.94
$2.47
$2.89
2000 2001 2002 2003 2004 2005

DILUTED EARNINGS PER SHARE
(from continuing operations)



382,599
417,869
442,926
465,141
482,186
499,165
2000 2001 2002 2003 2004 2005
18%
9%
12%
12%
14%
16%
2000 2001 2002 2003 2004 2005

LODGING ROOMS
(excludes Ramada International franchised rooms as the brand was sold in 2004, and also excludes corporate housing rental units)

RETURN ON INVESTED CAPITAL (ROIC)
(from continuing operations excluding the synthetic fuel segment)

To Our Shareholders



J.W. MARRIOTT, JR. (RIGHT)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

WILLIAM J. SHAW (LEFT)
PRESIDENT AND CHIEF OPERATING OFFICER

THE PAST YEAR HAS BEEN REMARKABLE IN SIGNIFICANT WAYS. A favorable economy pushed lodging demand higher, which—combined with our business model—helped us deliver incredibly positive results: People are traveling more and staying with us; hotels are more profitable; and owners and franchisees are adding more of our properties to their portfolios. In 2005, we accelerated transformation of our "new look and feel" of all Marriott brands, which is raising guest satisfaction even further. Our new bedding initiative is virtually complete, and as we continue to introduce new styles and designs across our brands, we expect positive results in 2006 and beyond.

In 2005, strong worldwide economic expansion, combined with modest industry supply growth, helped us achieve record levels of revenue and earnings. In addition, owners and franchisees added 22,000 rooms to our system—40 percent of which were full service; revenue rose 14 percent; operating income grew 16 percent; house profit margins increased 180 basis points; and diluted earnings per share from continuing operations reached a record level of $2.89. Net cash provided by operating activities totaled $837 million; and share repurchases returned a record $1.65 billion to shareholders.

LODGING DEMAND GROWS

Several trends suggest that we can sustain this strong performance. We expect lodging demand to remain robust. Perhaps more importantly, lodging supply growth remains in check. Smith Travel Research estimates that 2005 U.S. lodging supply increased only 0.4 percent, while demand grew 3.3 percent. Further, it expects U.S. lodging demand growth to exceed supply growth in 2006, and at this early stage sees a similar pattern as the most likely outcome in 2007.

In 2005, Marriott's primary customers—business travelers—were traveling near pre-2001 levels. Group meeting attendance and spending exceeded expectations, while leisure guests filled hotels, restaurants and spas. With travelers recognizing that Marriott's brands represent the highest value and quality in the industry, our U.S. hotels enjoyed an 18 percent revenue per available room (RevPAR) premium to direct competitors.

Over the next five years, we expect owners and franchisees to invest more than $5 billion in property improvements, reflecting our "new look and feel." One of the most transformative changes is the new bedding, which is now in almost all Marriott-branded hotels. In addition to high-thread-count sheets and multiple pillows, the replacement of traditional bedspreads with freshly laundered linens is making Marriott's bedding the cleanest and freshest of any major hotel chain.

The new Marriott Hotels & Resorts and Renaissance Hotels & Resorts guest rooms are another major component of Marriott's new style, design and comfort, and early results are outstanding. In consumer research, eight out of 10 business travelers said they would be willing to pay more for the new, innovative room. Guests are responding to the contemporary residential design and home-like warm colors. Technology is "plug and play," thanks to Marriott's exclusive high-tech connectivity panel that links laptops, iPods and other personal entertainment equipment with a state-of-the-art 32-inch high-definition TV and sound system.

We continue to focus on service, leveraging our understanding of guests and technology, through such industry-leading initiatives as "Spirit To Serve Our Guests." Today, guests can use the Web to order room service prior to arrival or track Marriott Rewards points toward a dream vacation. Their preferences, for foam versus feather pillows, for example, are instantly recognized when they call reservations. And at select hotels, guests can check in and out at kiosks. Wireless check-in via remote devices is the next big opportunity.

Our brand enhancements are drawing leisure travelers who seek relaxation and rejuvenation at our nearly 150 resorts, 80 spas and 60 golf courses. Fueling leisure growth is our timeshare segment, whose four brands enjoyed unprecedented worldwide segment revenue of over $1.7 billion in 2005. The brand portfolio includes timeshare, fractional and whole ownership offerings in the United States, the Caribbean, Europe and Asia.

Consumer demand for luxury goods and services, including lodging, is increasing. Worldwide comparable RevPAR of our luxury brands increased 13 percent in 2005. Anchored by The Ritz-Carlton Hotel Company and complemented by the JW Marriott Hotels & Resorts and Bulgari Hotels & Resorts brands, our unsurpassed luxury portfolio includes nearly 95 hotels, plus an outstanding pipeline of future properties in prime destinations, including multiple locations in China, as well as Tokyo, Moscow and Bali.

Our select-service and extended-stay brands also continue to innovate. Residence Inn—the pioneer in the extended-stay segment—has now refreshed 95 properties, with 24 properties scheduled for 2006. In early 2006, Residence Inn celebrated its 500th hotel with a new property in the heart of New York City. In addition, the reinvention of our Courtyard brand, which recently celebrated its 100,000th room with the opening of a property in Moscow, is virtually complete. Guests love the new look and it shows—reinvented properties enjoy improved guest satisfaction scores and RevPAR premiums.

In 2005, we debuted our newest brand extension, Renaissance ClubSport, a new concept that features the exceptional décor, dining and service of the Renaissance Hotels & Resorts brand, plus world-class sports and fitness facilities. We expect to open 15 ClubSport properties across the United States over several years.

To promote these exciting changes, Marriott has adopted a bold new marketing approach—the visually stunning advertising campaign you see in airports worldwide, and on the cover of this report.

GROWTH OPPORTUNITIES

While we have more than doubled our market share of rooms in the United States over the last 15 years to approximately 8.5 percent, our market share outside the United States is less than 1 percent, leaving considerable opportunity for expansion. Identifying new international opportunities is a priority. As of year-end 2005, we managed or franchised nearly 400 hotels and more than 100,000 rooms outside the United States, with 70 additional hotels and 18,000 rooms under development. During 2005, we expanded in such markets as Malaysia, India and China. In fact, Marriott currently operates 32 hotels in China, with 14 properties under construction, and additional projects in the development pipeline.

In 2005, we added nearly 6,000 rooms by reflagging competitors' hotels to ours. When a hotel brand meets guest needs better than its competitors, guests are willing to pay more, providing stronger returns for investors. Ultimately, owners and franchisees invest in our brands because our guests prefer them.

Marriott also invests to fuel growth, including over $1 billion in 2005 alone, comprised of capital expenditures, joint venture investments and loan advances. We expect that most of the company's investments will be returned to us through asset sales or loan repayments. In 2005, over $1.4 billion was recycled in this manner. Combined with strong profitability, this increased our return on investment capital (excluding our synthetic fuel business) from 14 percent in 2004 to 16 percent in 2005.

As a result of an investment in 2005, we now operate 46 formerly franchised Marriott Hotels & Resorts and Renaissance Hotels & Resorts properties in the United Kingdom, allowing us to benefit from higher fees over time and to expand our presence there. We also facilitated new ownership of more than 25 Renaissance hotels worldwide, accelerating rollout of a new style and design at those properties.

LEADING TODAY...

The Marriott system continues to grow, with a healthy pipeline of hotels. Over the next three years, we plan to add approximately 25,000 new rooms annually, including many in sought-after destinations. Guests will have more choices across more brands in more locations than ever. In addition, owners see the benefit of leveraging size and scale, creating more efficiencies and cross-selling opportunities while driving down operating costs.

Our strategy works. Preference for our brands among frequent business travelers remains outstanding. As evidenced by our strong credit ratings and investment grade notes, we have one of the strongest balance sheets in the industry. And we are delivering exceptional cash flow growth and returns to shareholders.

As always, our associates are the key to our success, and are the most highly skilled and engaged in the hospitality business. They give Marriott a significant competitive advantage and were instrumental in producing outstanding results in 2005, despite the year's devastating hurricanes. Their "spirit to serve" makes Marriott an industry leader.

Marriott's culture of caring service extends to everything we do. Through many charitable programs and partnerships, we help thousands of people. We are paying attention to the environment, too. In 2005, we were recognized as a U.S. Environmental Protection Agency's ENERGY STAR "Partner of the Year" for reducing electric energy consumption and greenhouse gas emissions by 64,000 tons annually.

We also remain firmly committed to representing the communities where we operate. We have actively sought new opportunities for minority- and women-owned businesses, and have significantly increased diversity in management positions.

...OWNING TOMORROW

Marriott is ready to deliver what our customers want, when they want it, the way they want it. Our superb brands, products and services are reaching a new audience and dramatically changing the perception of travel. We are building for tomorrow's success, always looking for ways to innovate and enhance our business. And we are doing it with a style all our own.



J.W. Marriott, Jr.
Chairman and Chief Executive Officer



William J. Shaw
President and Chief Operating Officer


Marriott
HOTELS
SORTS

M MARKS THE SPOT

Marriott's mSpot℠ was the hippest live billboard ever to light up Times Square. Bill Marriott and his sons John, Steve and David unveiled a glass-enclosed guest room replica showcasing the company's latest innovations in design, luxury bedding and bath, and technology. A series of live performances by Ciara and other top music stars, national radio personalities and special guests electrified the crowds.



Unique Experiences

Whether you're traveling for business or pleasure, or blending a bit of both, Marriott is committed to creating spaces designed specifically for you. Business can be a pleasure when public spaces are transformed into great rooms with wireless technology. And when the scenery and setting are just right, working out can be a treat, too.



[L] COURTYARD LOS ANGELES SHERMAN OAKS, CALIFORNIA [R] THE RITZ-CARLTON SOUTH BEACH, MIAMI, FLORIDA



[L] RENAISSANCE KOH SAMUI RESORT & SPA, SURA THANI, THAILAND
[R] MARRIOTT'S GRANDE VISTA, A MARRIOTT VACATION CLUB RESORT, ORLANDO, FLORIDA



Global Expansion

With 18 lodging brands and more than 2,700 hotels, resorts and timeshare locations in more than 60 countries, Marriott offers customers the choices they want in the destinations they desire. And with world-class spas, golf, fitness facilities and fine dining at many hotels — travelers can explore the world for business and leisure while enjoying all the comforts of home — plus a little bit more.

Spirit To Serve... in Action

We want the communities we call home to be better because we are there. — J.W. MARRIOTT, JR.


Marriott
LONDON PARK LANE
Earthquake
Relief Fund
MARRIOTT.
TELS & RESORTS
JUSTICE AND CONFIDENCE
Marriott & New Orleans.

[LEFT TO RIGHT] ASSOCIATES FROM THE LONDON MARRIOTT HOTEL PARK LANE DONATE LINENS TO THOSE IN NEED; RENAISSANCE SÃO PAULO HOTEL ASSOCIATES SHOW THEIR ENVIRONMENTAL COMMITMENT BY PROVIDING NATIVE TREE SAPLINGS TO THEIR NEIGHBORS; AND THE FLAGS ARE RAISED AT THE JW MARRIOTT HOTEL NEW ORLEANS DURING ITS REOPENING AFTER HURRICANE KATRINA

We Have a Spirit To Serve Our Communities®

THE MARRIOTT LINEN BANK

With more than 2,400 hotels receiving new bedding this year, Marriott, together with our owners and franchisees, launched the Marriott Linen Bank to donate replaced linens to community agencies and disaster relief organizations around the world.

SCHOOL TO WORK PROGRAMS

Marriott expanded the International Tourism Partnership's Youth Career Initiative to five hotels in Brazil, in addition to Marriott hotels in Thailand, Romania, Australia and Poland. The program offers a five-month classroom and practical training certification program to help young people secure a more promising future.

CHILDREN'S MIRACLE NETWORK

Marriott and its associates raised more than $620,000 in our first nationwide Children's Miracle Network Torch Relay to benefit Children's Miracle Network hospitals. Marriott associates, family and friends walked, biked, ran and motorcycled over 5,400 miles through 35 U.S. cities.

We Are Passionate About Fostering Diversity

DIVERSITY INITIATIVES

Marriott pledged, over the next five years, to double the number of hotels owned by minorities and women, and spend over $1 billion with minority- and women-owned suppliers. In addition, the company received a grant from the National Science Foundation to conduct joint research on the business impact of diversity management and employee engagement in the workplace.

We Are Devoted to Protecting Our Environment

Marriott became the first hospitality management company to join the U.S. Environmental Protection Agency's (EPA) Climate Leaders program, committing to an aggressive goal of reducing greenhouse gas emissions by 6 percent per available room by 2010. For the second consecutive year, the EPA named Marriott an ENERGY STAR Partner of the Year for Excellence in Energy Management.


ENERGY STAR
AWARD
2006
PARTNER OF THE YEAR

Disaster Recovery

Since late 2004, a series of natural disasters has devastated communities around the world, including Southeast Asia, Mexico and the Gulf Coast and Southeast regions of the United States. Marriott is committed to helping affected associates, as well as the communities where they live and work:

- Marriott donated more than $1 million to disaster relief and established the Marriott & Ritz-Carlton Relief Fund.
- Through Marriott's leave-sharing program, approximately 5,000 associates donated $2.9 million to their colleagues affected by these disasters.
- In New Orleans, a special Marriott task force is working with representatives of federal, state and local governments as well as private sector organizations to identify long-term housing options for associates.
- In Southeast Asia, Marriott launched the "100 Houses Campaign," raising funds to help build homes for tsunami victims in Thailand and Indonesia.
- In Cancun, Marriott helped associates rebuild their homes and provided emergency relief food parcels for their families.

Risk Factors

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements include information about our possible or assumed future results of operations in "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business and Overview," "Liquidity and Capital Resources" and other statements throughout this report preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those expressed in these forward-looking statements, including risks and uncertainties described below and other factors that we describe from time to time in our periodic filings with the SEC. We therefore caution you not to rely unduly on any forward-looking statements. The forward-looking statements in this report speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

RISKS AND UNCERTAINTIES

We are subject to various risks that could have a negative effect on the Company and its financial condition. You should understand that these risks could cause results to differ materially from those expressed in forward-looking statements contained in this report and in other Company communications. Because there is no way to determine in advance whether, or to what extent, any present uncertainty will ultimately impact our business, you should give equal weight to each of the following.

The lodging industry is highly competitive, which may impact our ability to compete successfully with other hotel and timeshare properties for customers. We generally operate in markets that contain numerous competitors. Each of our hotel and timeshare brands competes with major hotel chains in national and international venues and with independent companies in regional markets. Our ability to remain competitive and to attract and retain business and leisure travelers depends on our success in distinguishing the quality, value and efficiency of our lodging products and services from those offered by others. If we are unable to compete successfully in these areas, this could limit our operating margins, diminish our market share and reduce our earnings.

We are subject to the range of operating risks common to the hotel, timeshare and corporate apartment industries. The profitability of the hotels, vacation timeshare resorts and corporate apartments that we operate or franchise may be adversely affected by a number of factors, including:

(1) the availability of and demand for hotel rooms, timeshares and apartments;
(2) international, national and regional economic and geopolitical conditions;
(3) the impact of war and terrorist activity (including threats of terrorist activity) and heightened travel security measures instituted on business and leisure travel in response to war, terrorist activity or threats;
(4) the desirability of particular locations and changes in travel patterns;
(5) travelers' fears of exposure to contagious diseases, such as Severe Acute Respiratory Syndrome ("SARS") and Avian Flu;
(6) the occurrence of natural disasters, such as earthquakes, tsunamis or hurricanes;
(7) taxes and government regulations that influence or determine wages, prices, interest rates, construction procedures and costs;
(8) the availability and cost of capital to allow us and potential hotel owners and joint venture partners to fund investments;
(9) regional and national development of competing properties;
(10) increases in wages and other labor costs, energy, healthcare, insurance, transportation and fuel, and other expenses central to the conduct of our business, including recent increases in energy costs and further increases forecasted by the Department of Energy for the winter of 2006; and
(11) organized labor activities, including those in New York, San Francisco, Los Angeles, Waikiki Beach in Hawaii, and Boston where some of our hotels are subject to collective bargaining agreements that will expire in 2006.

Any one or more of these factors could limit or reduce the demand, and therefore the prices we are able to obtain for hotel rooms, timeshare units and corporate apartments or could increase our costs and, therefore, reduce the profit of our lodging businesses. In addition, reduced demand for hotels could also give rise to losses under loans, guarantees and minority equity investments that we have made in connection with hotels that we manage. Even where such factors do not reduce demand, our profit margins may suffer if we are unable to fully recover increased operating costs from our customers.

The uncertain pace and duration of the current growth environment in the lodging industry will continue to impact our financial results and growth. Both the Company and the lodging industry were hurt by several events occurring over the last few years, including the global economic downturn, the terrorist attacks on New York and Washington in September 2001, the global outbreak of SARS in 2003 and military action in Iraq. Business and leisure travel decreased and remained depressed as some potential travelers reduced or avoided discretionary travel in light of increased delays and safety concerns and economic declines stemming from an erosion in consumer confidence. Although both the lodging and travel industries have now largely recovered, the duration, pace and full extent of the current growth environment remains unclear. Moreover, the aftermath of Hurricanes Katrina, Rita, and Wilma and any negative long-term effect that Gulf Coast recovery efforts may have on the U.S. economy could set back or impede the progress of the industry's and our recovery. Accordingly, our financial results and growth could be harmed if that recovery stalls or is reversed.

Our lodging operations are subject to international, national and regional conditions. Because we conduct our business on a national and international platform, our activities are susceptible to changes in the performance of regional and global economies. In recent years, our business has been hurt by decreases in travel resulting from recent economic conditions, the military action in Iraq and the heightened travel security measures that have resulted from the threat of further terrorism. Our future economic performance is similarly subject to the uncertain magnitude and duration of the economic recovery in the United States, the prospects of improving economic performance in other regions, the unknown pace of any business travel recovery that results and the occurrence of any future incidents in the countries in which we operate.

Actions by organized labor could reduce our profits in certain major market cities. Employees at certain of our managed hotels are covered by collective bargaining agreements that will expire in 2006. These agreements affect 14 hotels in New York, San Francisco, Los Angeles, Waikiki Beach in Hawaii, and Boston. Potential labor activities could cause the diversion of business to hotels that are not involved in the negotiations, loss of group business in the affected cities and perhaps other cities, and/or increased labor costs. In 2005, affected hotels in these cities contributed approximately 2 percent of our combined base management, incentive management and franchise fee revenue. In 2005, we earned approximately 6 percent of our combined base management, incentive management and franchise fee revenue from downtown hotels (union and non-union) in affected markets.

Our growth strategy depends upon third-party owners/operators, and future arrangements with these third parties may be less favorable. Our present growth strategy for development of additional lodging facilities entails entering into and maintaining various arrangements with property owners. The terms of our management agreements, franchise agreements and leases for each of our lodging facilities are influenced by contract terms offered by our competitors, among other things. We cannot assure you that any of our current arrangements will continue. Moreover, we may not be able to enter into future collaborations, or to renew or enter into agreements in the future, on terms that are as favorable to us as those under existing collaborations and agreements.

We may have disputes with the owners of the hotels that we manage or franchise. Consistent with our focus on management and franchising, we own very few of our lodging properties. The nature of our responsibilities under our management agreements to manage each hotel and enforce the standards required for our brands under both management and franchise agreements may, in some instances, be subject to interpretation and may give rise to disagreements. We seek to resolve any disagreements in order to develop and maintain positive relations with current and potential hotel owners and joint venture partners but have not always been able to do so. Failure to resolve such disagreements has in the past resulted in litigation, and could do so in the future.

Our ability to grow our management and franchise systems is subject to the range of risks associated with real estate investments. Our ability to sustain continued growth through management or franchise agreements for new hotels and the conversion of existing facilities to managed or franchised Marriott brands is affected, and may potentially be limited, by a variety of factors influencing real estate development generally. These include site availability, financing, planning, zoning and other local approvals and other limitations that may be imposed by market and submarket factors, such as projected room occupancy, changes in growth in demand compared to projected supply, territorial restrictions in our management and franchise agreements, costs of construction, and anticipated room rate structure.

We depend on capital to buy and maintain hotels, and we may be unable to access capital when necessary. In order to fund new hotel investments, as well as refurbish and improve existing hotels, both the Company and current and potential hotel owners must periodically spend money. The availability of funds for new investments and maintenance of existing hotels depends in large measure on capital markets and liquidity factors over which we can exert little control. Our ability to recover loan and guarantee advances from hotel operations or from owners through the proceeds of hotel sales, refinancing of debt or otherwise may also affect our ability to recycle and raise new capital.

Our development activities expose us to project cost, completion and resale risks. We develop new hotel, timeshare, fractional ownership and personal residence ownership properties, both directly and through partnerships, joint ventures, and other business structures with third parties. Our involvement in the development of properties presents a number of risks, including that (1) construction delays, cost overruns, or acts of God such as earthquakes, hurricanes, floods or fires may increase overall project costs or result in project cancellations; (2) we may be unable to recover development costs we incur for projects that are not pursued to completion; (3) conditions within capital markets may limit our ability, or that of third parties with whom we do business, to raise capital for completion of projects that have commenced or development of future properties; and (4) properties that we develop could become less attractive due to changes in mortgage rates, market absorption, or oversupply, with the result that we may not be able to sell such properties for a profit or at the prices we anticipate.

Development activities which involve our co-investment with third parties may further increase completion risk or result in disputes which could increase project costs or impair project operations. Partnerships, joint ventures and other business structures involving our co-investment with third parties generally include some form of shared control over the operations of the business, and create additional risks, including the possibility that other investors in such ventures could become bankrupt or otherwise lack the financial resources to meet their obligations, or could have or develop business interests, policies or objectives that are inconsistent with ours. Although we actively seek to minimize such risks before investing in partnerships, joint ventures, or similar structures, actions by another investor may present additional risks of project delay, increased project costs, or operational difficulties following project completion.

In the event of damage to or other potential losses involving properties that we own, manage or franchise, potential losses may not be covered by insurance. We have comprehensive property and liability insurance policies with coverage features and insured limits that we believe are customary. Market forces beyond our control may nonetheless limit both the scope of property and liability insurance coverage that we can obtain and our ability to obtain coverage at reasonable rates. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods or terrorist acts, that may be uninsurable or may be too expensive to justify insuring against. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, we may carry insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of our lost investment or that of hotel owners or in some cases could also result in certain losses being totally uninsured. As a result, we could lose all, or a portion of, the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for guarantees, debt or other financial obligations related to the property.

Risks relating to acts of God, contagious disease, terrorist activity and war could reduce the demand for lodging, which may adversely affect our revenues. Acts of God, such as hurricanes, earthquakes and other natural disasters and the spread of contagious diseases, such as SARS and Avian Flu, in locations where we own, manage or franchise significant properties and areas of the world from which we draw a large number of customers can cause a decline in the level of business and leisure travel and reduce the demand for lodging. Wars (including the potential for war), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife and geopolitical uncertainty can have a similar effect. Any one or more of these events may reduce the overall demand for hotel rooms, timeshare units and corporate apartments or limit the prices that we are able to obtain for them, both of which could adversely affect our revenues.

An increase in the use of third-party Internet reservation services could adversely impact our revenues. Some of our hotel rooms are booked through Internet travel intermediaries, such as Travelocity.com®, Expedia.com® and Priceline.com®, serving both the leisure and, increasingly, the corporate travel and group meeting sectors. While Marriott's Look No Further® Best Rate Guarantee has greatly reduced the ability of these Internet travel intermediaries to undercut the published rates of Marriott hotels, these Internet travel intermediaries continue their attempts to commoditize hotel rooms by aggressively marketing to price-sensitive travelers and corporate accounts and increasing the importance of general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their travel services rather than to our lodging brands. Although we expect to continue to maintain and even increase the strength of our brands in the online marketplace, if the amount of sales made through Internet intermediaries increases significantly, our business and profitability may be harmed.

Changes in privacy law could adversely affect our ability to market our products effectively. Our Timeshare segment, and to a lesser extent our other lodging segments, rely on a variety of direct marketing techniques, including telemarketing and mass mailings. Recent initiatives, such as the National Do Not Call Registry and various state laws regarding marketing and solicitation, including anti-spam legislation, have created some concern about the continuing effectiveness of telemarketing and mass mailing techniques and could force further changes in our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our sales of timeshare units and other products. We also obtain lists of potential customers from travel service providers with whom we have substantial relationships and market to some individuals on these lists directly. If the acquisition of these lists were outlawed or otherwise restricted, our ability to develop new customers and introduce them to our products could be impaired.

Operating risks at our synthetic fuel operations could reduce the tax benefits generated by those facilities. The Company owns an interest in four synthetic fuel production facilities. The Internal Revenue Code provides tax credits for the production and sale of synthetic fuels produced from coal through 2007. Although our synthetic fuel facilities incur significant losses, those losses are more than offset by the tax credits generated, which reduce our income tax expense. Problems related to supply, production and demand at any of the synthetic fuel facilities, the power plants and other end users that buy synthetic fuel from the facilities, or the coal mines from which the facilities buy coal could diminish the productivity of our synthetic fuel operations and adversely impact the ability of those operations to generate tax credits.

High oil prices in 2006 and beyond could reduce or eliminate the tax credits generated by our synthetic fuel facilities. The tax credits available under the Internal Revenue Code for the production and sale of synthetic fuel in any given year are phased out if the Reference Price of a barrel of oil for that year falls within a specified price range. The "Reference Price" of a barrel of oil is an estimate of the annual average wellhead price per barrel of domestic crude oil and is determined for each calendar year by the Secretary of the Treasury by April 1 of the following year. In 2003 and 2004, the Reference Price was approximately equal to 89 percent of the average price in those years of the benchmark NYMEX futures contract for a barrel of light, sweet crude oil. The price range within which the tax credit is phased out was set in 1980 and is adjusted annually for inflation. In 2004, the phase-out range was $51.35 to $64.47. Because the Reference Price for a barrel of oil for 2004 was below that range, at $36.75, there was no reduction of the tax credits available for synthetic fuel produced and sold in 2004.

Assuming a 2 percent inflation adjustment factor for 2005 and assuming that the ratio of the Reference Price to the average wellhead price of the benchmark NYMEX futures contract remains approximately the same in 2005 as it was in 2004, we currently estimate that, because the average NYMEX price for January through December 2005 was approximately $56.71, there was no reduction of the tax credits available for synthetic fuel produced and sold in 2005. Assuming a 2 percent inflation adjustment factor for each of 2005 and 2006 and assuming that the ratio of the Reference Price to the average price of the benchmark NYMEX futures contract remains the same in 2006 as it was in 2004, we currently estimate that the tax credits available for production and sale of synthetic fuel in 2006 would begin to be phased out if the average price of the benchmark NYMEX futures contract in 2006 exceeds approximately $60 and would be fully phased out if the average price of the benchmark NYMEX futures contract in 2006 exceeds approximately $75. The average price of the benchmark NYMEX futures contract for 2006, through February 16, 2006, was $64.36. As a result of high oil prices in the first several weeks of 2006, the synthetic fuel operation elected to suspend production of synthetic fuel in mid-January 2006. On February 17, 2006, we restarted production and have taken steps to minimize operating losses that could occur if more than a majority of tax credits are phased out in 2006 as a result of high oil prices. We will continue to monitor the situation, and if circumstances warrant, we may again suspend production in the future.

We cannot predict with any accuracy the future price of a barrel of oil. If the Reference Price of a barrel of oil in 2006 or 2007 exceeds the applicable phase-out threshold for those years, the tax credits generated by our synthetic fuel facilities in those years could be reduced or eliminated, which would have a negative impact on our results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

BUSINESS AND OVERVIEW

We are a worldwide operator and franchisor of 2,741 hotels and related facilities. Our operations are grouped into five business segments: Full-Service Lodging, Select-Service Lodging, Extended-Stay Lodging, Timeshare and Synthetic Fuel. In our Lodging business, we operate, develop and franchise under 14 separate brand names in 67 countries and territories. We also operate and develop Marriott timeshare properties under four separate brand names.

We earn base, incentive and franchise fees based upon the terms of our management and franchise agreements. Revenues are also generated from the following sources associated with our Timeshare segment: (1) selling timeshare intervals and personal residences, (2) operating the resorts, and (3) financing customer purchases of timesharing intervals. In addition, we earn revenues from the limited number of hotels we own and lease and we earn revenues and generate tax credits from our synthetic fuel operations.

We evaluate the performance of our segments based primarily on the results of the segment without allocating corporate expenses, interest expense and interest income. With the exception of our Synthetic Fuel segment, we do not allocate income taxes to our segments. As timeshare note sales are an integral part of the timeshare business, we include timeshare note sale gains in our Timeshare segment results, and we allocate other gains and losses as well as equity earnings or losses from our joint ventures and divisional general, administrative and other expenses to each of our segments.

Similar to conditions that existed last year, lodging supply growth in the United States was low during 2005, while demand growth was high. As a result, both occupancies and average daily rates continued to rise. Transient demand, both business and leisure, was strong in 2005, and we experienced particularly robust pricing power associated with that demand. In addition, our group rates are continuing to increase as business negotiated in earlier years at lower rates is being replaced with business negotiated at higher rates. In the United States, demand was strongest in the Eastern and Western regions, while the Midwestern and South Central regions experienced more moderate increases in demand. Demand was also strong in Hawaii.

The weak U.S. dollar, in relation to other currencies, helped increase travel, versus the prior year, into the United States. In addition, we saw increased demand associated with U.S. vacationers who were also impacted by the weak U.S. dollar and traveled domestically instead of abroad. Outside of the United States we experienced stronger demand versus the prior year, particularly in China, Hong Kong, the Middle East, Mexico and the Caribbean. Demand in Europe and South American countries continues to remain less robust, as some economies continue to emerge from a slowdown.

See Risk Factors earlier in this report for important information regarding forward-looking statements made in this report and risks and uncertainties that the Company faces.

CONSOLIDATED RESULTS

The following discussion presents an analysis of results of our operations for 2005, 2004 and 2003.

Continuing Operations

Revenues

2005 COMPARED TO 2004

Revenues increased 14 percent to $11,550 million in 2005 from $10,099 million in 2004, as a result of strong demand for hotel rooms worldwide. Year-over-year RevPAR increases were driven primarily by rate increases and to a lesser extent by occupancy improvement. The increase in revenue versus the prior year also reflects recognition in 2005 of $14 million of incentive fees that were calculated based on prior period results, but not earned and due until 2005. Higher timeshare interval, fractional, and whole ownership sales and services revenue reflecting higher financially reportable development revenue also improved our 2005 revenues. In addition, revenues increased due to the consolidation of our synthetic fuel operations from the start of the 2004 second quarter which resulted in the recognition of revenue for all of 2005 versus only three quarters in 2004, as we accounted for the synthetic fuel operations using the equity method of accounting in the 2004 first quarter. Further, owned and leased revenue increased significantly, primarily as a result of the purchase of 13 formerly managed properties (see the "CTF Holdings Ltd." discussion later in this report under "Investing Activities Cash Flows" in the "Liquidity and Capital Resources" section).

The 14 percent increase in total revenue includes $743 million of increased cost reimbursements revenue, to $7,671 million in 2005 from $6,928 million in the prior year. This revenue represents reimbursements of costs incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon the costs incurred with no added mark-up, this revenue and related expense have no impact on either our operating income or net income. The increase in reimbursed costs is primarily attributable to the growth in the number of properties we manage.

We added 45 managed properties (4,519 rooms) to our system in 2005 (including the Whitbread properties more fully discussed later in this report under the caption "Marriott and Whitbread Joint Venture" in the "Liquidity and Capital Resources" section).

2004 COMPARED TO 2003

Revenues increased 12 percent to $10,099 million in 2004 from $9,014 million in 2003, primarily reflecting higher fees related to increased demand for hotel rooms and unit expansion, as well as higher timeshare interval, fractional, and whole ownership sales and services revenue reflecting higher financially reportable development revenue.

Operating Income

2005 COMPARED TO 2004

Operating income increased $78 million to $555 million in 2005 from $477 million in the prior year, primarily as a result of the following items: a combined base, incentive and franchise fee improvement of $154 million reflecting a stronger demand environment; $51 million of stronger timeshare interval, fractional, and whole ownership sales and services revenue net of direct expenses reflecting higher financially reportable development revenue; and $65 million of stronger owned, leased, corporate housing and other revenue net of direct expenses. The fee improvement versus the prior year also reflects the recognition in 2005 of $14 million of incentive fees that were calculated based on prior period results, but not earned and due until 2005. The increase in owned, leased, corporate housing and other revenue net of direct expenses is primarily attributable to properties acquired in 2005, including the CTF properties, the strong demand environment in 2005, and our receipt in 2005, of a $10 million termination fee associated with one property that left our system.

The favorable items noted above were partially offset by $146 million of increased general and administrative expenses and $46 million of lower synthetic fuel revenue net of synthetic fuel expenses. Increased general and administrative expenses were associated with our Lodging segments as unallocated general and administrative expenses were down slightly compared to the prior year. The increase in general, administrative and other expenses reflects a $94 million pre-tax charge impacting our Full-Service Lodging segment, primarily due to the non-cash write-off of deferred contract acquisition costs associated with the termination of management agreements (discussed more fully later in this report in the "CTF Holdings Ltd." discussion under the "Investing Activities Cash Flows" caption in the "Liquidity and Capital Resources" section), and $30 million of pre-tax expenses associated with our bedding incentive program, impacting our Full-Service, Select-Service and Extended-Stay Lodging segments. We implemented the bedding incentive program in 2005 to ensure that guests could enjoy the comfort and luxury of our new bedding by year-end 2005. General and administrative expenses in 2005 also reflect pre-tax performance termination cure payments of $15 million associated with two properties, a $9 million pre-tax charge associated with three guarantees, increased other net overhead costs of $13 million including costs related to the Company's unit growth, development and systems, and $2 million of increased foreign exchange losses partially offset by $5 million of lower litigation expenses. Additionally, in 2004, general and administrative expenses included a $13 million charge associated with the write-off of deferred contract acquisition costs.

Operating income for 2005 includes a synthetic fuel operating loss of $144 million versus $98 million of operating losses in the prior year, reflecting increased costs and the consolidation of our synthetic fuel operations from the start of the 2004 second quarter, which resulted in the recognition of revenue and expenses for all of 2005 versus only three quarters in 2004, as we accounted for the synthetic fuel operations using the equity method of accounting in the 2004 first quarter. For additional information, see our "Synthetic Fuel" segment discussion later in this report.

2004 COMPARED TO 2003

Operating income increased $100 million to $477 million in 2004 from $377 million in 2003. The increase is primarily due to higher fees, which are related both to stronger RevPAR, driven by increased occupancy and average daily rate, and to the growth in the number of rooms, and strong timeshare results, which are mainly attributable to strong demand and improved margins, partially offset by higher general and administrative expenses. General, administrative and other expenses increased $84 million in 2004 to $607 million from $523 million in 2003, primarily reflecting higher administrative expenses in our Full-Service, Select-Service, and Extended-Stay segments ($55 million) and Timeshare segment ($24 million), primarily associated with increased overhead costs related to the Company's unit growth and timeshare development, and a $10 million reduction in foreign exchange gains, offset by $6 million of lower litigation expenses.

Higher general and administrative expenses of $84 million also reflect a $13 million write-off of deferred contract acquisition costs as further discussed in the "2004 Compared to 2003" caption under the "Select-Service Lodging" heading later in this report.

Gains and Other Income

The following table shows our gains and other income for 2005, 2004, and 2003.

($ in millions)	2005	2004	2003
Timeshare note sale gains	**$ 69**	$ 64	$ 64
Gains on sales of joint venture investments	**7**	19	21
Synthetic fuel earn-out payments received, net	**32**	28	—
Gains on sales of real estate and other	**34**	48	21
Other note sale/repayment gains	**25**	5	—
Income from cost method joint ventures	**14**	—	—
	$181	$164	$106

Interest Expense

2005 COMPARED TO 2004

Interest expense increased $7 million (7 percent) to $106 million in 2005 from $99 million in the prior year, reflecting increased debt levels which helped to facilitate significantly higher capital expenditures and share repurchases in 2005. Interest expense in 2005 reflected our June 2005 Series F Senior Notes issuance, and, versus the prior year, higher commercial paper balances coupled with higher rates. Included within interest expense for 2005 are charges totaling $29 million relating to interest on accumulated cash inflows from owners, in advance of our cash outflows for various programs that we operate on the owners' behalf, including the Marriott Rewards, Gift Certificates, and Self-Insurance programs. The increase over 2004 is related to higher liability balances and higher interest rates. Partially offsetting these increases were interest expense declines associated with the payoff, at maturity, of both our Series D Senior Notes in April 2005 and Series B Senior Notes in November 2005 and the capitalization of more interest associated with the development of timeshare properties.

2004 COMPARED TO 2003

Interest expense decreased $11 million to $99 million in 2004 from $110 million in the prior year, reflecting the repayment of $234 million of senior debt in the fourth quarter of 2003 and other subsequent debt reductions, partially offset by lower capitalized interest resulting from fewer projects under construction, primarily related to our Timeshare segment. Included within interest expense for 2004 and 2003 are charges totaling $11 million and $8 million, respectively, associated with programs operated on behalf of owners as described above.

Interest Income, Provision for Loan Losses, and Income Tax

2005 COMPARED TO 2004

Interest income, before the provision for loan losses, decreased $67 million (46 percent) to $79 million in 2005 from $146 million in the prior year, primarily reflecting the impact of loans repaid to us. The repayments are described more fully under the "Loan Activity" caption in the "Liquidity and Capital Resources" section later in this report. Our provision for loan losses increased $36 million versus the prior year reflecting an

$11 million charge in 2005 associated with one property and a pre-tax charge of $17 million in 2005 due to the impairment of our Delta Air Lines, Inc. aircraft leveraged lease, as discussed more fully under the "Investment in Leveraged Lease" caption in the "Liquidity and Capital Resources" section later in this report.

Income from continuing operations before income taxes and minority interest generated a tax provision of $94 million for 2005, compared to a tax provision of $100 million for 2004. The difference is primarily attributable to the impact of the synthetic fuel joint ventures, which generated a net tax benefit of $190 million in 2005, compared to a net tax benefit of $165 million in 2004, and to a lower tax rate before the impact of the Synthetic Fuel segment in 2005, as a result of a higher proportion of income in countries with lower effective tax rates. Higher taxes associated with higher pre-tax income in 2005 partially offset these favorable tax impacts. For additional information see the analysis of results of operations for the Synthetic Fuel segment later in this report.

2004 COMPARED TO 2003

Interest income, before the provision for loan losses, increased $17 million (13 percent) to $146 million in 2004 from $129 million in the prior year, reflecting higher loan balances, including the $200 million note collected in the third quarter of 2004 related to the acquisition by Cendant Corporation of our interest in the Two Flags joint venture and higher interest rates. We recognized $9 million of interest income associated with the $200 million note, which was issued early in the 2004 second quarter. Our provision for loan losses for 2004 was a benefit of $8 million and includes $3 million of reserves for loans deemed uncollectible at three hotels, offset by the reversal of $11 million of reserves no longer deemed necessary.

Income from continuing operations before income taxes and minority interest generated a tax provision of $100 million in 2004, compared to a tax benefit of $43 million in 2003. The difference is primarily attributable to the impact of the synthetic fuel joint venture, which generated a tax benefit and tax credits of $165 million in 2004, compared to $245 million in 2003 and to higher pre-tax income. For additional information see the analysis of our results of operations for the Synthetic Fuel segment later in this report.

Equity in Earnings (Losses)

2005 COMPARED TO 2004

Equity in earnings (losses) of equity method investees increased $78 million from a net loss of $42 million in 2004 to net earnings of $36 million in 2005. Twenty-eight million dollars of the increase is attributable to our synthetic fuel joint ventures which we reported as an equity investment in the 2004 first quarter, versus consolidation of the joint ventures for the periods thereafter. For additional information see the analysis of results of operations for the Synthetic Fuel segment later in this report. The remaining $50 million increase from the prior year is primarily attributable to significant 2005 asset sale gains in several joint ventures producing higher earnings from joint ventures and, to a lesser extent, the stronger 2005 lodging demand environment and the mix of investments in each year.

2004 COMPARED TO 2003

Equity in earnings (losses) of equity method investees decreased to a net loss of $42 million in 2004 from a net loss of $7 million in 2003. In 2003, we recognized equity earnings of $24 million associated with our interest in the Two Flags joint venture, while in 2004 we only recognized $6 million of equity earnings due to the redemption of our interest. In addition, we had equity income from our synthetic fuel joint ventures of $10 million in 2003 compared to equity losses of $28 million in 2004. The improved business environment in 2004 and the mix of investments versus the prior year favorably impacted our equity income by $21 million, partially offsetting the aforementioned negative variances. For additional information see the analysis of results of operations for the Synthetic Fuel segment later in this report.

Minority Interest

2005 COMPARED TO 2004

Minority interest increased from a benefit of $40 million in 2004 to a benefit of $45 million in 2005, primarily as a result of the change in the method of accounting for our synthetic fuel operations. For 2004, minority interest reflects our partner's share of the synthetic fuel losses from March 26, 2004 (when we began consolidating the ventures due to the adoption of FIN 46(R)), through year-end. For 2005, minority interest reflects our partner's share of the synthetic fuel losses for the entire year. On the first day of our 2006 fiscal year, we redeemed our partner's interest in SAFE II. Accordingly, in 2006, minority interest will only represent our partner's share of the losses in SAFE I. For additional information see the analysis of results of operations for the Synthetic Fuel segment later in this report.

2004 COMPARED TO 2003

Minority interest increased from an expense of $55 million in 2003 to a benefit of $40 million in 2004, primarily as a result of the impact of a change in the method of accounting for our synthetic fuel operations. Due to the purchaser's put option, which expired on November 6, 2003, minority interest for 2003 reflected our partner's share of the synthetic fuel operating losses and its share of the associated tax benefit, along with its share of the tax credits from the June 21, 2003, sale date through the put option's expiration date, when we began accounting for the ventures under the equity method of accounting. For 2004, minority interest reflects our partner's share of the synthetic fuel losses from March 26, 2004 (when we began consolidating the ventures due to the adoption of FIN 46(R)), through year-end. For additional information see the analysis of results of operations for the Synthetic Fuel segment later in this report.

Income from Continuing Operations

2005 COMPARED TO 2004

Income from continuing operations increased $74 million (12 percent) to $668 million in 2005 versus the prior year, and diluted earnings per share from continuing operations increased $0.42 (17 percent) to $2.89. As discussed above in more detail, the increase in income from continuing operations from the prior year is primarily due to the strong demand environment, increased owned, leased and corporate housing and other revenue net of direct expenses (principally reflecting owned and leased properties acquired in the 2005 third quarter), increased timeshare interval, fractional, and whole ownership sales and services revenue net of direct expenses, stronger equity income, higher gains and other income, and lower taxes. As discussed above in more detail, increased general and administrative expenses reflecting, among other things, the write-off of deferred contract acquisition costs in connection with the CTF transaction and expenses associated with our bedding incentive program, lower synthetic fuel revenue net of synthetic fuel expenses, lower interest income, higher interest expense, and a higher loan loss provision partially offset these favorable items.

2004 COMPARED TO 2003

Income from continuing operations increased $118 million (25 percent) to $594 million, and diluted earnings per share from continuing operations increased $0.53 (27 percent) to $2.47. The favorable results were primarily driven by strong hotel demand, new unit growth, strong timeshare results, higher interest income reflecting higher balances and rates, lower interest expense due to debt reductions, lower loan loss provisions, stronger synthetic fuel results and increased gains of $58 million, partially offset by higher income taxes excluding the synthetic fuel impact, and higher general and administrative expenses.

Business Segments

We are a diversified hospitality company with operations in five business segments:

- **Full-Service,** which includes Marriott Hotels & Resorts, The Ritz-Carlton, Renaissance Hotels & Resorts and Bulgari Hotels & Resorts;
- **Select-Service,** which includes Courtyard, Fairfield Inn and SpringHill Suites;
- **Extended-Stay,** which includes Residence Inn, TownePlace Suites, Marriott ExecuStay and Marriott Executive Apartments;
- **Timeshare,** which includes the development, marketing, operation and sale of timeshare, fractional, and whole ownership properties under the Marriott Vacation Club International, The Ritz-Carlton Club, Grand Residences by Marriott and Horizons by Marriott Vacation Club brands; and
- **Synthetic Fuel,** which includes our interest in the operation of coal-based synthetic fuel production facilities.

We evaluate the performance of our segments based primarily on the results of the segment without allocating corporate expenses, interest income, provision for loan losses, and interest expense. With the exception of the Synthetic Fuel segment, we do not allocate income taxes to our segments. As timeshare note sales are an integral part of the timeshare business, we include timeshare note sale gains in our Timeshare segment results, and we allocate other gains as well as equity in earnings (losses) from our joint ventures and divisional general, administrative and other expenses to each of our segments. Unallocated corporate expenses represent that portion of our general, administrative and other expenses and equity in earnings (losses) that are not allocable to our segments.

We have aggregated the brands and businesses presented within each of our segments considering their similar economic characteristics, types of customers, distribution channels and the regulatory business environment of the brands and operations within each segment.

Revenues

($ in millions)	2005	2004	2003
Full-Service	**$ 7,535**	$ 6,611	$5,876
Select-Service	**1,265**	1,118	1,000
Extended-Stay	**608**	547	557
Timeshare	**1,721**	1,502	1,279
Total Lodging	**11,129**	9,778	8,712
Synthetic Fuel	**421**	321	302
	$11,550	$10,099	$9,014

Income from Continuing Operations

($ in millions)	2005	2004	2003
Full-Service	**$ 474**	$ 426	$ 407
Select-Service	**209**	140	99
Extended-Stay	**65**	66	47
Timeshare	**271**	203	149
Total Lodging financial results	**1,019**	835	702
Synthetic Fuel (after-tax)	**125**	107	96
Unallocated corporate expenses	**(137)**	(138)	(132)
Interest income, provision for loan losses and interest expense	**(55)**	55	12
Income taxes (excluding Synthetic Fuel)	**(284)**	(265)	(202)
	$ 668	$ 594	$ 476

Equity in Earnings (Losses) of Equity Method Investees

($ in millions)	2005	2004	2003
Full-Service	**$39**	$ 10	$ 8
Select-Service	**(5)**	(17)	(22)
Timeshare	**1**	(7)	(4)
Synthetic Fuel	**—**	(28)	10
Corporate	**1**	—	1
	$36	$(42)	$ (7)

Marriott Lodging

Lodging includes our Full-Service, Select-Service, Extended-Stay and Timeshare segments. We consider Lodging revenues and Lodging financial results to be meaningful indicators of our performance because they measure our growth in profitability as a lodging company and enable investors to compare the sales and results of our lodging operations to those of other lodging companies.

We consider RevPAR to be a meaningful indicator of our performance because it measures the period-over-period change in room revenues for comparable properties. We calculate RevPAR by dividing room sales for comparable properties by room nights available to guests for the period. RevPAR may not be comparable to similarly titled measures, such as revenues.

We added 134 properties (21,611 rooms) and deflagged 25 properties (4,755 rooms) in 2005. Most of the deflagged properties were Fairfield Inn properties.

2005 COMPARED TO 2004

Lodging reported financial results of $1,019 million in 2005, compared to $835 million in 2004, and revenues of $11,129 million in 2005, a 14 percent increase from revenues of $9,778 million in 2004. The results as compared to the prior year reflect a $154 million (18 percent) increase in base, franchise and incentive fees from $873 million in 2004 to $1,027 million in 2005, stronger timeshare sales and services revenue net of direct expenses, stronger owned, leased, corporate housing and other revenue, net of direct expenses, improved equity income and higher gains. The increase in base and franchise fees was driven by higher RevPAR for comparable rooms, primarily resulting from both domestic and international rate increases and new unit growth. Incentive management fees increased $59 million (42 percent) in 2005 versus the prior year, reflecting the impact of increased travel worldwide driving strong property level profits. The increase also reflects recognition in 2005 of $14 million of incentive fees that were calculated based on prior period results, but not earned and due until 2005. In 2005, 50 percent of our managed properties paid incentive fees to us versus 32 percent in 2004. Increased general and administrative expenses of $146 million, as discussed in the earlier "Operating Income" discussion, partially offset these improvements.

Systemwide RevPAR, which includes data from our franchised properties, in addition to our owned, leased and managed properties, for comparable North American properties increased 9.5 percent, and RevPAR for our comparable North American company-operated properties increased 9.8 percent. Systemwide RevPAR for comparable international properties, increased 11.9 percent and RevPAR for comparable international company-operated properties increased 11.0 percent. Worldwide RevPAR for comparable company-operated properties increased 10.1 percent while worldwide RevPAR for comparable systemwide properties increased 9.9 percent. In addition, worldwide comparable managed property-level house profit margins increased 180 basis points.

2004 COMPARED TO 2003

We added 166 properties (27,038 rooms) and deflagged 42 properties (7,335 rooms) from year-end 2003 to year-end 2004. Most of the deflagged properties were Fairfield Inn properties. In addition, 210 properties (28,081 rooms) exited our system as a result of the sale of the Ramada International Hotels & Resorts franchised brand.

Lodging reported financial results of $835 million in 2004, compared to $702 million in 2003, and revenues of $9,778 million in 2004, a 12 percent increase from revenues of $8,712 million in 2003. The results reflect a $131 million (18 percent) increase in base, franchise and incentive fees from $742 million in 2003 to $873 million in 2004, favorable Timeshare segment results and increased gains and joint venture results of $36 million. The increase in base and franchise fees was driven by higher RevPAR for comparable rooms, primarily resulting from both domestic and international occupancy and average daily rate increases and new unit growth. In 2004, 32 percent of our managed properties paid incentive fees to us versus 29 percent in the prior year.

Systemwide RevPAR for comparable North American properties increased 8.5 percent, and RevPAR for our comparable North American company-operated properties increased 8.6 percent. Systemwide RevPAR for comparable international properties increased 14.2 percent, and RevPAR for comparable international company-operated properties increased 16.6 percent. The increase in incentive management fees during the year primarily reflects the impact of increased international demand, particularly in Asia and the Middle East, and increased business at properties throughout North America. Worldwide RevPAR for comparable company-operated properties increased 10.5 percent, while worldwide RevPAR for comparable systemwide properties increased 9.6 percent.

Lodging Development

We opened 134 properties totaling 21,611 rooms, across our brands in 2005, and 25 properties (4,755 rooms), predominantly Fairfield Inn properties, were deflagged and exited the system. Highlights of the year included:

- We converted 33 properties (5,846 rooms), or 27 percent of our gross room additions for the year, from other brands.
- We opened over 20 percent of new rooms outside the United States.
- We added 103 properties (12,656 rooms) to our Select-Service and Extended-Stay brands.
- We opened two new Marriott Vacation Club International properties in Hilton Head, South Carolina and Las Vegas, Nevada.

We currently have more than 70,000 rooms under construction, awaiting conversion, or approved for development in our development pipeline, and we expect to add approximately 25,000 hotel rooms and timeshare units to our system in 2006. These growth plans are subject to numerous risks and uncertainties, many of which are outside of our control. See the "Forward-Looking Statements" and "Risks and Uncertainties" captions earlier in this report and the "Liquidity and Capital Resources" caption later in this report.

RevPAR

The following tables show, for 2005 and 2004, occupancy, average daily rate and RevPAR for each of our comparable North American principal established brands and for our international properties by either region or brand. We have not presented statistics for company-operated North American Fairfield Inn properties in these tables because we operate only a limited number of properties, as this brand is predominantly franchised and such information would not be meaningful (identified as "nm" in the tables that follow). Systemwide statistics include data from our franchised properties, in addition to our owned, leased and managed properties.

For North American properties the occupancy, average daily rate and RevPAR statistics used throughout this report for 2005 include the period from January 1, 2005, through December 30, 2005, the statistics for 2004 include the period from January 3, 2004, through December 31, 2004, and the statistics for 2003 include the period from January 4, 2003, through January 2, 2004, (except in each case, for The Ritz-Carlton and International properties, which includes the period from January 1 through December 31).

The adjacent graph shows RevPAR for North American Comparable Company-Operated "Composite—All" properties (which includes our Marriott Hotels & Resorts, Renaissance Hotels & Resorts, The Ritz-Carlton, Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands) for the last five fiscal years:



$91.44
$86.47
$85.85
$95.04
$103.29
2001
2002
2003
2004
2005
RevPAR

	Comparable Company-Operated North American Properties		Comparable Systemwide North American Properties	
	2005	Change vs. 2004	2005	Change vs. 2004
MARRIOTT HOTELS & RESORTS [1]				
Occupancy	73.2%	1.0% pts.	71.0%	1.2% pts.
Average Daily Rate	$154.84	7.5%	$144.03	6.9%
RevPAR	$113.31	9.0%	$102.21	8.7%
THE RITZ-CARLTON [2]				
Occupancy	71.0%	1.9% pts.	71.0%	1.9% pts.
Average Daily Rate	$287.99	9.2%	$287.99	9.2%
RevPAR	$204.45	12.2%	$204.45	12.2%
RENAISSANCE HOTELS & RESORTS				
Occupancy	72.1%	3.0% pts.	71.3%	2.6% pts.
Average Daily Rate	$149.90	7.8%	$140.89	8.3%
RevPAR	$108.01	12.5%	$100.45	12.4%
COMPOSITE—FULL-SERVICE [3]				
Occupancy	72.8%	1.4% pts.	71.0%	1.4% pts.
Average Daily Rate	$166.58	7.8%	$152.81	7.3%
RevPAR	$121.27	10.0%	$108.51	9.6%
RESIDENCE INN				
Occupancy	80.0%	1.0% pts.	79.5%	1.1% pts.
Average Daily Rate	$108.09	7.3%	$104.99	6.7%
RevPAR	$ 86.46	8.6%	$ 83.47	8.1%
COURTYARD				
Occupancy	70.7%	–0.2% pts.	72.2%	0.6% pts.
Average Daily Rate	$106.50	9.4%	$105.72	7.9%
RevPAR	$ 75.32	9.1%	$ 76.31	8.9%
FAIRFIELD INN				
Occupancy	nm	nm	69.5%	2.3% pts.
Average Daily Rate	nm	nm	$ 74.47	8.1%
RevPAR	nm	nm	$ 51.76	11.7%
TOWNEPLACE SUITES				
Occupancy	75.4%	1.1% pts.	75.8%	1.1% pts.
Average Daily Rate	$ 70.52	7.4%	$ 72.11	9.3%
RevPAR	$ 53.18	9.1%	$ 54.62	10.8%
SPRINGHILL SUITES				
Occupancy	74.9%	3.4% pts.	74.0%	2.9% pts.
Average Daily Rate	$ 93.89	11.0%	$ 90.43	9.1%
RevPAR	$ 70.36	16.3%	$ 66.88	13.5%
COMPOSITE—SELECT-SERVICE AND EXTENDED-STAY [4]				
Occupancy	73.8%	0.5% pts.	73.8%	1.3% pts.
Average Daily Rate	$103.70	8.7%	$ 96.11	7.6%
RevPAR	$ 76.49	9.4%	$ 70.97	9.5%
COMPOSITE—ALL [5]				
Occupancy	73.2%	1.0% pts.	72.7%	1.3% pts.
Average Daily Rate	$141.14	8.2%	$119.12	7.5%
RevPAR	$103.29	9.8%	$ 86.56	9.5%

(1) Marriott Hotels & Resorts includes our JW Marriott Hotels & Resorts brand.
(2) Statistics for The Ritz-Carlton are for January through December.
(3) Full-Service composite statistics include properties for the Marriott Hotels & Resorts, Renaissance Hotels & Resorts and The Ritz-Carlton brands.
(4) Select-Service and Extended-Stay composite statistics include properties for the Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.
(5) Composite—All statistics include properties for the Marriott Hotels & Resorts, Renaissance Hotels & Resorts, The Ritz-Carlton, Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.

	Comparable Company-Operated International Properties [1,2]		Comparable Systemwide International Properties [1,2]	
	2005	Change vs. 2004	2005	Change vs. 2004
CARIBBEAN AND LATIN AMERICA [3]				
Occupancy	73.6%	3.9% pts.	73.0%	4.6% pts.
Average Daily Rate	$145.78	6.3%	$138.31	5.9%
RevPAR	$107.24	12.1%	$101.02	13.1%
CONTINENTAL EUROPE [3]				
Occupancy	70.5%	0.5% pts.	68.6%	1.0% pts.
Average Daily Rate	$137.09	2.4%	$138.63	4.3%
RevPAR	$ 96.69	3.1%	$ 95.10	5.9%
UNITED KINGDOM [3]				
Occupancy	76.9%	0.1% pts.	74.0%	–1.1% pts.
Average Daily Rate	$182.61	4.8%	$162.96	4.6%
RevPAR	$140.49	4.8%	$120.53	3.1%
MIDDLE EAST AND AFRICA [3]				
Occupancy	73.2%	4.0% pts.	71.7%	4.5% pts.
Average Daily Rate	$116.07	22.5%	$114.45	21.2%
RevPAR	$ 84.96	29.5%	$ 82.10	29.3%
ASIA PACIFIC [3,4]				
Occupancy	75.8%	0.8% pts.	76.5%	1.5% pts.
Average Daily Rate	$114.34	12.0%	$118.63	12.5%
RevPAR	$ 86.63	13.1%	$ 90.79	14.7%
THE RITZ-CARLTON INTERNATIONAL				
Occupancy	71.6%	3.4% pts.	71.6%	3.4% pts.
Average Daily Rate	$200.08	12.7%	$200.08	12.7%
RevPAR	$143.30	18.3%	$143.30	18.3%
TOTAL COMPOSITE INTERNATIONAL [5]				
Occupancy	74.0%	1.5% pts.	73.2%	1.8% pts.
Average Daily Rate	$137.62	8.7%	$136.57	9.1%
RevPAR	$101.84	11.0%	$100.02	11.9%
TOTAL WORLDWIDE [6]				
Occupancy	73.4%	1.2% pts.	72.8%	1.4% pts.
Average Daily Rate	$140.26	8.3%	$121.94	7.8%
RevPAR	$102.94	10.1%	$ 88.72	9.9%

(1) International financial results are reported on a period-end basis, while international statistics are reported on a month-end basis.
(2) The comparison to 2004 is on a currency-neutral basis and includes results for January through December. Excludes North America (except for Worldwide).
(3) Regional information includes the Marriott Hotels & Resorts, Renaissance Hotels & Resorts and Courtyard brands. Does not include The Ritz-Carlton brand.
(4) Excludes Hawaii.
(5) Includes Hawaii.
(6) Includes international statistics for the twelve calendar months ended December 31, 2005, and December 31, 2004, and North American statistics for the fifty-two weeks ended December 30, 2005, and December 31, 2004. Includes the Marriott Hotels & Resorts, Renaissance Hotels & Resorts, The Ritz-Carlton, Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.

	Comparable Company-Operated North American Properties		Comparable Systemwide North American Properties	
	2004	Change vs. 2003	2004	Change vs. 2003
MARRIOTT HOTELS & RESORTS [1]				
Occupancy	72.0%	2.8% pts.	70.1%	2.8% pts.
Average Daily Rate	$143.70	3.3%	$135.15	3.3%
RevPAR	$103.46	7.4%	$ 94.77	7.6%
THE RITZ-CARLTON [2]				
Occupancy	69.2%	4.3% pts.	69.2%	4.3% pts.
Average Daily Rate	$257.16	5.9%	$257.16	5.9%
RevPAR	$177.96	12.9%	$177.96	12.9%
RENAISSANCE HOTELS & RESORTS				
Occupancy	69.6%	4.3% pts.	69.1%	4.2% pts.
Average Daily Rate	$135.54	1.7%	$128.67	2.3%
RevPAR	$ 94.30	8.4%	$ 88.92	8.9%
COMPOSITE—FULL-SERVICE [3]				
Occupancy	71.3%	3.2% pts.	69.9%	3.1% pts.
Average Daily Rate	$153.66	3.6%	$142.80	3.6%
RevPAR	$109.62	8.4%	$ 99.82	8.4%
RESIDENCE INN				
Occupancy	79.0%	2.7% pts.	78.6%	2.9% pts.
Average Daily Rate	$ 99.49	3.8%	$ 97.33	3.2%
RevPAR	$ 78.59	7.4%	$ 76.52	7.1%
COURTYARD				
Occupancy	70.3%	3.2% pts.	71.4%	3.3% pts.
Average Daily Rate	$ 96.30	4.6%	$ 97.18	4.9%
RevPAR	$ 67.66	9.6%	$ 69.35	10.0%
FAIRFIELD INN				
Occupancy	nm	nm	66.6%	1.9% pts.
Average Daily Rate	nm	nm	$ 67.97	3.1%
RevPAR	nm	nm	$ 45.29	6.2%
TOWNEPLACE SUITES				
Occupancy	74.1%	3.7% pts.	74.9%	4.3% pts.
Average Daily Rate	$ 65.77	4.0%	$ 65.18	2.7%
RevPAR	$ 48.71	9.5%	$ 48.81	9.0%
SPRINGHILL SUITES				
Occupancy	69.8%	4.8% pts.	71.5%	4.2% pts.
Average Daily Rate	$ 88.53	5.5%	$ 83.97	4.2%
RevPAR	$ 61.82	13.2%	$ 60.04	10.6%
COMPOSITE—SELECT-SERVICE AND EXTENDED-STAY [4]				
Occupancy	72.6%	3.1% pts.	72.2%	3.0% pts.
Average Daily Rate	$ 94.52	4.4%	$ 87.89	4.0%
RevPAR	$ 68.66	9.1%	$ 63.42	8.5%
COMPOSITE—ALL [5]				
Occupancy	71.8%	3.2% pts.	71.2%	3.1% pts.
Average Daily Rate	$132.36	3.8%	$111.49	3.8%
RevPAR	$ 95.04	8.6%	$ 79.35	8.5%

(1) Marriott Hotels & Resorts includes our JW Marriott Hotels & Resorts brand.

(2) Statistics for The Ritz-Carlton are for January through December.

(3) Full-Service composite statistics include properties for the Marriott Hotels & Resorts, Renaissance Hotels & Resorts and The Ritz-Carlton brands.

(4) Select-Service and Extended-Stay composite statistics include properties for the Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.

(5) Composite—All statistics include properties for the Marriott Hotels & Resorts, Renaissance Hotels & Resorts, The Ritz-Carlton, Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.

	Comparable Company-Operated International Properties [1,2]		Comparable Systemwide International Properties [1,2]	
	2004	Change vs. 2003	2004	Change vs. 2003
CARIBBEAN AND LATIN AMERICA [3]				
Occupancy	71.2%	4.3% pts.	69.7%	4.3% pts.
Average Daily Rate	$138.98	8.0%	$131.61	7.7%
RevPAR	$ 98.91	14.9%	$ 91.76	14.7%
CONTINENTAL EUROPE [3]				
Occupancy	70.8%	2.8% pts.	68.8%	3.7% pts.
Average Daily Rate	$130.49	2.6%	$130.74	2.2%
RevPAR	$ 92.38	6.8%	$ 89.91	8.0%
UNITED KINGDOM [3]				
Occupancy	76.9%	2.0% pts.	74.4%	2.3% pts.
Average Daily Rate	$173.48	7.8%	$142.47	3.1%
RevPAR	$133.37	10.7%	$106.01	6.4%
MIDDLE EAST AND AFRICA [3]				
Occupancy	73.2%	8.1% pts.	73.2%	8.1% pts.
Average Daily Rate	$ 83.44	13.8%	$ 83.44	13.8%
RevPAR	$ 61.10	28.1%	$ 61.10	28.1%
ASIA PACIFIC [3,4]				
Occupancy	75.5%	9.8% pts.	76.4%	9.0% pts.
Average Daily Rate	$ 96.67	10.5%	$ 99.61	8.2%
RevPAR	$ 72.98	27.0%	$ 76.11	22.6%
THE RITZ-CARLTON INTERNATIONAL				
Occupancy	71.0%	10.3% pts.	71.0%	10.3% pts.
Average Daily Rate	$205.06	3.8%	$205.06	3.8%
RevPAR	$145.68	21.3%	$145.68	21.3%
TOTAL COMPOSITE INTERNATIONAL [5]				
Occupancy	73.3%	6.6% pts.	72.9%	6.0% pts.
Average Daily Rate	$129.35	6.0%	$128.44	4.8%
RevPAR	$ 94.75	16.6%	$ 93.61	14.2%
TOTAL WORLDWIDE [6]				
Occupancy	72.2%	4.0% pts.	71.5%	3.6% pts.
Average Daily Rate	$131.58	4.3%	$114.61	4.1%
RevPAR	$ 94.97	10.5%	$ 81.93	9.6%

(1) International financial results are reported on a period-end basis, while international statistics are reported on a month-end basis.

(2) The comparison to 2003 is on a currency-neutral basis and includes results for January through December. Excludes North America (except for Worldwide).

(3) Regional information includes the Marriott Hotels & Resorts, Renaissance Hotels & Resorts and Courtyard brands. Does not include The Ritz-Carlton brand.

(4) Excludes Hawaii.

(5) Includes Hawaii.

(6) Includes international statistics for the twelve calendar months ended December 31, 2004, and December 31, 2003, and North American statistics for the fifty-two weeks ended December 31, 2004, and January 2, 2004. Includes the Marriott Hotels & Resorts, Renaissance Hotels & Resorts, The Ritz-Carlton, Courtyard, Residence Inn, TownePlace Suites, Fairfield Inn and SpringHill Suites brands.

Full-Service Lodging

Full-Service Lodging includes our *Marriott Hotels & Resorts, The Ritz-Carlton, Renaissance Hotels & Resorts, Ramada International* and *Bulgari Hotels & Resorts* brands.

We sold Ramada International, a moderately-priced and predominantly franchised brand targeted at business and leisure travelers outside the United States, to Cendant Corporation ("Cendant") during the fourth quarter of 2004. We continue to manage three Ramada International properties (532 rooms) located outside of the United States at year-end 2005. Additionally, in the second quarter of 2004, Cendant exercised its option to redeem our interest in the Two Flags joint venture, and as a result, Cendant acquired the trademarks and licenses for the Ramada and Days Inn lodging brands in the United States. The Two Flags joint venture was originally formed in 2002 by us and Cendant to further develop and expand the Ramada and Days Inn brands in the United States.

				Annual Change	
($ in millions)	2005	2004	2003	2005/2004	2004/2003
Revenues	**$7,535**	$6,611	$5,876	14%	13%
Segment results	**$ 474**	$ 426	$ 407	11%	5%

2005 COMPARED TO 2004

In 2005, across our Full-Service Lodging segment, we added 30 hotels (8,326 rooms) and deflagged seven hotels (2,446 rooms).

Compared to the prior year, our 2005 segment results reflect a $91 million increase in base management, incentive management and franchise fees and $73 million of increased owned, leased and other revenue net of direct expenses, which includes a $10 million termination fee payment to us associated with one property that left our system, partially offset by $6 million of severance payments and other costs associated with the temporary closing of a leased property undergoing renovation. The increase in fees is largely due to stronger RevPAR, driven primarily by rate increases which favorably impact property-level house profits, the growth in the number of rooms and the recognition in 2005 of $14 million of incentive fees that were calculated based on prior period earnings but not earned and due until 2005. The increase in owned, leased, and other revenue net of direct expenses is primarily attributable to properties acquired in 2005, all of which we expect to sell in 2006, including the CTF properties.

Further impacting segment results, gains and other income was $5 million higher than the prior year, while equity results increased by $29 million versus the prior year. The increase in gains and other income is primarily attributable to the following items: $9 million of higher gains in 2005 associated with the sale or repayment before maturity of loans receivable associated with several properties; $11 million of increased income in 2005 associated with cost method investments, partially offset by the $13 million gain in 2004 associated with the sale of our interest in the Two Flags Joint Venture. The increase in equity results is primarily attributable to several joint ventures which had significant asset sales in 2005 generating gains, and to a lesser extent, the favorable variance is also a result of a stronger demand environment and the mix of investments. The increase in income associated with cost method investments is primarily related to one new investment in 2005.

RevPAR for Full-Service Lodging comparable company-operated North American hotels increased 10.0 percent to $121.27. Occupancy for these hotels increased 1.4 percentage points while average daily rates increased 7.8 percent to $166.58.

Somewhat offsetting the net favorable variances noted above were $151 million of higher general and administrative costs. As noted in the preceding "Operating Income" discussion, during 2005 we recorded a $94 million pre-tax charge, primarily due to the non-cash write-off of deferred contract acquisition costs associated with the termination of CTF management agreements, and we incurred pre-tax expenses of $18 million related to our bedding incentive program, both of which impacted our general and administrative expenses. In 2005, we also recorded pre-tax performance termination cure payments of $15 million associated with two properties and $6 million of pre-tax charges associated with two guarantees, which impacted general and administrative expenses. In addition, in 2005 there were increased overhead costs associated with unit growth and development.

Financial results for our international operations were strong across most regions. Increased demand in 2005 generated an 11.0 percent RevPAR increase for comparable company-operated hotels over 2004. Additionally, occupancy increased 1.5 percentage points, while average daily rates increased to $137.62. In 2005 we experienced strong demand particularly in China, Mexico, the Caribbean and Egypt. The European markets generally continue to remain less robust.

2004 COMPARED TO 2003

During 2004, across our Full-Service Lodging segment, we added 33 hotels (10,212 rooms), and deflagged six hotels (2,860 rooms) excluding Ramada International. As a result of the sale of the Ramada International Hotels & Resorts franchised brand, 210 properties (28,081 rooms) exited our system in 2004. The ongoing impact of this sale has not been material to the Company.

The 2004 segment results reflect an $85 million increase in base management, incentive management and franchise fees, partially offset by $46 million of increased administrative costs, including costs related to unit growth and development, and the receipt in 2003 of $36 million of insurance proceeds. The increase in fees is largely due to stronger RevPAR, driven by occupancy and rate increases, and the growth in the number of rooms.

Gains were up $7 million, primarily due to the exercise by Cendant of its option to redeem our interest in the Two Flags joint venture, which generated a gain of $13 million, and a note receivable, which was repaid, generating a gain of $5 million. Joint venture results were up $2 million compared to the prior year. For 2003, our equity earnings included $24 million, attributable to our interest in the Two Flags joint venture, while our equity in earnings for 2004 reflects only a $6 million impact due to the redemption of our interest. The improved business environment contributed to the improvement in joint venture results for 2004, offsetting the decline attributable to the Two Flags joint venture.

RevPAR for Full-Service Lodging comparable company-operated North American hotels increased 8.4 percent to $109.62. Occupancy for these hotels increased to 71.3 percent, while average daily rates increased 3.6 percent to $153.66.

Demand associated with our international operations was strong across most regions, generating a 16.6 percent RevPAR increase for comparable company-operated hotels. Occupancy increased 6.6 percentage points, while average daily rates increased to $129.35. Financial results increased 37 percent to $140 million, due to stronger demand, particularly in China, Hong Kong, Brazil and Egypt. The European markets generally remain challenging as the economies have been slow to rebound.

Select-Service Lodging

Select-Service Lodging includes our *Courtyard, Fairfield Inn* and *SpringHill Suites* brands.

($ in millions)	2005	2004	2003	Annual Change 2005/2004	Annual Change 2004/2003
Revenues	**$1,265**	$1,118	$1,000	13%	12%
Segment results	**$ 209**	$ 140	$ 99	49%	41%

2005 COMPARED TO 2004

Across our Select-Service Lodging segment, we added 66 hotels (8,363 rooms) and deflagged 18 hotels (2,309 rooms) in 2005. The deflagged properties were primarily associated with our Fairfield Inn brand.

The increase in revenues for 2005 over the prior year reflects stronger RevPAR, driven by occupancy and rate increases and the growth in the number of rooms across our select-service brands. The $69 million increase in segment results versus the prior year reflects a $35 million increase in base management, incentive management and franchise fees, $4 million of higher owned, leased and other revenue net of direct expenses, $12 million of higher gains and other income, a $12 million increase in equity results, and $6 million of lower general, administrative and other expenses. General, administrative and other expenses in 2005 included $8 million of higher pre-tax expenses associated with our bedding incentive program. In 2004, as discussed below, we wrote off deferred contract acquisition costs, impacting general and administrative expenses, totaling $13 million. The 2005 increase in gains and other income is primarily a result of the 2005 sale of a portfolio of land underlying 75 Courtyard hotels, which generated pre-tax gains of $17 million, a $10 million gain in 2005 associated with the repayment, before maturity, to us of the loan we made to the Courtyard joint venture and increased income of $3 million in 2005 associated with cost method joint ventures, partially offset by $20 million of gains in 2004 primarily associated with land sales. Stronger performance at our reinvented Courtyard properties, versus non-reinvented properties, is also contributing to the increase in revenue and segment results from the prior year. For additional information related to the Courtyard joint venture, see the "Courtyard Joint Venture" caption in "Liquidity and Capital Resources" later in this report.

2004 COMPARED TO 2003

Across our Select-Service Lodging segment, we added 89 hotels (10,556 rooms) and deflagged 35 hotels (4,395 rooms) in 2004.

The increase in the Select-Service Lodging segment revenues for 2004 over the prior year reflects stronger RevPAR, driven by occupancy and rate increases, and the growth in the number of rooms across our select-service brands. Base management, incentive management and franchise fees increased $31 million, and gains were $19 million higher than the prior year, reflecting land sales during the year as well as recognition of deferred gains associated with properties we previously owned. Joint venture results increased by $5 million as a result of the strong business environment. These increases were partially offset by an increase in administrative costs of $13 million. Most of the increase in administrative costs is associated with a transaction related to our Courtyard joint venture (discussed more fully later in this report in "Liquidity and Capital Resources" under the heading "Courtyard Joint Venture"). As the termination of the existing management agreements associated with the Courtyard joint venture was probable in 2004, we wrote off our deferred contract acquisition costs related to the existing contracts, resulting in a charge of $13 million.

Extended-Stay Lodging

Extended-Stay Lodging includes our *Residence Inn, TownePlace Suites, Marriott Executive Apartments* and *Marriott ExecuStay brands.*

($ in millions)	2005	2004	2003	Annual Change 2005/2004	Annual Change 2004/2003
Revenues	**$608**	$547	$557	11%	–2%
Segment results	**$ 65**	$ 66	$ 47	–2%	40%

2005 COMPARED TO 2004

Across the Extended-Stay Lodging segment, we added 37 hotels (4,293 rooms) in 2005.

Our base and incentive management fees in 2005 were $12 million higher than the prior year and our franchise fees, principally associated with our Residence Inn brand, also increased $12 million. The increase in management and franchise fees is largely due to higher RevPAR driven by increased demand and to the growth in the number of rooms. Owned, leased, corporate housing and other revenue, net of direct expenses declined $12 million compared to a year ago primarily as a result of our ExecuStay brand's shift toward franchising. Gains and other income was $11 million lower than last year, primarily reflecting gains on sales of real estate in 2004 versus no gains in 2005. General and administrative costs were slightly higher, primarily reflecting 2005 pre-tax expenses of $4 million associated with our bedding incentive program and a $6 million charge in 2005 associated with the settlement of litigation, almost entirely offset by lower general, administrative and other expenses, including lower costs associated with ExecuStay's shift toward franchising.

RevPAR for Select-Service and Extended-Stay Lodging comparable company-operated North American hotels increased 9.4 percent to $76.49. Occupancy for these hotels increased slightly to 73.8 percent from 72.6 percent in 2004, while average daily rates increased 8.7 percent to $103.70.

2004 COMPARED TO 2003

In 2004, we added 20 hotels (2,303 rooms) and deflagged one hotel (80 rooms) across our Extended-Stay Lodging segment.

The decline in our Extended-Stay Lodging segment revenue in 2004 is primarily attributable to the shift in the ExecuStay business from management to franchising. We entered into more than 20 new franchise markets in 2004, and only five managed markets remain at the end of 2004. Our base management fees increased $4 million, and our incentive management fees were essentially flat with last year, while our franchise fees, principally associated with our Residence Inn brand, increased $9 million. The increase in franchise fees is largely due to the growth in the number of rooms and an increase in RevPAR. In addition, gains of $10 million in 2004 were favorable to the prior year by $4 million. ExecuStay experienced improved results compared to the prior year, resulting from increased occupancy, primarily in the New York market, coupled with lower operating costs associated with the shift in business toward franchising. The $2 million increase in general and administrative costs associated with supporting the segment's hotel brands was more than offset by the $6 million decline in ExecuStay's general and administrative costs associated with ExecuStay's shift toward franchising.

RevPAR for Select-Service and Extended-Stay Lodging comparable company-operated North American hotels increased 9.1 percent to $68.66. Occupancy for these hotels increased to 72.6 percent from 70.0 percent in 2003, while average daily rates increased 4.4 percent to $94.52.

Timeshare

Timeshare includes our *Marriott Vacation Club International, The Ritz-Carlton Club, Grand Residences by Marriott* and *Horizons by Marriott Vacation Club* brands.

				Annual Change	
($ in millions)	2005	2004	2003	2005/2004	2004/2003
Revenues	**$1,721**	$1,502	$1,279	15%	17%
Segment results	**$ 271**	$ 203	$ 149	33%	36%

2005 COMPARED TO 2004

Timeshare revenues of $1,721 million and $1,502 million, in 2005 and 2004, respectively, include interval, fractional, and whole ownership sales, base management fees, resort rental fees and cost reimbursements. Timeshare contract sales, including sales made by our timeshare joint venture projects, which represent sales of timeshare interval, fractional, and whole ownership products before adjustment for percentage of completion accounting, were flat as compared to last year, reflecting limited available inventory at several projects in 2005 which are approaching sell-out status versus higher contract sales at those projects in the prior year. The favorable segment results compared with 2004 reflect a $51 million increase in timeshare interval, fractional, and whole ownership sales and services revenue net of direct expenses, primarily reflecting higher financially reportable development revenue under the percentage of completion accounting, a higher development margin, primarily resulting from the mix of units sold, and higher financing income reflecting a higher average notes receivable portfolio balance in 2005. In addition, compared with 2004, base fees increased $4 million, gains increased $6 million, equity earnings increased $8 million, and general and administrative expenses were flat. Improved equity results primarily reflect start-up losses in 2004 versus earnings in 2005 associated with one joint venture, and the increase in gains is attributable to note sales which generated gains of $69 million in 2005 compared to $64 million in 2004. In 2005 we also decided to cease development of one land parcel, and we recorded a $7 million charge in conjunction with the write-off of the previously capitalized costs which impacted our timeshare direct expenses.

2004 COMPARED TO 2003

Timeshare segment revenues totaled $1,502 million and $1,279 million, in 2004 and 2003, respectively. Including our three joint ventures, contract sales increased 31 percent, primarily due to strong demand in South Carolina, Florida, Hawaii, California, St. Thomas, U.S. Virgin Islands and Aruba. The favorable segment results reflect a 9 percent increase in timeshare interval, fractional, and whole ownership sales and services revenue, higher margins, primarily resulting from lower marketing and selling costs, and the mix of units sold, partially offset by $24 million of higher administrative expenses. Our note sales gain of $64 million was flat compared to the prior year. In addition, we adjusted the discount rate used in determining the fair value of our residual interests due to current trends in interest rates and recorded a $7 million charge in 2004. Reported revenue growth trailed contract sales growth because of a higher proportion of sales in joint venture projects and projects with lower average construction completion.

HISTORICAL INFORMATION

The following graphs show the number of Timeshare segment owners and the Timeshare segment results for each of the last five fiscal years.



195,000
223,000
256,000
284,000
323,000
2001 2002 2003 2004 2005
TIMESHARE SEGMENT OWNERS
$147
$183
$149
$203
$271
2001 2002 2003 2004 2005
TIMESHARE SEGMENT RESULTS
($ in millions)

Synthetic Fuel

The tables that follow detail the impact of our Synthetic Fuel segment on our continuing operations for 2005, 2004 and 2003. Our management evaluates the figures presented in the "Before Syn. Fuel" columns because management expects the Synthetic Fuel segment will no longer have a material impact on our business after the Internal Revenue Code Section 29 synthetic fuel tax credits expire at the end of 2007 and because the presentation reflects the results of our core Lodging operations. Management also believes that these presentations facilitate the comparison of our results with the results of other lodging companies. However, the figures presented in the "Before Syn. Fuel" columns are non-GAAP financial measures, may be calculated and/or presented differently than presentations of other companies, and are not alternatives to operating income, total tax (provision) benefit, income from continuing operations, or any other operating measure prescribed by U.S. generally accepted accounting principles.

2005 COMPARED TO 2004

For 2005, the synthetic fuel operation generated revenue of $421 million versus revenue of $321 million for the prior year, primarily due to the consolidation of our synthetic fuel operations from the start of the 2004 second quarter, which resulted in the recognition of revenue for the entire 2005 year compared with only three quarters in 2004, as we accounted for the synthetic fuel operations using the equity method of accounting in the 2004 first quarter.

The $18 million increase in synthetic fuel income from continuing operations to $125 million from $107 million in 2004 is primarily due to our increased proportion of tax credits through May 31, 2005, associated with the SAFE II facilities that were then under IRS review and higher gains and other income, partially offset by our decreased proportion of tax credits through March 31, 2005, associated with the SAFE I facility that was not under IRS review. In addition, in 2005 production was slightly lower and raw materials prices were higher than in 2004. Gains and other income represents net earn-out payments received. Minority interest increased from a benefit of $40 million in 2004 to a benefit of $47 million in 2005, primarily as a result of the change in the method of accounting for our synthetic fuel operations. For 2004, minority interest reflects our partner's share of the synthetic fuel losses from March 26, 2004 (when we began consolidating the ventures due to the adoption of FIN 46(R)) through year-end. For 2005, minority interest represents our partner's share of the synthetic fuel losses for the entire year.

The table below details the impact of our Synthetic Fuel segment on our continuing operations for 2005 and 2004.

	2005			2004		
($ in millions)	As Reported	Syn. Fuel Impact	Before Syn. Fuel Impact	As Reported	Syn. Fuel Impact	Before Syn. Fuel Impact
Operating income (loss)	$ 555	$(144)	$ 699	$ 477	$(98)	$ 575
Gains and other income	181	32	149	164	28	136
Interest income, provision for loan losses and interest expense	(55)	—	(55)	55	—	55
Equity in earnings (losses)	36	—	36	(42)	(28)	(14)
Income (loss) before income taxes and minority interest	717	(112)	829	654	(98)	752
Tax (provision) benefit	(261)	23	(284)	(244)	21	(265)
Tax credits	167	167	—	144	144	—
Total tax (provision) benefit	(94)	190	(284)	(100)	165	(265)
Income from continuing operations before minority interest	623	78	545	554	67	487
Minority interest	45	47	(2)	40	40	—
Income from continuing operations	$ 668	$ 125	$ 543	$ 594	$107	$ 487

2004 COMPARED TO 2003

For 2004, the synthetic fuel operation generated revenue of $321 million versus revenue of $302 million for the prior year, primarily due to higher production.

The $11 million increase in synthetic fuel income from continuing operations to $107 million in 2004 from $96 million in the prior year is primarily due to slightly higher production in 2004. Gains and other income of $28 million represents net earn-out payments received. In addition, equity losses of $28 million include net earn-out payments made of $6 million. Minority interest increased from an expense of $55 million in 2003 to a benefit of $40 million in 2004, primarily as a result of the change in the ownership structure of the synthetic fuel joint ventures following our sale of 50 percent of our interest in the joint ventures. Minority interest for 2003 reflected our partner's share of the synthetic fuel operating losses and its share of the associated tax benefit, along with its share of the tax credits from the June 21, 2003, sale date through the put option's expiration date. For 2004, minority interest reflected our partner's share of the synthetic fuel losses from March 26, 2004, when we began consolidating the ventures due to the adoption of FIN 46(R), through year-end.

The table below details the impact of our Synthetic Fuel segment on our continuing operations for 2004 and 2003.

	2004			2003		
($ in millions)	As Reported	Syn. Fuel Impact	Before Syn. Fuel Impact	As Reported	Syn. Fuel Impact	Before Syn. Fuel Impact
Operating income (loss)	$ 477	$(98)	$ 575	$ 377	$(104)	$ 481
Gains and other income	164	28	136	106	—	106
Interest income, provision for loan losses and interest expense	55	—	55	12	—	12
Equity in (losses) earnings	(42)	(28)	(14)	(7)	10	(17)
Income (loss) before income taxes and minority interest	654	(98)	752	488	(94)	582
Tax (provision) benefit	(244)	21	(265)	(168)	34	(202)
Tax credits	144	144	—	211	211	—
Total tax (provision) benefit	(100)	165	(265)	43	245	(202)
Income from continuing operations before minority interest	554	67	487	531	151	380
Minority interest	40	40	—	(55)	(55)	—
Income from continuing operations	$ 594	$107	$ 487	$ 476	$ 96	$ 380

Impact of Future Adoption of Accounting Standards

Statement of Position 04-2, "Accounting for Real Estate Time-sharing Transactions"

In December 2004, the American Institute of Certified Public Accountants issued Statement of Position 04-2, "Accounting for Real Estate Time-Sharing Transactions," (the "SOP") and the Financial Accounting Standards Board ("FASB") amended FAS No. 66, "Accounting for Sales of Real Estate," and FAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to exclude accounting for real estate time-sharing transactions from these statements. The SOP is effective for fiscal years beginning after June 15, 2005.

Under the SOP, we will charge the majority of the costs we incur to sell timeshares to expense when incurred. We will also record an estimate of expected uncollectibility on notes receivable that we receive from timeshare purchasers as a reduction of revenue at the time that we recognize profit on a timeshare sale. We will also account for rental and other operations during holding periods as incidental operations, which require us to record any excess profits as a reduction of inventory costs.

We estimate that the initial adoption of the SOP in our 2006 first quarter, which we will report as a cumulative effect of a change in accounting principle in our fiscal year 2006 financial statements, will result in a one-time non-cash after-tax charge of approximately $110 million to $115 million, consisting primarily of the write-off of deferred selling costs and establishing the required reserves on notes. We estimate the ongoing impact of the adoption in subsequent periods will be immaterial.

FAS No. 123 (revised 2004), "Share-Based Payment"

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which is a revision of FAS No. 123, "Accounting for Stock-Based Compensation." FAS No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FAS No. 95, "Statement of Cash Flows." We will adopt FAS No. 123R at the beginning of our 2006 fiscal year. We estimate the adoption of FAS No. 123R, using the modified prospective method, will result in incremental pre-tax expense in fiscal year 2006 of approximately $44 million, based on our current share-based payment compensation plans, assumptions reflecting currently available information and recent interpretations related to accounting for share-based awards granted to eligible retirees.

DISCONTINUED OPERATIONS

Senior Living Services

We completed the sale of our senior living management business along with a parcel of land to Sunrise Senior Living, Inc. and the sale of nine senior living communities to CNL Retirement Properties, Inc., in 2003 for $266 million. We recorded an after-tax gain on disposal of $19 million and after-tax income from operations of $7 million in 2003 associated with our discontinued senior living services business.

Distribution Services

In 2005 and 2004, we had income, net of tax of $1 million and $2 million, respectively, associated with the distribution services business we exited in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Our Credit Facilities

We are party to a multicurrency revolving credit agreement that provides for aggregate borrowings of $2.0 billion expiring in 2010, which supports our commercial paper program and letters of credit. This facility became effective on June 6, 2005, replacing two multicurrency credit agreements in the same aggregate amount which would otherwise have expired in 2006. As with the facilities it replaced, borrowings under this new facility bear interest at the London Interbank Offered Rate plus a spread based on our public debt rating. With the exception of the 2010 expiration date, the material terms of the new credit agreement are the same as those of the replaced agreements. We classify commercial paper as long-term debt based on our ability and intent to refinance it on a long-term basis.

At year-end 2005 we had no loans and $93 million of letters of credit outstanding under this facility. We do not anticipate that fluctuations in the availability of the commercial paper market will affect our liquidity because of the flexibility provided by our credit facility. At year-end 2005 our available borrowing capacity amounted to $1.611 billion and reflected borrowing capacity at $2.0 billion under the credit facility plus our cash balance of $203 million less the letters of credit outstanding under the facility of $93 million and a $499 million reserve for outstanding commercial paper supported by the facility. We consider these resources, together with cash we expect to generate from operations, adequate to meet our short-term and long-term liquidity requirements, finance our long-term growth plans, meet debt service and fulfill other cash requirements. We periodically evaluate opportunities to sell additional debt or equity securities, obtain credit facilities from lenders, or repurchase, refinance, or otherwise restructure our long-term debt for strategic reasons or to further strengthen our financial position.

In the fourth quarter of 2005 we began issuing short-term commercial paper in Europe in addition to our long-standing commercial paper program in the United States. Our U.S. and European commercial paper issuances are subject to the availability of the commercial paper market, as we have no commitments from buyers to purchase our commercial paper. We reserve unused capacity under our credit facility to repay outstanding commercial paper borrowings in the event that the commercial paper market is not available to us for any reason when outstanding borrowings mature.

We monitor the status of the capital markets and regularly evaluate the effect that changes in capital market conditions may have on our ability to execute our announced growth plans. We expect that part of our financing and liquidity needs will continue to be met through commercial paper borrowings and access to long-term committed credit facilities. If conditions in the lodging industry deteriorate, or if disruptions in the commercial paper market take place as they did in the immediate aftermath of September 11, 2001, we may be unable to place some or all of our commercial paper on a temporary or extended basis, and may have to rely more on borrowings under the credit facility, which may carry a higher cost than commercial paper.

Cash from Operations

Cash from operations, depreciation expense and amortization expense for the last three fiscal years are as follows:

($ in millions)	2005	2004	2003
Cash from operations	**$837**	$891	$403
Depreciation expense	**156**	133	132
Amortization expense	**28**	33	28

While our timeshare business generates strong operating cash flow, year-to-year cash flow varies based on the timing of both cash outlays for the acquisition and development of new resorts and cash received from purchaser financing. We include timeshare interval, fractional, and whole ownership sales we finance in cash from operations when we collect cash payments or the notes are sold for cash. The following table shows the net operating activity from our timeshare business (which does not include the portion of income from continuing operations from our timeshare business):

($ in millions)	2005	2004	2003
Timeshare development, less the cost of sales	**$ 40**	$ 93	$ (94)
New timeshare mortgages, net of collections	**(441)**	(459)	(247)
Loan repurchases	**(23)**	(18)	(19)
Note sale gains	**(69)**	(64)	(64)
Note sale proceeds	**399**	312	231
Financially reportable sales (in excess of) less than closed sales	**(57)**	129	(4)
Collection on retained interests in notes sold and servicing fees	**90**	94	50
Other cash inflows	**55**	26	36
Net cash (outflows) inflows from timeshare activity	**$ (6)**	$ 113	$(111)

Our ability to sell timeshare notes depends on the continued ability of the capital markets to provide financing to the special purpose entities that buy the notes. We might have increased difficulty or be unable to consummate such sales if the underlying quality of the notes receivable we originate were to deteriorate, although we do not expect such a deterioration. Loans to timeshare owners, including a current portion of $33 million, totaled $344 million at year-end 2005. Loans to timeshare owners, including a current portion of $26 million, totaled $315 million at year-end 2004.

Our ratio of current assets to current liabilities was roughly one to one at year-end 2005 and 0.8 to one at year-end 2004. Each of our businesses minimizes working capital through cash management, strict credit-granting policies, aggressive collection efforts and high inventory turnover. We also have significant borrowing capacity under our revolving credit facility should we need additional working capital.

Our ratios of earnings to fixed charges for the last five fiscal years are as follows:

Fiscal Years				
2005	2004	2003	2002	2001
4.3x	4.7x	3.6x	3.2x	2.4x

Investing Activities Cash Flows

Capital Expenditures and Other Investments. Capital expenditures of $780 million in 2005, $181 million in 2004 and $210 million in 2003 primarily included expenditures related to the development and construction of new hotels and acquisitions of hotel properties, as well as improvements to existing properties and systems initiatives. Included in the 2005 capital expenditures are the properties purchased from CTF Holdings Ltd. as described below. Over time, we have sold lodging properties under development, subject to long-term management agreements. The ability of third-party purchasers to raise the necessary debt and equity capital depends in part on the perceived risks inherent in the lodging industry and other constraints inherent in the capital markets as a whole. Although we expect to continue to consummate such real estate sales, if we were unable to do so, our liquidity could decrease and we could have increased exposure to the operating risks of owning real estate. We monitor the status of the capital markets and regularly evaluate the effect that changes in capital market conditions may have on our ability to execute our announced growth plans. We also expect to continue to make other investments in connection with adding units to our lodging business. These investments include loans and minority equity investments.

Fluctuations in the values of hotel real estate generally have little impact on the overall results of our Lodging segments because (1) we own less than 1 percent of the total number of hotels that we operate or franchise; (2) management and franchise fees are generally based upon hotel revenues and profits versus current hotel property values; and (3) our management agreements generally do not terminate upon hotel sale.

During the 2005 third quarter, we purchased from CTF Holdings Ltd. and certain of its affiliates (collectively "CTF") 13 properties (in each case through a purchase of real estate, a purchase of the entity that owned the hotel, or an assignment of CTF's leasehold rights) and certain joint venture interests from CTF for an aggregate price of $381 million. Prior to the sale, all of the properties were operated by us or our subsidiaries.

We plan to sell eight of the properties we have purchased to date to third-party owners, and the balances related to these properties are classified within the "Assets held for sale" and "Liabilities of assets held for sale" captions in our Consolidated Balance Sheet. One operating lease has terminated. We operate the four remaining properties under leases, three of which expire by 2012. Under the purchase and sale agreement we signed with CTF in the second quarter of 2005, we remain obligated to purchase two additional properties for $17 million, the acquisition of which was postponed pending receipt of certain third-party consents.

On the closing date we and CTF also modified management agreements on 29 other CTF-leased hotels, 28 located in Europe and one located in the United States. We became secondarily liable for annual rent payments for certain of these hotels when we acquired the Renaissance Hotel Group N.V. in 1997. We continue to manage 16 of these hotels under new long-term management agreements; however, due to certain provisions in the management agreements, we account for these contracts as operating leases. CTF placed approximately $89 million in trust accounts to cover possible shortfalls in cash flow necessary to meet rent payments under these leases. In turn, we released CTF from its guarantees in connection with these leases. Approximately $79 million remained in these trust accounts at the end of 2005. Our financial statements reflect us as lessee on these hotels. Minimum lease payments relating to these leases are as follows: $32 million in 2006; $33 million in 2007; $33 million in 2008; $33 million in 2009; $33 million in 2010 and $231 million thereafter, for a total of $395 million.

For the remaining 13 European leased hotels, CTF may terminate management agreements with us if and when CTF obtains releases from landlords of our back-up guarantees. Pending completion of the CTF-landlord agreements, we continue to manage these hotels under modified management agreements and remain secondarily liable under certain of these leases. CTF has made available €35 million in cash collateral in the event that we are required to fund under such guarantees. As CTF obtains releases from the landlords and these hotels exit the system, our contingent liability exposure of approximately $217 million will decline.

We also continue to manage three hotels in the United Kingdom under amended management agreements with CTF and continue to manage 14 properties in Asia on behalf of New World Development Company Limited and its affiliates. CTF's principals are officers, directors and stockholders of New World Development Company Limited. At the closing date, the owners of the United Kingdom and Asian hotels agreed to invest $17 million to renovate those properties.

We and CTF also exchanged legal releases effective as of the closing date, and litigation and arbitration that was outstanding between the two companies and their affiliates was dismissed.

Simultaneously with the closing on the foregoing transactions, CTF also sold five properties and one minority joint venture interest to Sunstone Hotel Investors, Inc. ("Sunstone") for $419 million, eight properties to Walton Street Capital, L.L.C. ("Walton Street") for $578 million, and two properties to Tarsadia Hotels ("Tarsadia") for $29 million, in each case as substitute purchasers under our purchase and sale agreement with CTF. Prior to consummation of the sales, we also operated all of these properties. At closing, Walton Street and Sunstone entered into new long-term management agreements with us and agreed to invest a combined $68 million to further upgrade the 13 properties they acquired. The two properties purchased by Tarsadia are being operated under short-term management and franchise agreements.

When we signed the purchase and sale agreement for the foregoing transactions in the 2005 second quarter, we recorded a $94 million pre-tax charge primarily due to the non-cash write-off of deferred contract acquisition costs associated with the termination of the existing management agreements for properties involved in these transactions. As described on the previous page, we entered into new long-term management agreements with CTF, Walton Street and Sunstone at the closing of the transactions, and we expect to sell most of the properties we acquired subject to long-term management agreements.

In 2005, we also purchased two full-service properties for aggregate cash consideration of $146 million.

Dispositions. Property and asset sales generated cash proceeds of $298 million in 2005, $402 million in 2004 and $494 million in 2003. Property and asset sales in 2005 primarily consisted of land parcel sales, including those as described below, and we also sold two minority interests in joint ventures.

Late in 2005 we contributed land underlying an additional nine Courtyard hotels, worth approximately $40 million, to Courtyard by Marriott Land Joint Venture limited partnership ("CBM Land JV"), a joint venture the majority of which is owned by Sarofim Realty Advisors on behalf of an institutional investor, thereby obtaining a 23 percent equity stake in CBM Land JV. At the same time we completed the sale of a portfolio of land underlying 75 Courtyard hotels for approximately $246 million in cash to CBM Land JV. We recognized a pre-tax gain of $17 million in 2005, we deferred recognition of $5 million of pre-tax gain due to our minority interest in the joint venture, and we also deferred recognition of $40 million of pre-tax gain due to contingencies in the transaction documents. As those contingencies expire in subsequent years, we will recognize additional gains.

Loan Activity. We have made loans to owners of hotels that we operate or franchise, typically to facilitate the development of a new hotel. Over time we expect these owners to repay the loans in accordance with the loan agreements, or earlier as the hotels mature and capital markets permit. Loan collections and sales, net of advances during 2005, amounted to $650 million. Lodging senior loans outstanding totaled $59 million (which included a current portion of $2 million) at year-end 2005 and $75 million (which included a current portion of $17 million) at year-end 2004. Lodging mezzanine and other loans totaled $274 million (which included a current portion of $13 million) at year-end 2005 and $867 million (which included a current portion of $25 million) at year-end 2004. In 2005 our notes receivable balance associated with Lodging senior loans and Lodging mezzanine and other loans, declined by $609 million and primarily reflects the repayment of several loans including the loan associated with our Courtyard joint venture (described more fully below under the "Courtyard Joint Venture" caption). Unfunded commitments aggregating $11 million were outstanding at year-end 2005, of which we expect to fund $5 million in 2006.

Investment in Leveraged Lease. At year-end 2005, we have a $23 million gross investment in an aircraft leveraged lease with Delta Air Lines, Inc., which we acquired in 1994. The gross investment is comprised of rentals receivable and the residual value of the aircraft offset by unearned income. On September 14, 2005, Delta filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and informed us that it wishes to restructure the lease. As a result, we believe our investment is impaired, and have recorded a pre-tax charge of approximately $17 million in 2005, leaving a net exposure of $6 million.

Equity and Cost Method Investments. Cash outflows of $216 million in 2005 associated with equity and cost method investments primarily reflects our establishment in the 2005 second quarter of a 50/50 joint venture with Whitbread PLC ("Whitbread") to acquire Whitbread's portfolio of 46 franchised Marriott and Renaissance hotels totaling over 8,000 rooms, and for us to take over management of the entire portfolio of hotels upon the transfer of the hotels to the new joint venture. Whitbread sold its interest in the 46 hotels to the joint venture for approximately £995 million. Whitbread received approximately £710 million in cash (including £620 million from senior debt proceeds) and 50 percent of the preferred and ordinary shares of the joint venture and non-voting deferred consideration shares valued at £285 million. We contributed approximately £90 million ($171 million) in the second quarter of 2005 for the remaining 50 percent of the preferred and ordinary shares of the joint venture. The joint venture is currently discussing the sale of the hotels with a potential purchaser. As the joint venture sells the hotels, our interest in the joint venture will be redeemed. The joint venture expects to sell the hotels in early 2006 subject to long-term management agreements with us.

In 2005 we also contributed cash of $35 million and a note of $40 million for a $75 million 50 percent interest in a joint venture developing a mixed-use project, consisting of timeshare, fractional, and whole ownership products in Hawaii. We expect sales will begin in late 2006.

Cash from Financing Activities

Debt. Debt increased $412 million in 2005, from $1,325 million to $1,737 million at year-end 2005, due to the issuance of $348 million (book value) of Series F Senior Notes (the "Series F Notes"), net commercial paper issuances of $499 million, and other debt increases of $69 million, partially offset by repayment upon maturity of $200 million for the Series B Senior Notes, repayment upon maturity of $275 million for the Series D Senior Notes and the $29 million (book value) debt decrease associated with the Series C and Series E debt exchange described below. Debt decreased $130 million in 2004, from $1,455 million to $1,325 million, due to the repurchase of all of our remaining zero-coupon convertible senior Liquid Yield Option Notes due 2021, also known as LYONs totaling $62 million, the maturity of $46 million of senior notes and other debt reductions of $22 million.

In June 2005, we sold $350 million aggregate principal amount of 4.625 percent Series F Notes. We received net proceeds of approximately $346 million from this offering, after deducting a discount and underwriting fees, and we used these proceeds to repay commercial paper borrowings and for general corporate purposes. Interest on the Series F Notes is payable on June 15 and December 15 of each year, which commenced on December 15, 2005. The Series F Notes will mature on June 15, 2012, and we may redeem the notes, in whole or in part, at any time or from time to time under the terms provided in the Form of 4.625 percent Series F Note due 2012.

In November 2005, we offered to holders of our outstanding 7 percent Series E Notes due 2008 and to holders of our outstanding 7.875 percent Series C Notes due 2009 (collectively "Old Notes") an opportunity to exchange into new 5.81 percent Series G Notes and issued new Series G Notes in the aggregate total of $427 million to replace Old Notes that had been validly tendered for exchange and not withdrawn, comprised of $203 million of the Series E Notes and $224 million of the Series C Notes. In addition, we paid an exchange price of $31 million ($9 million for the Series E Notes and $22 million for the Series C Notes) which was equal to the sum of the present values of the remaining scheduled payments of interest and principal on the Old Notes. Furthermore, holders who had Old Notes accepted for exchange received a cash payment of $7 million representing accrued and unpaid interest to, but not including, the settlement date.

The exchanges are not considered to be extinguishments, and accordingly, the exchange price payment, along with the existing unamortized discounts associated with the Series C Notes and Series E Notes, are being amortized as an adjustment of interest expense over the remaining term of the replacement debt instrument using the interest method. All other third-party costs related to the exchange were expensed as incurred.

Interest on the Series G Notes is payable on May 10 and November 10 of each year, beginning on May 10, 2006. The Series G Notes mature on November 10, 2015, and we may redeem the notes, in whole or in part, at any time or from time to time under the terms provided in the Form of 5.81 percent Series G Note due 2015.

Our Series C Notes, Series E Notes, Series F Notes, and Series G Notes were all issued under an indenture with JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as trustee, dated November 16, 1998.

Our financial objectives include diversifying our financing sources, optimizing the mix and maturity of our long-term debt and reducing our working capital. At year-end 2005, our long-term debt had an average interest rate of 5.4 percent and an average maturity of approximately 6.3 years. The ratio of fixed-rate long-term debt to total long-term debt was 0.7 to one at year-end 2005. At the end of 2005, we had long-term public debt ratings of BBB+ from Standard and Poor's and Baa2 from Moody's.

On December 8, 2005, we filed a "universal shelf" registration statement with the Securities and Exchange Commission covering an indeterminate amount of future offerings of debt securities, common stock or preferred stock, either separately or represented by warrants, depositary shares, rights or purchase contracts.

Share Repurchases. We purchased 25.7 million shares of our Class A Common Stock in 2005 at an average price of $64.23 per share, 14.0 million shares of our Class A Common Stock in 2004 at an average price of $46.65 per share, and 10.5 million shares of our Class A Common Stock in 2003 at an average price of $36.07 per share. As of year-end 2005, 17.9 million shares remained available for repurchase under authorizations from our Board of Directors.

The adjacent graph shows our diluted weighted average shares count for each of the last five fiscal years.


256.7
254.6
245.4
240.5
231.2
2001
2002
2003
2004
2005
DILUTED SHARES
(in millions)

Dividends. In May 2005, our Board of Directors increased the quarterly cash dividend by 24 percent to $0.105 per share.

Courtyard Joint Venture

During the 2005 second quarter, Sarofim Realty Advisors ("Sarofim"), on behalf of an institutional investor, completed the acquisition of a 75 percent interest in the Courtyard joint venture, and we signed new long-term management agreements with the joint venture. The transaction has accelerated the pace of reinventions and upgrades at the joint venture's 120 hotels. The termination of the previous management agreements was probable at year-end 2004. Accordingly, in 2004 we wrote off our deferred contract acquisition costs relating to the management agreements which existed at that time, resulting in a charge of $13 million.

Prior to Sarofim's acquisition, we and Host Marriott owned equal shares in the 120-property joint venture. With the addition of the new equity, our interest in the joint venture declined to approximately 21 percent and Host Marriott's interest declined to less than 4 percent. As part of the completed transaction, our mezzanine loan to the joint venture (including capitalized interest) totaling approximately $269 million was repaid.

Contractual Obligations and Off Balance Sheet Arrangements

The following table summarizes our contractual obligations as of year-end 2005:

		Payments Due by Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1–3 Years**	**3–5 Years**	**After 5 Years**
($ in millions)					
Debt[1]	$2,281	$127	$255	$222	$1,677
Capital lease obligations[1]	16	1	2	2	11
Operating leases where we are the primary obligor:					
Recourse	1,051	108	224	203	516
Non-recourse	432	16	34	25	357
Operating leases where we are secondarily liable	395	32	66	66	231
Other long-term liabilities	49	—	7	—	42
Total contractual obligations	$4,224	$284	$588	$518	$2,834

[1] *Includes principal as well as interest payments.*

The following table summarizes our commitments as of year-end 2005:

		Amount of Commitment Expiration Per Period			
Other Commercial Commitments	**Total Amounts Committed**	**Less Than 1 Year**	**1–3 Years**	**3–5 Years**	**After 5 Years**
($ in millions)					
Total guarantees where we are the primary obligor	$414	$114	$ 63	$ 49	$188
Total guarantees where we are secondarily liable	537	59	111	105	262
Total other commercial commitments	$951	$173	$174	$154	$450

Our guarantees listed above include $69 million for guarantees that will not be in effect until the underlying hotels are open and we begin to manage the properties. Our guarantee fundings to lenders and hotel owners are generally recoverable as loans and are generally repayable to us out of future hotel cash flows and/or proceeds from the sale of hotels.

The guarantees above include $320 million related to Senior Living Services lease obligations and lifecare bonds for which we are secondarily liable. Sunrise is the primary obligor of the leases and a portion of the lifecare bonds, and CNL is the primary obligor of the remainder of the lifecare bonds. Prior to the sale of the Senior Living Services business at the end of the first quarter of 2003, these pre-existing guarantees were guarantees by the Company of obligations of consolidated Senior Living Services subsidiaries. Sunrise and CNL have indemnified us for any guarantee fundings we may be called on to make in connection with these lease obligations and lifecare bonds. We do not expect to fund under these guarantees.

The guarantees above also include lease obligations for which we became secondarily liable when we acquired the Renaissance Hotel Group N.V. in 1997, consisting of annual rent payments of approximately $20 million and total remaining rent payments through the initial term plus available extensions of approximately $217 million. We are also secondarily obligated for real estate taxes and other charges associated with the leases. Third parties have severally indemnified us for all payments we may be required to make in connection with these obligations. Since we assumed these guarantees, we have not funded any amounts, and we do not expect to fund any amounts under these guarantees in the future.

In addition to the guarantees noted above, as of year-end 2005 our total unfunded loan commitments amounted to $11 million. We expect to fund $5 million of those commitments within one year. We do not expect to fund the remaining $6 million of commitments, which expire as follows: $4 million within one year and $2 million after five years.

In 2005, we assigned to a third party our previous commitment to fund up to $129 million to the Courtyard joint venture for the primary purpose of funding the costs of renovating its properties in 2005 and 2006. Under the agreement, the third party assumed the lending obligation to the venture. As of year-end 2005, we funded $1 million and the third party funded $22 million under this loan commitment. The commitment to fund is reduced to $27 million in September 2006 and expires in December 2009. In total, we expect that no more than $104 million of the $129 million commitment will be funded, and other than the $1 million we already funded, we expect the third party to provide all future fundings. We do not anticipate making further fundings ourselves, but remain secondarily obligated to the Courtyard joint venture if the third party fails to fund. At year-end 2005, that secondary obligation totaled $106 million and is not reflected in our outstanding loan commitments discussed in the preceding paragraph.

At year-end 2005 we also have commitments to invest $27 million of equity for minority interests in three partnerships, which plan to purchase both full-service and select-service hotels in the United States and Canada.

At year-end 2005 we also had $93 million of letters of credit outstanding on our behalf, the majority of which related to our self-insurance programs. Surety bonds issued on our behalf as of year-end 2005 totaled $546 million, the majority of which were requested by federal, state or local governments related to our timeshare and lodging operations and self-insurance programs.

As part of the normal course of business, we enter into purchase commitments to manage the daily operating needs of our hotels. Since we are reimbursed by the hotel owners, these obligations have minimal impact on our net income and cash flow.

RELATED PARTY TRANSACTIONS

We have equity method investments in entities that own properties for which we provide management and/or franchise services and receive a fee. In addition, in some cases we provide loans, preferred equity or guarantees to these entities.

The following tables present financial data resulting from transactions with these related parties:

Income Statement Data

($ in millions)	2005	2004	2003
Base management fees	**$ 83**	$ 72	$ 56
Incentive management fees	**14**	8	4
Cost reimbursements	**936**	802	699
Owned, leased, corporate housing and other revenue	**22**	29	28
Total revenue	**$1,055**	$ 911	$ 787
General, administrative and other	**$ (19)**	$ (33)	$ (11)
Reimbursed costs	**(936)**	(802)	(699)
Gains and other income	**54**	19	21
Interest income	**31**	74	77
Reversal of (provision for) loan losses	**—**	3	(2)
Equity in (losses) earnings—Synthetic fuel	**—**	(28)	10
Equity in earnings (losses)—Other	**36**	(14)	(17)

Balance Sheet Data

($ in millions)	2005	2004
Current assets—accounts and notes receivable	**$ 48**	$ 72
Contract acquisition costs	**26**	24
Cost method investments	**121**	—
Equity method investments	**349**	249
Loans to equity method investees	**36**	526
Other long-term receivables	**—**	3
Other long-term assets	**166**	38
Long-term deferred tax asset, net	**19**	17
Current liabilities:		
Accounts payable	**(2)**	(3)
Other payables and accruals	**(45)**	(4)
Other long-term liabilities	**(101)**	(11)

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and
- changes in the estimate or different estimates that could have been selected could have a material effect on our consolidated results of operations or financial condition.

Management has discussed the development and selection of its critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure presented below relating to them.

Marriott Rewards

Marriott Rewards is our frequent guest loyalty program. Marriott Rewards members earn points based on their monetary spending at our lodging operations, purchases of timeshare interval, fractional, and whole ownership products and, to a lesser degree, through participation in affiliated partners' programs, such as those offered by airlines and credit card companies. Points, which we track on members' behalf, can be redeemed for stays at most of our lodging operations, airline tickets, airline frequent flyer program miles, rental cars and a variety of other awards; however, points cannot be redeemed for cash. We provide Marriott Rewards as a marketing program to participating properties. We charge the cost of operating the program, including the estimated cost of award redemption, to properties based on members' qualifying expenditures.

We defer revenue received from managed, franchised and Marriott-owned/leased hotels and program partners equal to the fair value of our future redemption obligation. We determine the fair value of the future redemption obligation based on statistical formulas which project timing of future point redemption based on historical levels, including an estimate of the "breakage" for points that will never be redeemed, and an estimate of the points that will eventually be redeemed. These judgmental factors determine the required liability for outstanding points.

Our management and franchise agreements require that we be reimbursed currently for the costs of operating the program, including marketing, promotion, communication with, and performing member services for the Marriott Rewards members. Due to the requirement that properties reimburse us for program operating costs as incurred, we receive and recognize the balance of the revenue from properties in connection with the Marriott Rewards program at the time such costs are incurred and expensed. We recognize the component of revenue from program partners that corresponds to program maintenance services over the expected life of the points awarded. Upon the redemption of points, we recognize as revenue the amounts previously deferred and recognize the corresponding expense relating to the costs of the awards redeemed.

Valuation of Goodwill

We evaluate the fair value of goodwill to assess potential impairments on an annual basis, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. We evaluate the fair value of goodwill at the reporting unit level and make that determination based upon future cash flow projections which assume certain growth projections which may or may not occur. We record an impairment loss for goodwill when the carrying value of the intangible asset is less than its estimated fair value.

Loan Loss Reserves

We measure loan impairment based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the estimated fair value of the collateral. For impaired loans, we establish a specific impairment reserve for the difference between the recorded investment in the loan and the present value of the expected future cash flows, which assumes certain growth projections which may or may not occur, or the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in the portfolio and do not aggregate loans for the purpose of applying such policy. Where we determine that a loan is impaired, we recognize interest income on a cash basis. At year-end 2005 our recorded investment in impaired loans was $184 million. We have a $103 million allowance for credit losses, leaving $81 million of our investment in impaired loans for which there is no related allowance for credit losses. At year-end 2004, our recorded investment in impaired loans was $181 million. During 2005 and 2004, our average investment in impaired loans totaled $182 million and $161 million, respectively.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. We review these accruals each reporting period and make revisions based on changes in facts and circumstances.

Income Taxes

We record the current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities based on differences in how those events are treated for tax purposes. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes.

Changes in existing laws and rates, and their related interpretations, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. Our accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in the accounting estimates.

OTHER MATTERS

Inflation

Inflation has been moderate in recent years and has not had a significant impact on our businesses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates, foreign exchange rates, and equity prices. We manage our exposure to these risks by monitoring available financing alternatives, through development and application of credit granting policies and by entering into derivative arrangements. We do not foresee any significant changes in either our exposure to fluctuations in interest rates or foreign exchange rates or how such exposure is managed in the future.

We are exposed to interest rate risk on our floating-rate notes receivable, our residual interests retained in connection with the sale of Timeshare segment notes receivable and the fair value of our fixed-rate notes receivable.

Changes in interest rates also impact our floating-rate long-term debt and the fair-value of our fixed-rate long-term debt.

We are also subject to risk from changes in equity prices from our investments in common stock, which have a carrying value of $53 million at year-end 2005 and are accounted for as available-for-sale securities under FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. As a matter of policy, we do not use derivatives for trading or speculative purposes.

At year-end 2005 we were party to the following derivative instruments:

- An interest rate swap agreement under which we receive a floating-rate of interest and pay a fixed-rate of interest. The swap modifies our interest rate exposure by effectively converting a note receivable with a fixed rate to a floating rate. The aggregate notional amount of the swap is $92 million and it matures in 2010.
- Six outstanding interest rate swap agreements to manage interest rate risk associated with the residual interests we retain in conjunction with our Timeshare segment note sales. Historically, we were required by purchasers and/or rating agencies to utilize interest rate swaps to protect the excess spread within our sold note pools. The aggregate notional amount of the swaps is $380 million, and they expire through 2022.
- Forward foreign exchange and option contracts to hedge the potential volatility of earnings and cash flows associated with variations in foreign exchange rates during 2005. The aggregate dollar equivalent of the notional amounts of the contracts is approximately $27 million, and they expire throughout 2006.
- Forward foreign exchange contracts to manage the foreign currency exposure related to certain monetary assets. The aggregate dollar equivalent of the notional amounts of the forward contracts is $544 million at year-end 2005, and they expire throughout 2006.
- Forward foreign exchange contracts to manage currency exchange rate volatility associated with certain investments in foreign operations. The contracts have a dollar notional equivalent of $229 million at year-end 2005, and they expire throughout 2006.

The following table sets forth the scheduled maturities and the total fair value of our derivatives and other financial instruments as of year-end 2005:

	Maturities by Period							
($ in millions)	2006	2007	2008	2009	2010	Thereafter	Total Carrying Amount	Total Fair Value
Assets—Maturities represent expected principal receipts, fair values represent assets.								
Timeshare segment notes receivable	$ 33	$ 42	$ 37	$ 31	$ 29	$ 172	$ 344	$ 344
Average interest rate							12.76%	
Fixed-rate notes receivable	$ 10	$ 21	$ 20	$ 2	$ 82	$ 29	$ 164	$ 166
Average interest rate							10.38%	
Floating-rate notes receivable	$ 5	$ 59	$ 20	$ 1	$ 7	$ 77	$ 169	$ 169
Average interest rate							7.56%	
Residual interests	$ 71	$ 47	$ 30	$ 18	$ 12	$ 18	$ 196	$ 196
Average interest rate							8.56%	
Liabilities—Maturities represent expected principal payments, fair values represent liabilities.								
Fixed-rate debt	$(51)	$(11)	$(102)	$(88)	$(12)	$(903)	$(1,167)	$(1,214)
Average interest rate							6.04%	
Floating-rate debt	$ (1)	$ —	$ —	$ —	$ —	$(499)	$ (500)	$ (500)
Average interest rate							4.211%	
NOTE: We classify commercial paper as long-term debt based on our ability and intent to refinance it on a long-term basis.								
Derivatives—Maturities represent notional amounts, fair values represent assets (liabilities).								
Interest Rate Swaps:								
Fixed to variable	$ —	$ —	$ —	$ —	$ 65	$ 301	$ 7	$ 7
Average pay rate							4.35%	
Average receive rate							5.03%	
Variable to fixed	$ —	$ —	$ —	$ —	$ 43	$ 64	$ (1)	$ (1)
Average pay rate							5.39%	
Average receive rate							5.08%	
Forward Foreign Exchange Contracts:								
Fixed (EUR) to Fixed (USD)	$375	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average exchange rate							1.188	
Fixed (GBP) to Fixed (USD)	$347	$ —	$ —	$ —	$ —	$ —	$ (2)	$ (2)
Average exchange rate							1.73	
Fixed (HKD) to Fixed (USD)	$ 43	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average Exchange Rate							0.13	
Fixed (MXN) to Fixed (USD)	$ 6	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average Exchange Rate							0.09	
Fixed (CZK) to Fixed (USD)	$ 2	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average Exchange Rate							0.04	
Fixed (JPY) to Fixed (USD)	$ 2	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average Exchange Rate							0.01	
Fixed (KRW) to Fixed (USD)	$ 3	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average Exchange Rate							0.001	
Fixed (CAD) to Fixed (USD)	$ 22	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average Exchange Rate							0.86	

Consolidated Statement of Income

Fiscal Years 2005, 2004, and 2003	2005	2004	2003
($ in millions, except per share amounts)			
REVENUES			
Base management fees[1]	$ 497	$ 435	$ 388
Franchise fees	329	296	245
Incentive management fees[1]	201	142	109
Owned, leased, corporate housing and other revenue[1]	944	730	633
Timeshare interval, fractional, and whole ownership sales and services	1,487	1,247	1,145
Cost reimbursements[1]	7,671	6,928	6,192
Synthetic fuel	421	321	302
	11,550	10,099	9,014
OPERATING COSTS AND EXPENSES			
Owned, leased and corporate housing—direct	778	629	505
Timeshare—direct	1,228	1,039	1,011
Reimbursed costs[1]	7,671	6,928	6,192
General, administrative and other[1]	753	607	523
Synthetic fuel	565	419	406
	10,995	9,622	8,637
OPERATING INCOME	555	477	377
Gains and other income[1]	181	164	106
Interest expense	(106)	(99)	(110)
Interest income[1]	79	146	129
(Provision for) reversal of provision for loan losses[1]	(28)	8	(7)
Equity in (losses) earnings			
Synthetic fuel[1]	—	(28)	10
Other[1]	36	(14)	(17)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	717	654	488
(Provision for) benefit from income taxes	(94)	(100)	43
INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	623	554	531
Minority interest	45	40	(55)
INCOME FROM CONTINUING OPERATIONS	668	594	476
Discontinued operations	1	2	26
NET INCOME	$ 669	$ 596	$ 502
EARNINGS PER SHARE—Basic			
Earnings from continuing operations	$ 3.09	$ 2.62	$ 2.05
Earnings from discontinued operations	—	.01	.11
Earnings per share	$ 3.09	$ 2.63	$ 2.16
EARNINGS PER SHARE—Diluted			
Earnings from continuing operations	$ 2.89	$ 2.47	$ 1.94
Earnings from discontinued operations	—	.01	.11
Earnings per share	$ 2.89	$ 2.48	$ 2.05
DIVIDENDS DECLARED PER SHARE	$ 0.400	$ 0.330	$0.295

[1] *See Footnote 21, "Related Party Transactions," of the Notes to Consolidated Financial Statements for disclosure of related party amounts.*

See Notes to Consolidated Financial Statements

Consolidated Balance Sheet

Fiscal Year-End 2005 and 2004	2005	2004
($ in millions)		
ASSETS		
Current assets		
Cash and equivalents	$ 203	$ 770
Accounts and notes receivable[1]	837	797
Current deferred taxes, net	211	162
Assets held for sale	555	23
Other	204	194
	2,010	1,946
Property and equipment	2,341	2,389
Intangible assets		
Goodwill	924	923
Contract acquisition costs[1]	466	513
	1,390	1,436
Cost method investments[1]	233	70
Equity method investments[1]	349	249
Notes receivable		
Loans to equity method investees[1]	36	526
Loans to timeshare owners	311	289
Other notes receivable	282	374
	629	1,189
Other long-term receivables[1]	339	326
Deferred taxes, net[1]	554	397
Other[1]	685	666
	$ 8,530	$ 8,668
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 56	$ 489
Accounts payable[1]	591	570
Accrued payroll and benefits	559	508
Liability for guest loyalty program	317	302
Self-insurance reserves	84	71
Liabilities of assets held for sale	30	—
Other payables and accruals[1]	355	416
	1,992	2,356
Long-term debt	1,681	836
Liability for guest loyalty program	768	640
Self-insurance reserves	180	163
Other long-term liabilities[1]	646	580
Minority interest	11	12
Shareholders' equity		
Class A common stock	3	3
Additional paid-in capital	3,564	3,423
Retained earnings	2,500	1,951
Deferred compensation	(137)	(108)
Treasury stock, at cost	(2,667)	(1,197)
Accumulated other comprehensive (loss) income	(11)	9
	3,252	4,081
	$ 8,530	$ 8,668

[1] *See Footnote 21, "Related Party Transactions," of the Notes to Consolidated Financial Statements for disclosure of related party amounts.*

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

Fiscal Years 2005, 2004, and 2003	2005	2004	2003
($ in millions)			
OPERATING ACTIVITIES			
Income from continuing operations	**$ 668**	$ 594	$ 476
Adjustments to reconcile to cash provided by operating activities:			
Income from discontinued operations	**1**	2	7
Discontinued operations—gain on sale/exit	**—**	—	19
Depreciation and amortization	**184**	166	160
Minority interest in results of synthetic fuel operation	**(47)**	(40)	55
Income taxes	**(86)**	(63)	(171)
Timeshare activity, net	**(6)**	113	(111)
Other	**160**	(77)	(73)
Working capital changes:			
Accounts receivable	**(128)**	(6)	(81)
Other current assets	**(22)**	(16)	11
Accounts payable and accruals	**113**	218	111
Net cash provided by operating activities	**837**	891	403
INVESTING ACTIVITIES			
Capital expenditures	**(780)**	(181)	(210)
Dispositions	**298**	402	494
Loan advances	**(56)**	(129)	(241)
Loan collections and sales	**706**	276	280
Equity and cost method investments	**(216)**	(45)	(21)
Purchase of available-for-sale securities	**(15)**	(30)	—
Other	**(67)**	(6)	9
Net cash (used in) provided by investing activities	**(130)**	287	311
FINANCING ACTIVITIES			
Commercial paper, net	**499**	—	(102)
Issuance of long-term debt	**356**	20	14
Repayment of long-term debt	**(523)**	(99)	(273)
Redemption of convertible debt	**—**	(62)	—
Debt exchange consideration, net	**(29)**	—	—
Issuance of Class A common stock	**125**	206	102
Dividends paid	**(84)**	(73)	(68)
Purchase of treasury stock	**(1,644)**	(664)	(373)
Earn-outs received, net	**26**	35	17
Net cash used in financing activities	**(1,274)**	(637)	(683)
(DECREASE) INCREASE IN CASH AND EQUIVALENTS	**(567)**	541	31
CASH AND EQUIVALENTS, beginning of year	**770**	229	198
CASH AND EQUIVALENTS, end of year	**$ 203**	$ 770	$ 229

See Notes to Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

Fiscal Years 2005, 2004, and 2003	2005	2004	2003
($ in millions)			
Net income	**$669**	$596	$502
Other comprehensive (loss) income, net of tax:			
Net foreign currency translation adjustments	(25)	43	37
Net (loss)/gain on derivative instruments designated as cash flow hedges	(2)	7	(8)
Net unrealized gain associated with available-for-sale securities	7	—	—
Total other comprehensive (loss) income	(20)	50	29
Comprehensive income	**$649**	$646	$531

See Notes to Consolidated Financial Statements

Consolidated Statement of Shareholders' Equity

Fiscal Years 2005, 2004, and 2003

(in millions, except per share amounts)

Common Shares Outstanding		Class A Common Stock	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive (Loss) Income
235.9	Balance at fiscal year-end 2002	$ 3	$3,224	$ (43)	$1,126	$ (667)	$(70)
—	Net income	—	—	—	502	—	—
—	Dividends ($0.295 per share)	—	—	—	(68)	—	—
5.8	Employee stock plan issuance and other	—	93	(38)	(55)	182	29
(10.5)	Purchase of treasury stock	—	—	—	—	(380)	—
231.2	Balance at fiscal year-end 2003	3	3,317	(81)	1,505	(865)	(41)
—	Net income	—	—	—	596	—	—
—	Dividends ($0.330 per share)	—	—	—	(75)	—	—
8.6	Employee stock plan issuance and other	—	106	(27)	(75)	322	50
(14.0)	Purchase of treasury stock	—	—	—	—	(654)	—
225.8	Balance at fiscal year-end 2004	3	3,423	(108)	1,951	(1,197)	9
—	Net income	—	—	—	669	—	—
—	Dividends ($0.400 per share)	—	—	—	(87)	—	—
5.8	Employee stock plan issuance and other	—	141	(29)	(33)	180	(20)
(25.7)	Purchase of treasury stock	—	—	—	—	(1,650)	—
205.9	Balance at fiscal year-end 2005	$ 3	$3,564	$(137)	$2,500	$(2,667)	$(11)

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements present the results of operations, financial position and cash flows of Marriott International, Inc. (together with its subsidiaries, we, us or the Company).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates. We have reclassified certain prior year amounts to conform to our 2005 presentation.

As a result of the sale of our Senior Living Services communities and management business, the balances and activities of Senior Living Services have been segregated and reported as discontinued operations for all periods presented.

In our opinion, the accompanying consolidated financial statements reflect all normal and recurring adjustments necessary to present fairly our financial position at fiscal year-end 2005 and fiscal year-end 2004 and the results of our operations and cash flows for fiscal years 2005, 2004, and 2003. We have eliminated all material intercompany transactions and balances between entities consolidated in these financial statements.

Fiscal Year

Our fiscal year ends on the Friday nearest to December 31. Unless otherwise specified, each reference to "2005" means our fiscal year ended December 30, 2005, each reference to "2004" means our fiscal year ended December 31, 2004, each reference to "2003" means our fiscal year ended January 2, 2004, and each reference to "2002" means our fiscal year ended January 3, 2003, and not, in each case, the corresponding calendar year. All fiscal years presented include 52 weeks, except 2002, which includes 53 weeks.

Revenue Recognition

Our revenues include (1) base and incentive management fees, (2) franchise fees, (3) revenues from lodging properties and other businesses owned or leased by us, (4) timeshare interval, fractional, and whole ownership sales and services, (5) cost reimbursements, and (6) sales made by the synthetic fuel operation while consolidated. Management fees comprise a base fee, which is a percentage of the revenues of hotels, and an incentive fee, which is generally based on hotel profitability. Franchise fees comprise initial application fees and continuing royalties generated from our franchise programs, which permit the hotel owners and operators to use certain of our brand names. Cost reimbursements include direct and indirect costs that are reimbursed to us by lodging properties that we manage or franchise.

Base and Incentive Management Fees: We recognize base fees as revenue when earned in accordance with the contract. In interim periods and at year-end, we recognize incentive fees that would be due as if the contract were to terminate at that date, exclusive of any termination fees payable or receivable by us.

Franchise Fee Revenue: We recognize franchise fees as revenue in each accounting period as fees are earned from the franchisee.

Owned and Leased Units: We recognize room sales and revenues from guest services for our owned and leased units when rooms are occupied and services have been rendered.

Timeshare and Fractional Intervals: We recognize sales when (1) we have received a minimum of 10 percent of the purchase price for the timeshare interval, (2) the purchaser's period to cancel for a refund has expired, (3) we deem the receivables to be collectible, and (4) we have attained certain minimum sales and construction levels. We defer all revenue using the deposit method for sales that do not meet all four of these criteria. For sales that do not qualify for full revenue recognition as the project has progressed beyond the preliminary stages but has not yet reached completion, all revenue and profit are deferred and recognized in earnings using the percentage of completion method.

Timeshare Whole Ownership: We recognize sales under the full accrual method of accounting when we receive our proceeds and transfer title at settlement.

Cost Reimbursements: We recognize cost reimbursements from managed, franchised and timeshare properties when we incur the related reimbursable costs.

Synthetic Fuel: Prior to November 7, 2003, and after March 25, 2004, we accounted for the synthetic fuel operation by consolidating the joint ventures. We recognize revenue from the synthetic fuel operation when the synthetic fuel is produced and sold. From November 7, 2003, through March 25, 2004, we accounted for the synthetic fuel operation using the equity method of accounting. See Footnote 2 "Synthetic Fuel" for additional information.

Other Revenue includes land rental income and other revenue. In 2003, we recorded a $36 million insurance settlement for lost management fees associated with the New York Marriott World Trade Center hotel, which was destroyed in the 2001 terrorist attacks.

Ground Leases

We are both the lessor and lessee of land under long-term operating leases, which include scheduled increases in minimum rents. We recognize these scheduled rent increases on a straight-line basis over the initial lease term.

Real Estate Sales

We account for the sales of real estate in accordance with Financial Accounting Standards ("FAS") No. 66, "Accounting for Sales of Real Estate." We reduce gains on sales of real estate by the maximum exposure to loss if we have continuing involvement with the property and do not transfer substantially all of the risks and rewards of ownership. We reduced gains on sales of real estate due to maximum exposure to loss by $45 million in 2005, $1 million in 2004 and $4 million in 2003. In sales transactions where we retain a management contract, the terms and conditions of the management contract are comparable to the terms and conditions of the management contracts obtained directly with third-party owners in competitive bid processes.

Profit Sharing Plan

We contribute to a profit sharing plan for the benefit of employees meeting certain eligibility requirements and electing participation in the plan. Contributions are determined based on a specified percentage of salary deferrals by participating employees. We recognized compensation cost from profit sharing of $69 million in 2005, $70 million in 2004 and $53 million in 2003. We recognized additional compensation cost from profit sharing of $1 million in 2003 related to the discontinued Senior Living Services and Distribution Services businesses.

Self-Insurance Programs

We are self-insured for certain levels of property, liability, workers' compensation and employee medical coverage. We accrue estimated costs of these self-insurance programs at the present value of projected settlements for known and incurred but not reported claims. We use a discount rate of 4.8 percent to determine the present value of the projected settlements, which we consider to be reasonable given our history of settled claims, including payment patterns and the fixed nature of the individual settlements.

Marriott Rewards

Marriott Rewards is our frequent guest loyalty program. Marriott Rewards members earn points based on their monetary spending at our lodging operations, purchases of timeshare interval, fractional, and whole ownership products and, to a lesser degree, through participation in affiliated partners' programs, such as those offered by airlines and credit card companies. Points, which we track on members' behalf, can be redeemed for stays at most of our lodging operations, airline tickets, airline frequent flyer program miles, rental cars and a variety of other awards; however, points cannot be redeemed for cash. We provide Marriott Rewards as a marketing program to participating properties. We charge the cost of operating the program, including the estimated cost of award redemption, to properties based on members' qualifying expenditures.

We defer revenue received from managed, franchised and Marriott-owned/leased hotels and program partners equal to the fair value of our future redemption obligation. We determine the fair value of the future redemption obligation based on statistical formulas which project timing of future point redemption based on historical levels, including an estimate of the "breakage" for points that will never be redeemed, and an estimate of the points that will eventually be redeemed. These judgmental factors determine the required liability for outstanding points.

Our management and franchise agreements require that we be reimbursed currently for the costs of operating the program, including marketing, promotion, communication with, and performing member services for the Marriott Rewards members. Due to the requirement that hotels reimburse us for program operating costs as incurred, we receive and recognize the balance of the revenue from hotels in connection with the Marriott Rewards program at the time such costs are incurred and expensed. We recognize the component of revenue from program partners that corresponds to program maintenance services over the expected life of the points awarded. Upon the redemption of points, we recognize as revenue the amounts previously deferred and recognize the corresponding expense relating to the costs of the awards redeemed. Our liability for the Marriott Rewards program was $1,085 million at year-end 2005, and $942 million at year-end 2004.

Guarantees

We record a liability for the fair value of a guarantee on the date a guarantee is issued or modified. The offsetting entry depends on the circumstances in which the guarantee was issued. Funding under the guarantee reduces the recorded liability. When no funding is forecasted, the liability is amortized into income on a straight-line basis over the remaining term of the guarantee.

Rebates and Allowances

We participate in various vendor rebate and allowance arrangements as a manager of hotel properties. There are three types of programs that are common in the hotel industry that are sometimes referred to as "rebates" or "allowances," including unrestricted rebates, marketing (restricted) rebates and sponsorships. The primary business purpose of these arrangements is to secure favorable pricing for our hotel owners for various products and services or enhance resources for promotional campaigns co-sponsored by certain vendors. More specifically, unrestricted rebates are funds returned to the buyer, generally based upon volumes or quantities of goods purchased. Marketing (restricted) allowances are funds allocated by vendor agreements for certain marketing or other joint promotional initiatives. Sponsorships are funds paid by vendors, generally used by the vendor to gain exposure at meetings and events, which are accounted for as a reduction of the cost of the event.

We account for rebates and allowances as adjustments of the prices of the vendors' products and services. We show vendor costs and the reimbursement of those costs as reimbursed costs and cost reimbursements revenue, respectively; therefore, rebates are reflected as a reduction of these line items.

Cash and Equivalents

We consider all highly liquid investments with an initial maturity of three months or less at date of purchase to be cash equivalents.

Restricted Cash

Restricted cash, totaling $126 million and $105 million at year-end 2005 and year-end 2004, respectively, is recorded in other long-term assets in the accompanying Consolidated Balance Sheet. Restricted cash primarily consists of deposits received on timeshare interval, fractional, and whole ownership sales that are held in escrow until the contract is closed.

Assets Held for Sale

We consider properties to be assets held for sale when all of the following criteria are met:

- management commits to a plan to sell a property;
- it is unlikely that the disposal plan will be significantly modified or discontinued;
- the property is available for immediate sale in its present condition;
- actions required to complete the sale of the property have been initiated;
- sale of the property is probable and we expect the completed sale will occur within one year; and
- the property is actively being marketed for sale at a price that is reasonable given its current market value.

Upon designation as an asset held for sale, we record the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we stop recording depreciation expense.

Loan Loss Reserves

We measure loan impairment based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the estimated fair value of the collateral. For impaired loans, we establish a specific impairment reserve for the difference between the recorded investment in the loan and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in the portfolio and do not aggregate loans for the purpose of applying such policy. For loans that we have determined to be impaired, we recognize interest income on a cash basis.

Valuation of Goodwill

We evaluate the fair value of goodwill to assess potential impairments on an annual basis, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. We evaluate the fair value of goodwill at the reporting unit level and make that determination based upon future cash flow projections. We record an impairment loss for goodwill when the carrying value of the intangible asset is less than its estimated fair value.

Investments

Except as otherwise required by FIN 46(R), "Consolidation of Variable Interest Entities," we consolidate entities that we control. We account for investments in joint ventures using the equity method of accounting when we exercise significant influence over the venture. If we do not exercise significant influence, we account for the investment using the cost method of accounting. We account for investments in limited partnerships and limited liability companies using the equity method of accounting when we own more than a minimal investment. Our ownership interest in these equity method investments varies generally from 10 percent to 50 percent.

The fair value of our available-for-sale securities totaled $53 million at year-end 2005. Gains in accumulated other comprehensive loss associated with our available-for-sale securities totaled $8 million at year-end 2005. At year-end 2005 there were no losses in accumulated other comprehensive income associated with our available-for-sale securities.

Costs Incurred to Sell Real Estate Projects

We capitalize direct costs incurred to sell real estate projects attributable to and recoverable from the sales of timeshare interests until the sales are recognized. Costs eligible for capitalization follow the guidelines of FAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." Selling and marketing costs capitalized under this approach were approximately $92 million and $89 million at year-end 2005 and year-end 2004, respectively, and are included in property and equipment in the accompanying Consolidated Balance Sheet. If a contract is canceled, we charge unrecoverable direct selling and marketing costs to expense and record deposits forfeited as income.

Residual Interests

We periodically sell notes receivable originated by our timeshare segment in connection with the sale of timeshare interval, fractional, and whole ownership products. We retain servicing assets and other interests in the assets transferred to entities that are accounted for as residual interests. We treat the residual interests, excluding servicing assets, as "trading" securities under the provisions of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the end of each reporting period, we estimate the fair value of the residual interests, excluding servicing assets, using a discounted cash flow model. We report changes in the fair values of these residual interests, excluding servicing assets, through the accompanying Consolidated Statement of Income. Servicing assets are classified as held to maturity under the provisions of FAS No. 115 and are recorded at amortized cost.

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and foreign currency exchange rates. As a matter of policy, we do not use derivatives for trading or speculative purposes.

We record all derivatives at fair value either as assets or liabilities. We recognize, currently in earnings, changes in fair value of derivatives not designated as hedging instruments and of derivatives designated as fair value hedging instruments. Changes in the fair value of the hedged item in a fair value hedge are recorded as an adjustment to the carrying amount of the hedged item and recognized in earnings in the same income statement line item as the change in the fair value of the derivative.

We record the effective portion of changes in fair value of derivatives designated as cash flow hedging instruments as a component of other comprehensive income and report the ineffective portion currently in earnings. We reclassify amounts included in other comprehensive income into earnings in the same period during which the hedged item affects earnings.

Foreign Operations

The U.S. dollar is the functional currency of our consolidated and unconsolidated entities operating in the United States. The functional currency for our consolidated and unconsolidated entities operating outside of the United States is generally the currency of the country in which the entity primarily generates and expends cash. For consolidated entities whose functional currency is not the U.S. dollar, we translate their financial statements into U.S. dollars, and we do the same, as needed, for unconsolidated entities whose functional currency is not the U.S. dollar. Assets and liabilities are translated at the exchange rate in effect as of the financial statement date, and income statement accounts are translated using the weighted average exchange rate for the period. Translation adjustments from foreign exchange and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are included as a separate component of shareholders' equity. We report gains and losses from foreign exchange rate changes related to intercompany receivables and payables that are not of a long-term investment nature, as well as gains and losses from foreign currency transactions, currently in operating costs and expenses, and those amounted to a $5 million loss in 2005, a $3 million loss in 2004, and a $7 million gain in 2003.

New Accounting Standards

In December 2004, the American Institute of Certified Public Accountants issued Statement of Position 04-2, "Accounting for Real Estate Time-Sharing Transactions," (the "SOP") and the Financial Accounting Standards Board ("FASB") amended FAS No. 66, "Accounting for Sales of Real Estate," and FAS No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects," to exclude accounting for real estate time-sharing transactions from these statements. The SOP is effective for fiscal years beginning after June 15, 2005.

Under the SOP, we will charge the majority of the costs we incur to sell timeshares to expense when incurred. We will also record an estimate of expected uncollectibility on notes receivable that we receive from timeshare purchasers as a reduction of revenue at the time that we recognize profit on a timeshare sale. We will also account for rental and other operations during holding periods as incidental operations, which require us to record any excess profits as a reduction of inventory costs.

We estimate that the initial adoption of the SOP in our 2006 first quarter, which we will report as a cumulative effect of a change in accounting principle in our fiscal year 2006 financial statements, will result in a one-time non-cash after-tax charge of approximately $110 million to $115 million, consisting primarily of the write-off of deferred selling costs and establishing the required reserves on notes. We estimate the ongoing impact of the adoption in subsequent periods will be immaterial.

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which is a revision of FAS No. 123, "Accounting for Stock-Based Compensation." FAS No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FAS No. 95, "Statement of Cash Flows." We will adopt FAS No. 123R at the beginning of our 2006 fiscal year. We estimate the adoption of FAS No. 123R, using the modified prospective method, will result in incremental pre-tax expense in fiscal year 2006 of approximately $44 million, based on our current share-based payment compensation plans, assumptions reflecting currently available information and recent interpretations related to accounting for share-based awards granted to eligible retirees.

Share-based Compensation

We have several share-based employee compensation plans that we account for using the intrinsic value method under the recognition and measurement principles of APB Opinion No. 25. Accordingly, we do not reflect share-based employee compensation cost in net income for our Stock Option Program or the Supplemental Executive Stock Option awards. We recognized stock-based employee compensation cost of $40 million, $31 million and $19 million, net of tax, for deferred share grants, restricted share grants and restricted stock units for 2005, 2004 and 2003, respectively.

Shares issued to eligible retirees are fully vested at the grant date although they are delivered over a future period. Our policy is to recognize compensation expense over the share delivery period unless the employee terminates his or her employment, in which case the remaining compensation expense is recognized at the date of termination.

Upon adoption of FAS No. 123R, compensation expense will be recognized at the date the shares are fully vested.

The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of FAS No. 123 to share-based employee compensation. We have included the impact of measured but unrecognized compensation cost and excess tax benefits credited to additional paid-in-capital in the calculation of the diluted pro forma shares for all years presented. In addition, we have included the estimated impact of reimbursements from third parties.

($ in millions, except per share amounts)	2005	2004	2003
Net income, as reported	**$669**	$ 596	$ 502
Add: Share-based employee compensation expense included in reported net income, net of related tax effects	**40**	31	19
Deduct: Total share-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects and estimated reimbursed costs	**(61)**	(58)	(48)
Pro forma net income	**$648**	$ 569	$ 473
Earnings per share:			
Basic—as reported	**$3.09**	$2.63	$2.16
Basic—pro forma	**$2.99**	$2.51	$2.03
Diluted—as reported	**$2.89**	$2.48	$2.05
Diluted—pro forma	**$2.79**	$2.35	$1.94

2 SYNTHETIC FUEL

Operations

Our synthetic fuel operation currently consists of our interest in four coal-based synthetic fuel production facilities (the "Facilities"), two of which are located at a coal mine in Saline County, Illinois, and two of which are located at a coal mine in Jefferson County, Alabama. We plan to relocate one of the Alabama Facilities to a coal mine near Evansville, Indiana, over the next 90 days and expect the Facility to be fully operational by May 2006. Production at this Facility will be suspended during the duration of the dismantling, transportation and reassembly process. Three of the four plants are held in one entity, Synthetic American Fuel Enterprises II, LLC ("SAFE II"), and one of the plants is held in a separate entity, Synthetic American Fuel Enterprises I, LLC ("SAFE I"). Section 29 of the Internal Revenue *Code* (redesignated as Section 45K for fiscal years 2006 and 2007) ("Section 29") provides tax credits for the production and sale of synthetic fuels produced from coal through 2007 (credits are not available for fuel produced after 2007). Although the Facilities incur significant losses, these losses are more than offset by the tax credits generated under Section 29, which reduce our income tax expense.

At both the Alabama and Illinois locations, the synthetic fuel operation has long-term site leases at sites that are adjacent to large underground mines as well as barge load-out facilities on navigable rivers. In addition, with respect to the Alabama and Illinois locations, the synthetic fuel operation has long-term coal purchase agreements with the owners of the adjacent coal mines and long-term synthetic fuel sales contracts with a number of major utilities, including the Tennessee Valley Authority and Alabama Power Company. These contracts ensure that the operation has long-term agreements to purchase coal and sell synthetic fuel through 2007, covering approximately 80 percent of the productive capacity of the Facilities at those locations. From time to time, the synthetic fuel operation supplements these base contracts, as opportunities arise, by entering into spot contracts to buy coal from these or other coal mines and sell synthetic fuel to these or different end users. We expect to negotiate similar site lease, coal purchase and synthetic fuel sales contracts for the Indiana site. The long-term contracts can generally be canceled by us in the event that we choose not to operate the Facilities or that the synthetic fuel produced at the Facilities does not qualify for tax credits under Section 29.

Although we anticipate that the coal mines adjacent to the synthetic fuel operation's production sites will be able to fulfill the Facilities' requirements for feedstock coal, if our feedstock suppliers become unable to supply the Facilities with enough coal to satisfy our requirements for any reason, we would have to curtail production, which would have a negative impact on our results of operations, or negotiate new coal supply agreements with third parties, which might not be available on similar terms. In addition, the synthetic fuel operation has synthetic fuel sale contracts with approximately a dozen customers, a number of whom have contracted to purchase in excess of 10 percent of the productive capacity at our Alabama and Illinois locations. Although we expect that those customers could be replaced by other purchasers, we cannot assure that we would be able to enter into replacement contracts on equivalent terms. As a result, the failure by one or more of those customers to perform their purchase obligations under those sale contracts could have a material adverse effect on the synthetic fuel operation.

The synthetic fuel operation has a long-term operations and maintenance agreement with an experienced manager of synthetic fuel facilities. This manager is responsible for staffing the Facilities, operating and maintaining the machinery and conducting routine maintenance on behalf of the synthetic fuel operation.

Finally, the synthetic fuel operation has a long-term license and binder purchase agreement with Headwaters Incorporated, which permits the operation to utilize a carboxylated polystyrene copolymer emulsion patented by Headwaters and manufactured by Dow Chemical that is mixed with coal to produce a qualified synthetic fuel.

As discussed in greater detail below in Footnote 17, "Contingencies," under the heading "Synthetic Fuel," the tax credits available under Section 29 for the production and sale of synthetic fuel in any given year are phased out if oil prices in that year are above certain thresholds. As a result of high oil prices in the first several weeks of 2006, the synthetic fuel operation elected to suspend production of synthetic fuel in mid-January 2006. On February 17, 2006, we restarted production and have taken steps to minimize operating losses that could occur if more than a majority of the tax credits are phased out in 2006 as a result of high oil prices. We will continue to monitor the situation, and if circumstances warrant, we may again elect to suspend production in the future.

Our Investment

We acquired our initial interest in SAFE I and SAFE II from PacifiCorp Financial Services ("PacifiCorp") in October 2001 for $46 million in cash, and we began operating the Facilities in the first quarter of 2002. We also make annual payments to PacifiCorp based on the amount of tax credits produced, up to a certain threshold. On June 21, 2003, we sold an approximately 50 percent ownership interest in both SAFE I and SAFE II. We received cash and promissory notes totaling $25 million at closing, and we receive additional proceeds based on the actual amount of tax credits allocated to the purchaser.

As a result of a put option associated with the June 21, 2003 sale of a 50 percent ownership interest, we consolidated the two synthetic fuel joint ventures from that date through November 6, 2003. Effective November 7, 2003, because the put option was voided, we began accounting for the synthetic fuel joint ventures using the equity method of accounting. Beginning March 26, 2004, as a result of adopting FIN 46(R), "Consolidation of Variable Interest Entities," we have again consolidated the synthetic fuel joint ventures, and we reflect our partner's share of the operating losses as minority interest.

On October 6, 2004, we entered into amendment agreements with our synthetic fuel partner that resulted in a shift in the allocation of tax credits between us. Our partner increased its allocation of tax credits generated by the SAFE I synthetic fuel facility from approximately 50 percent to 90 percent through March 31, 2005, and paid a higher price per tax credit to us for that additional share of tax credits. Effective April 1, 2005, our partner's share of the tax credits from SAFE I returned to approximately 50 percent. Also on October 6, 2004, our partner reduced its allocation of tax credits generated by the three SAFE II synthetic fuel facilities from approximately 50 percent to roughly 8 percent through December 31, 2004, and to 1 percent from January 1, 2005, through May 31, 2005. Effective June 1, 2005, our partner's share of the tax credits from the SAFE II facilities returned to approximately 50 percent.

In the 2005 third quarter, we entered into another amendment agreement with our synthetic fuel partner that gave our partner the right to have its approximately 50 percent ownership interest in SAFE II redeemed on November 30, 2005, or December 31, 2005. Our partner exercised the option to have its interest in SAFE II redeemed effective on December 31, 2005, subsequent to our 2005 fiscal year-end. As a result, we now own all of the interests in SAFE II. In consideration for the redeemed interest, we forgave the remaining outstanding promissory note balance of approximately $8 million related to our partner's initial purchase of the interest in SAFE II and our partner was relieved of the obligation to make further earn-out payments with respect to SAFE II for periods after December 31, 2005. On that date, we eliminated our partner's minority interest in SAFE II, which was $7 million.

As a result of the redemption of our partner's interest in SAFE II, with respect to the period beginning January 1, 2006, we will be allocated 100 percent of the operating losses associated with the Facilities owned by SAFE II, we will receive 100 percent of the tax credits generated by those Facilities, and production decisions with respect to those Facilities will be made based on our 100 percent ownership.

Internal Revenue Service Determinations

On November 7, 2003, the United States Internal Revenue Service ("IRS") issued private letter rulings to the synthetic fuel joint ventures confirming that the synthetic fuel produced by the Facilities is a "qualified fuel" under Section 29 and that the resulting tax credit may be allocated among the members of the synthetic fuel joint ventures.

In July 2004, IRS field auditors issued a notice of proposed adjustment and later a Summary Report to PacifiCorp that included a challenge to the placed-in-service dates of the three SAFE II synthetic fuel facilities. One of the conditions to qualify for tax credits under Section 29 of the Internal Revenue Code is that the production facility must have been placed in service before July 1, 1998. On June 7, 2005, the IRS National Office issued a Technical Advice Memorandum confirming that the three SAFE II synthetic fuel facilities that were under IRS review met the placed-in-service requirement under Section 29 of the Internal Revenue Code.

3 DISCONTINUED OPERATIONS

Senior Living Services

Late in 2002, we entered into a definitive agreement to sell our senior living management business to Sunrise Senior Living, Inc. ("Sunrise") and to sell nine senior living communities to CNL Retirement Properties, Inc. ("CNL") and recorded an after-tax charge of $131 million. We completed the sales to Sunrise and CNL, in addition to the related sale of a parcel of land to Sunrise in March 2003, for $266 million. Late in 2002 we also purchased 14 senior living communities for approximately $15 million in cash, plus the assumption of $227 million in debt, from an unrelated owner. We had previously agreed to provide a form of credit enhancement on the outstanding debt related to these communities. Management approved and committed to a plan to sell these communities within 12 months. As part of that plan, on March 31, 2003, we acquired all of the subordinated credit-enhanced mortgage securities relating to the 14 communities in a transaction in which we issued $46 million of unsecured Marriott International, Inc. notes, due April 2004. In the 2003 third quarter, we sold the 14 communities to CNL for approximately $184 million. We provided a $92 million acquisition loan to CNL in connection with the sale. Sunrise currently operates, and will continue to operate, the 14 communities under long-term management agreements. We recorded after-tax gains of $19 million in 2003 in connection with these transactions, and we recorded after-tax income from operations of $7 million in 2003 associated with our discontinued senior living services business.

Distribution Services

In 2005 and 2004, we had income, net of tax, of $1 million and $2 million, respectively, associated with the distribution service business we exited in 2002.

4 INCOME TAXES

Total deferred tax assets and liabilities as of year-end 2005, and year-end 2004, were as follows:

($ in millions)	2005	2004
Deferred tax assets	**$ 932**	$ 834
Deferred tax liabilities	**(167)**	(275)
Net deferred taxes	**$ 765**	$ 559

The tax effect of each type of temporary difference and carry-forward that gives rise to a significant portion of deferred tax assets and liabilities as of year-end 2005, and year-end 2004, were as follows:

($ in millions)	2005	2004
Self-insurance	**$ 33**	$ 24
Employee benefits	**232**	194
Deferred income	**42**	35
Other reserves	**64**	78
Frequent guest program	**94**	65
Tax credits (primarily associated with synthetic fuel)	**345**	269
Net operating loss carry-forwards	**81**	51
Timeshare financing	**(25)**	(22)
Property, equipment and intangible assets	**(50)**	(123)
Other, net	**(25)**	3
Deferred taxes	**791**	574
Less: valuation allowance	**(26)**	(15)
Net deferred taxes	**$765**	$ 559

At year-end 2005, we had approximately $68 million of tax credits that expire through 2025, $277 million of tax credits that do not expire and $291 million of net operating losses, of which $104 million expire through 2024. The valuation allowance related to foreign net operating losses increased as a result of additional losses that we believe may not be realized, partially offset by additional valuation allowance reversals.

We have made no provision for U.S. income taxes or additional foreign taxes on the cumulative unremitted earnings of non-U.S. subsidiaries ($431 million as of year-end 2005) because we consider these earnings to be permanently invested. These earnings could become subject to additional taxes if remitted as dividends, loaned to us or a U.S. affiliate or if we sold our interests in the affiliates. We cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings. We conduct business in countries that grant a "holiday" from income taxes for a 10-year period. The holidays expire through 2014. The aggregate amount of taxes not incurred due to tax "holidays" is $56 million ($0.24 per diluted share).

On October 22, 2004, the American Jobs Creation Act (the "Jobs Act") was signed into law. The Jobs Act included a special one-time dividends received deduction of 85 percent of certain foreign earnings that are repatriated to the United States, as defined in the Jobs Act. We reviewed the effects of the repatriation provision in accordance with recently issued Treasury Department guidance, and decided not to repatriate any foreign earnings under the Jobs Act.

The (provision for) benefit from income taxes consists of:

($ in millions)	2005	2004	2003
Current – Federal	**$(207)**	$(153)	$ 5
– State	**(52)**	(34)	(28)
– Foreign	**(35)**	(29)	(25)
	(294)	(216)	(48)
Deferred – Federal	**173**	90	73
– State	**19**	5	2
– Foreign	**8**	21	16
	200	116	91
	$ (94)	$(100)	$ 43

The current tax provision does not reflect the benefits attributable to us relating to the exercise of employee stock options of $87 million in 2005, $79 million in 2004 and $40 million in 2003. Included in the above amounts are tax credits of $172 million in 2005, $148 million in 2004, and $214 million in 2003. The taxes applicable to other comprehensive income are not material.

A reconciliation of the U.S. statutory tax rate to our effective income tax rate for continuing operations follows:

	2005	2004	2003
U.S. statutory tax rate	**35.0 %**	35.0 %	35.0 %
State income taxes, net of U.S. tax benefit	**3.0**	2.9	3.8
Minority interest	**2.3**	2.4	—
Reduction in deferred taxes	**—**	2.2	—
Change in valuation allowance	**1.6**	(3.3)	(3.2)
Foreign income	**(4.6)**	(1.4)	(1.1)
Tax credits (primarily associated with synthetic fuel)	**(24.1)**	(22.6)	(43.9)
Other, net	**0.1**	0.1	0.6
Effective rate	**13.3 %**	15.3 %	(8.8)%

Cash paid for income taxes, net of refunds, was $182 million in 2005, $164 million in 2004 and $144 million in 2003.

5 EARNINGS PER SHARE

The following table illustrates the reconciliation of the earnings and number of shares used in the basic and diluted earnings per share calculations.

(in millions, except per share amounts)	2005	2004	2003
Computation of Basic Earnings Per Share			
Income from continuing operations	**$ 668**	$ 594	$ 476
Weighted average shares outstanding	**216.4**	226.6	232.5
Basic earnings per share from continuing operations	**$3.09**	$2.62	$2.05
Computation of Diluted Earnings Per Share			
Income from continuing operations for diluted earnings per share	**$ 668**	$ 594	$ 476
Weighted average shares outstanding	**216.4**	226.6	232.5
Effect of dilutive securities			
Employee stock option plan	**9.5**	8.4	6.6
Deferred stock incentive plan	**3.7**	4.3	4.8
Restricted stock units	**1.6**	0.9	0.6
Convertible debt	**—**	0.3	0.9
Shares for diluted earnings per share	**231.2**	240.5	245.4
Diluted earnings per share from continuing operations	**$2.89**	$2.47	$1.94

We compute the effect of dilutive securities using the treasury stock method and average market prices during the period. We determine dilution based on earnings from continuing operations.

In accordance with FAS No. 128, "Earnings per Share," we did not include the following stock options in our calculation of diluted earnings per share because the option exercise prices were greater than the average market price for our Class A Common Stock for the applicable period:

(a) for 2005, no stock options;
(b) for 2004, no stock options; and
(c) for 2003, 5.7 million stock options.

6 PROPERTY AND EQUIPMENT

($ in millions)	**2005**	2004
Land	**$ 259**	$ 371
Buildings and leasehold improvements	**659**	642
Furniture and equipment	**827**	771
Timeshare properties	**1,249**	1,186
Construction in progress	**132**	100
	3,126	3,070
Accumulated depreciation	**(785)**	(681)
	$2,341	$2,389

We record property and equipment at cost, including interest, rent and real estate taxes incurred during development and construction. Interest capitalized as a cost of property and equipment totaled $30 million in 2005, $16 million in 2004, and $25 million in 2003. We capitalize the cost of improvements that extend the useful life of property and equipment when incurred. These capitalized costs may include structural costs, equipment, fixtures, floor and wall coverings and paint. All repair and maintenance costs are expensed as incurred. We compute depreciation using the straight-line method over the estimated useful lives of the assets (three to 40 years). Depreciation expense totaled $156 million in 2005, $133 million in 2004, and $132 million in 2003. We amortize leasehold improvements over the shorter of the asset life or lease term.

7 ACQUISITIONS AND DISPOSITIONS

2005 Acquisitions

During the third quarter, we purchased from CTF Holdings Ltd. and certain of its affiliates (collectively "CTF") 13 properties (in each case through a purchase of real estate, a purchase of the entity that owned the hotel, or an assignment of CTF's leasehold rights) and certain joint venture interests from CTF for an aggregate price of $381 million. Prior to the sale, all of the properties were operated by us or our subsidiaries.

We plan to sell eight of the properties we have purchased to date to third-party owners, and the balances related to these full-service properties are classified within the "Assets held for sale" and "Liabilities of assets held for sale" captions in our Consolidated Balance Sheet. One operating lease has terminated. We operate the four remaining properties under leases, three of which expire by 2012. Under the purchase and sale agreement we signed with CTF in the second quarter of 2005, we remain obligated to purchase two additional properties for $17 million, the acquisition of which was postponed pending receipt of certain third-party consents.

On the closing date we and CTF also modified management agreements on 29 other CTF-leased hotels, 28 located in Europe and one located in the United States. We became secondarily liable for annual rent payments for certain of these hotels when we acquired the Renaissance Hotel Group N.V. in 1997. We continue to manage 16 of these hotels under new long-term management agreements; however, due to certain provisions in the management agreements, we account for these contracts as operating leases. CTF placed approximately $89 million in trust accounts to cover possible shortfalls in cash flow necessary to meet rent payments under these leases. In turn, we released CTF from its guarantees in connection with these leases. Approximately $79 million remained in these trust accounts at the end of 2005. Our financial statements reflect us as lessee on these hotels. Minimum lease payments relating to these leases are as follows: $32 million in 2006; $33 million in 2007; $33 million in 2008; $33 million in 2009; $33 million in 2010; and $231 million thereafter, for a total of $395 million.

For the remaining 13 European leased hotels, CTF may terminate management agreements with us if and when CTF obtains releases from landlords of our back-up guarantees. Pending completion of the CTF-landlord agreements, we continue to manage these hotels under modified management agreements and remain secondarily liable under certain of these leases. CTF has made available €35 million in cash collateral in the event that we are required to fund under such guarantees. As CTF obtains releases from the landlords and these hotels exit the system, our contingent liability exposure of approximately $217 million will decline.

We also continue to manage three hotels in the United Kingdom under amended management agreements with CTF and continue to manage 14 properties in Asia on behalf of New World Development Company Limited and its affiliates. CTF's principals are officers, directors and stockholders of New World Development Company Limited. At the closing date, the owners of the United Kingdom and Asian hotels agreed to invest $17 million to renovate those properties.

We and CTF also exchanged legal releases effective as of the closing date, and litigation and arbitration that was outstanding between the two companies and their affiliates was dismissed.

Simultaneously with the closing on the foregoing transactions, CTF also sold five properties and one minority joint venture interest to Sunstone Hotel Investors, Inc. ("Sunstone") for $419 million, eight properties to Walton Street Capital, L.L.C. ("Walton Street") for $578 million, and two properties to Tarsadia Hotels ("Tarsadia") for $29 million, in each case as substitute purchasers under our purchase and sale agreement with CTF. Prior to consummation of the sales, we also operated all of these properties. At closing, Walton Street and Sunstone entered into new long-term management agreements with us and agreed to invest a combined $68 million to further upgrade the 13 properties they acquired. The two properties purchased by Tarsadia are being operated under short-term management and franchise agreements.

When we signed the purchase and sale agreement for the foregoing transactions in the 2005 second quarter, we recorded a $94 million pre-tax charge primarily due to the non-cash write-off of deferred contract acquisition costs associated with the termination of the existing management agreements for properties involved in these transactions. As described above, we entered into new long-term management agreements with CTF, Walton Street and Sunstone at the closing of the transactions, and we expect to sell most of the properties we acquired subject to long-term management agreements.

In 2005 we also purchased two full-service properties, one in Paris, France, and the other in Munich, Germany, for aggregate cash consideration of $146 million. We plan to sell these two full-service properties to third-party owners, and the balances related to these properties are classified within the "Assets held for sale" and "Liabilities of assets held for sale" line items on our Consolidated Balance Sheet.

2005 Dispositions

Late in 2005, we contributed land underlying an additional nine Courtyard hotels, worth approximately $40 million, to CBM Land Joint Venture limited partnership ("CBM Land JV"), a joint venture the majority of which is owned by Sarofim Realty Advisors ("Sarofim") on behalf of an institutional investor, thereby obtaining a 23 percent equity stake in CBM Land JV. At the same time we completed the sale of a portfolio of land underlying 75 Courtyard by Marriott hotels for approximately $246 million in cash to CBM Land JV. In conjunction with this transaction, we recognized a pre-tax gain of $17 million in 2005, we deferred recognition of $5 million of pre-tax gain due to our minority interest in the joint venture, and we also deferred recognition of $40 million of pre-tax gain due to contingencies in the transaction documents. As those contingencies expire in subsequent years, we will recognize additional gains.

We also sold a number of other land parcels in 2005 for $38 million in cash, net of transaction costs, and recognized pre-tax gains totaling $6 million, and we sold two minority interests in joint ventures for $14 million in cash and recognized pre-tax gains totaling $7 million.

2004 Dispositions

We sold two lodging properties for $79 million in cash, net of transaction costs, recognized pre-tax gains totaling $6 million and deferred recognition of gains totaling $1 million due to our continuing involvement with the two properties. None of the deferred gains were recognized in 2005. We accounted for both sales under the full accrual method in accordance with FAS No. 66, "Accounting for Sales of Real Estate," and will continue to operate the properties under long-term management agreements.

We also sold 30 land parcels for $55 million in cash, net of transaction costs, and we recorded pre-tax gains of $12 million.

Additionally, we sold our Ramada International Hotels & Resorts franchised brand, which consisted primarily of investments in franchise contracts and trademarks and licenses outside of the United States, to Cendant Corporation's Hotel Group for $33 million in cash, net of transaction costs, and recorded a pre-tax gain of $4 million.

Cendant exercised its option to redeem our interest in the Two Flags joint venture, and as a result Cendant acquired the trademarks and licenses for the Ramada and Days Inn lodging brands in the United States. We recorded a pre-tax gain of approximately $13 million in connection with this transaction. We also sold our interests in two joint ventures for $13 million in cash and recognized pre-tax gains of $6 million.

2003 Dispositions

We sold three lodging properties for $138 million in cash, net of transaction costs. We accounted for the three property sales under the full accrual method in accordance with FAS No. 66, and we will continue to operate the properties under long-term management agreements. The buyer of one property leased the property for a term of 20 years to a consolidated joint venture between the buyer and us. The lease payments are fixed for the first five years and variable thereafter. Our gain on the sale of $5 million will be recognized on a straight-line basis in proportion to the gross rental charged to expense, and we recognized $1 million of pre-tax gains in each of 2003, 2004, and 2005. We recognized a $1 million gain in 2003 associated with the sale of the other two properties and there are no remaining deferred gains. During the year, we also sold three parcels of land for $10 million in cash, net of transaction costs, and recognized a pre-tax loss of $1 million. Additionally, we sold our interests in three international joint ventures for approximately $25 million and recorded pre-tax gains of approximately $21 million.

During the third quarter of 2003, we completed the sale of an approximately 50 percent interest in the synthetic fuel operation. We received cash and promissory notes totaling $25 million at closing, and we are receiving additional proceeds based on the actual amount of tax credits allocated to the purchaser. See Footnote 2, "Synthetic Fuel" for further discussion.

8 GOODWILL AND INTANGIBLE ASSETS

($ in millions)	2005	2004
Contract acquisition costs and other	$ 679	$ 738
Accumulated amortization	(213)	(225)
	$ 466	$ 513
Goodwill	$1,052	$1,051
Accumulated amortization	(128)	(128)
	$ 924	$ 923

We capitalize costs incurred to acquire management, franchise, and license agreements that are both *direct* and incremental. We amortize these costs on a straight-line basis over the initial term of the agreements, typically 15 to 30 years. Amortization expense totaled $28 million in 2005, $33 million in 2004, and $28 million in 2003.

9 MARRIOTT AND WHITBREAD JOINT VENTURE

During the 2005 second quarter we established a 50/50 joint venture with Whitbread PLC ("Whitbread") to acquire Whitbread's portfolio of 46 franchised Marriott and Renaissance hotels totaling over 8,000 rooms, and for us to take over management of the entire portfolio of hotels upon the transfer of the hotels to the new joint venture. Whitbread sold its interest in the 46 hotels to the joint venture for approximately £995 million. Whitbread received approximately £710 million in cash (including £620 million from senior debt proceeds) and 50 percent of the preferred and ordinary shares of the joint venture and non-voting deferred consideration shares valued at £285 million. We contributed approximately £90 million ($171 million) in the second quarter of 2005 for the remaining 50 percent of the preferred and ordinary shares of the joint venture. The joint venture is currently discussing the sale of the hotels with a potential purchaser. As the joint venture sells the hotels, our interest in the joint venture will be redeemed. The joint venture expects to sell properties in early 2006 subject to long-term management agreements with us.

10 NOTES RECEIVABLE

($ in millions)	2005	2004
Loans to timeshare owners	**$344**	$ 315
Lodging senior loans	**59**	75
Lodging mezzanine and other loans	**274**	867
	677	1,257
Less current portion	**(48)**	(68)
	$629	$1,189

Amounts due within one year are classified as current assets in the caption accounts and notes receivable in the accompanying Consolidated Balance Sheet, including $33 million and $26 million, respectively, as of year-end 2005 and year-end 2004 related to the loans to timeshare owners.

Our notes receivable are due as follows: 2006–$48 million; 2007–$122 million; 2008–$77 million; 2009–$34 million; 2010–$118 million; and $278 million thereafter. The 2005 notes receivable balance is net of unamortized discounts totaling $28 million.

At year-end 2005, our recorded investment in impaired loans was $184 million. We have a $103 million allowance for credit losses, leaving $81 million of our investment in impaired loans for which there is no related allowance for credit losses. At year-end 2004, our recorded investment in impaired loans was $181 million. During 2005 and 2004, our average investment in impaired loans totaled $182 million and $161 million, respectively.

Gains from the sale of notes receivable totaled approximately $94 million, $69 million, and $64 million during 2005, 2004, and 2003, respectively.

The following table summarizes the activity related to our notes receivable reserve for 2003, 2004, and 2005:

($ in millions)	Notes Receivable Reserve
Year-end 2002 balance	$110
Additions	15
Reversals	(8)
Write-offs	(15)
Transfers and other	28
Year-end 2003 balance	130
Additions	3
Reversals	(11)
Write-offs	(44)
Transfers and other	14
Year-end 2004 balance	92
Additions	11
Reversals	—
Write-offs	(9)
Transfers and other	9
Year-end 2005 balance	$103

11 ASSET SECURITIZATIONS

We periodically sell, with limited recourse, through special purpose entities, notes receivable originated by our timeshare business in connection with the sale of timeshare interval, fractional, and whole ownership products. We continue to service the notes and transfer all proceeds collected to special purpose entities. We retain servicing assets and other interests in the notes which are accounted for as residual interests. The interests are limited to the present value of cash available after paying financing expenses and program fees, and absorbing credit losses. We have included gains from the sales of timeshare notes receivable totaling $69 million in 2005 and $64 million in each of 2004 and 2003 in gains and other income in the accompanying Consolidated Statement of Income. We had residual interests of $196 million and $190 million, respectively, at year-end 2005 and year-end 2004, which are recorded in the accompanying Consolidated Balance Sheet as other long-term receivables of $125 million and $127 million, respectively, and other current assets of $71 million and $63 million, respectively.

At the date of sale and at the end of each reporting period, we estimate the fair value of residual interests, excluding servicing assets, using a discounted cash flow model. These transactions may utilize interest rate swaps to protect the net interest margin associated with the beneficial interest. We report in income changes in the fair value of residual interests, excluding servicing assets, as they are considered trading securities under the provisions of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." During 2005 and 2004, we recorded trading gains of $2 million and $3 million, respectively, and in 2003 we recorded trading losses of $7 million. We used the following key assumptions to measure the fair value of the residual interests, excluding servicing assets, at the date of sale during 2005, 2004, and 2003: average discount rate of 8.56 percent, 7.80 percent and 4.95 percent, respectively; average expected annual prepayments, including defaults, of 23.56 percent, 18.61 percent and 17.00 percent, respectively; expected weighted average life of prepayable notes receivable, excluding prepayments and defaults, of 79 months, 83 months and 85 months, respectively; and expected weighted average life of prepayable notes receivable, including prepayments and defaults, of 38 months, 42 months and 44 months, respectively. Our key assumptions are based on experience.

We used the following key assumptions in measuring the fair value of the residual interests, excluding servicing assets, in our eight outstanding note sales at year-end 2005: an average discount rate of 8.68 percent; an average expected annual prepayment rate, including defaults, of 19.19 percent; an expected weighted average life of prepayable notes receivable, excluding prepayments and defaults, of 65 months; and an expected weighted average life of prepayable notes receivable, including prepayments and defaults of 35 months.

At the date of sale, we measure servicing assets at their allocated previous carrying amount based on relative fair value. Servicing assets are classified as held to maturity under the provisions of FAS No. 115 and are recorded at amortized cost.

Cash flows between us and third-party purchasers during 2005, 2004, and 2003, were as follows: net proceeds to us from new timeshare note sales of $399 million, $312 million and $231 million, respectively; repurchases by us of defaulted loans (over 150 days overdue) of $23 million, $18 million and $19 million, respectively; servicing fees received by us of $4 million, $4 million and $3 million, respectively; and cash flows received from our retained interests of $85 million, $90 million and $47 million, respectively.

At year-end 2005, $961 million of principal remains outstanding in all sales in which we have a retained residual interest. Delinquencies of more than 90 days at year-end 2005, amounted to $5 million. Net of recoveries, we incurred no losses on defaulted loans that were resolved during 2005. We have been able to resell timeshare units underlying defaulted loans without incurring material losses.

We have completed a stress test on the fair value of the residual interests with the objective of measuring the change in value associated with independent changes in individual key variables. The methodology used applied unfavorable changes that would be considered statistically significant for the key variables of prepayment rate, discount rate and weighted average remaining term. The fair value of the residual interests was $196 million at year-end 2005, before any stress test changes were applied. An increase of 100 basis points in the prepayment rate would decrease the year-end valuation by $3 million, or 1.7 percent, and an increase of 200 basis points in the prepayment rate would decrease the year-end valuation by $7 million, or 3.4 percent. An increase of 100 basis points in the discount rate would decrease the year-end valuation by $4 million, or 2.1 percent, and an increase of 200 basis points in the discount rate would decrease the year-end valuation by $8 million, or 4.1 percent. A decline of two months in the weighted-average remaining term would decrease the year-end valuation by $2 million, or 1.0 percent, and a decline of four months in the weighted-average remaining term would decrease the year-end valuation by $4 million, or 2.0 percent.

12 LONG-TERM DEBT

Our long-term debt at year-end 2005, and year-end 2004 consisted of the following:

($ in millions)	2005	2004
Senior Notes:		
Series B, interest rate of 6.875%, matured November 15, 2005	$ —	$ 200
Series C, interest rate of 7.875%, maturing September 15, 2009	76	299
Series D, interest rate of 8.125%, matured April 1, 2005	—	275
Series E, interest rate of 7.000%, maturing January 15, 2008	91	293
Series F, interest rate of 4.625%, maturing June 15, 2012	348	—
Series G, interest rate of 5.810%, maturing November 10, 2015	396	—
Commercial paper, average interest rate of 4.4% at year-end 2005	499	—
Mortgage debt, average interest rate of 7.9%, maturing May 1, 2025	171	174
Other	156	84
	1,737	1,325
Less current portion	(56)	(489)
	$1,681	$ 836

As of year-end 2005, all debt, other than mortgage debt and $46 million of other debt, is unsecured.

We are party to a multicurrency revolving credit agreement that provides for aggregate borrowings of $2 billion expiring in 2010, which supports our commercial paper program and letters of credit. This facility became effective on June 6, 2005, replacing two multicurrency credit agreements in the same aggregate amount which would have otherwise expired in 2006. As with the facilities it replaced, borrowings under this new facility bear interest at the London Interbank Offered Rate ("LIBOR") plus a spread based on our public debt rating. Additionally, we pay annual fees on the facility at a rate also based on our public debt rating.

In the fourth quarter of 2005 we began issuing short-term commercial paper in Europe in addition to our long-standing commercial paper program in the United States. Our United States and European commercial paper issuances are subject to the availability of the commercial paper market, as we have no commitment from buyers to purchase our commercial paper. We reserve unused capacity under our credit facility to repay outstanding commercial paper borrowings in the event that the commercial paper market is not available to us for any reason when outstanding borrowings mature. We classify commercial paper as long-term debt based on our ability and intent to refinance it on a long-term basis.

In June 2005, we sold $350 million aggregate principal amount of 4.625 percent Series F Notes due 2012 (the "Series F Notes"). We received net proceeds of approximately $346 million from this offering, after deducting a discount and underwriting fees, and we used these proceeds to repay commercial paper borrowings and for general corporate purposes. Interest on the Series F Notes is payable on June 15 and December 15 of each year, which commenced on December 15, 2005. The Series F Notes will mature on June 15, 2012, and we may redeem the notes, in whole or in part, at any time or from time to time under the terms provided in the Form of Series F Note.

In November 2005, we offered to holders of our outstanding 7 percent Series E Notes due 2008 and to holders of our outstanding 7.875 percent Series C Notes due 2009 (collectively "Old Notes") an opportunity to exchange into new 5.81 percent Series G Notes (the "Series G Notes"), and we issued new Series G Notes in the aggregate total of $427 million to replace Old Notes that had been validly tendered for exchange and not withdrawn, comprised of $203 million of the Series E Notes and $224 million of the Series C Notes. In addition, we paid an exchange price of $31 million ($9 million for the Series E Notes and $22 million for the Series C Notes) which was equal to the sum of the present values of the remaining scheduled payments of interest and principal on the Old Notes. Furthermore, holders who had Old Notes accepted for exchange received a cash payment of $7 million representing accrued and unpaid interest to, but not including, the settlement date.

The exchanges are not considered to be extinguishments, and accordingly, the exchange price payment, along with the existing unamortized discounts associated with the Series C Notes and Series E Notes, are being amortized as an adjustment of interest expense over the remaining term of the replacement debt instrument using the interest method. All other third-party costs related to the exchange were expensed as incurred.

Interest on the Series G Notes is payable on May 10 and November 10 of each year, beginning on May 10, 2006. The Series G Notes mature on November 10, 2015, and we may redeem the notes, in whole or in part, at any time or from time to time under the terms provided in the Form of Series G Note.

Our Series C Notes, Series E Notes, Series F Notes, and Series G Notes were all issued under an indenture with JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as trustee, dated as of November 16, 1998.

On December 8, 2005, we filed a "universal shelf" registration statement with the SEC covering an indeterminate amount of future offerings of debt securities, common stock or preferred stock, either separately or represented by warrants, depositary shares, rights or purchase contracts.

We are in compliance with covenants in our loan agreements, that require the maintenance of certain financial ratios and minimum shareholders' equity, and also include, among other things, limitations on additional indebtedness and the pledging of assets.

Aggregate debt maturities are: 2006–$56 million; 2007–$16 million; 2008–$107 million; 2009–$93 million; 2010–$17 million and $1,448 million thereafter.

Cash paid for interest, net of amounts capitalized, was $87 million in 2005, $88 million in 2004 and $94 million in 2003.

13 SHAREHOLDERS' EQUITY

Eight hundred million shares of our Class A Common Stock, with a par value of $.01 per share, are authorized, and 10 million shares of preferred stock, without par value, are authorized. As of the 2005 fiscal year-end, there were 205.9 million shares of our Class A Common Stock outstanding and no shares of our preferred stock were outstanding.

On March 27, 1998, our Board of Directors adopted a shareholder rights plan under which one preferred stock purchase right was distributed for each share of our Class A Common Stock. Each right entitles the holder to buy 1/1000th of a share of a newly issued series of junior participating preferred stock of the Company at an exercise price of $175. The rights may not presently be exercised, but will be exercisable 10 days after a person or group acquires beneficial ownership of 20 percent or more of our Class A Common Stock or begins a tender or exchange for 30 percent or more of our Class A Common Stock. Shares owned by a person or group on March 27, 1998, and held continuously thereafter, are exempt for purposes of determining beneficial ownership under the rights plan. The rights are nonvoting and will expire on the tenth anniversary of the adoption of the shareholder rights plan unless previously exercised or redeemed by us for $.01 each. If we are involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either the Company or the acquirer having a value of twice the exercise price of the right.

Our accumulated other comprehensive loss of $11 million and our accumulated other comprehensive income of $9 million, respectively, at year-end 2005 and year-end 2004 consist primarily of foreign currency translation adjustments.

14 EMPLOYEE STOCK PLANS

We issue stock options, deferred shares, restricted shares and restricted stock units under our 2002 Comprehensive Stock and Cash Incentive Plan (the "Comprehensive Plan"). Under the Comprehensive Plan, we may award to participating employees (1) options to purchase our Class A Common Stock (Stock Option Program) and Supplemental Executive Stock Option awards, (2) deferred shares of our Class A Common Stock, (3) restricted shares of our Class A Common Stock, and (4) restricted stock units of our Class A Common Stock. In addition, in 2004 and 2003 we had an employee stock purchase plan (Stock Purchase Plan). In accordance with the provisions of Opinion No. 25 of the Accounting Principles Board, we recognize no compensation cost for the Stock Option Program, the Supplemental Executive Stock Option awards or the Stock Purchase Plan. We recognize compensation cost for the restricted stock, deferred shares and restricted stock unit awards. In August 2005 the Board of Directors amended the Comprehensive Plan to provide participants the ability during a limited time frame in 2005 to elect to accelerate the schedule for distribution of certain vested deferred shares. The amendment does not alter the previously established vesting schedule. We expect to issue 3.3 million shares under the program in the first quarter of 2006.

Deferred shares granted to directors, officers and key employees under the Comprehensive Plan generally vest over 5 to 10 years in annual installments commencing one year after the date of grant. We granted 7,000 deferred shares during 2005. Compensation cost, net of tax, recognized during 2005, 2004, and 2003 was $4 million in each of 2005 and 2004, and $7 million in 2003. At year-end 2005, there was approximately $8 million in deferred compensation related to deferred shares.

We issue restricted shares under the Comprehensive Plan to officers and key employees and distribute those restricted shares over a number of years in annual installments, subject to certain prescribed conditions, including continued employment. We recognize compensation expense for the restricted shares over the restriction period equal to the fair market value of the shares on the date of issuance. We awarded no restricted shares under this plan during 2005. We recognized compensation cost, net of tax, of $3 million in 2005, $4 million in 2004, and $4 million in 2003. At year-end 2005, there was approximately $6 million in deferred compensation related to restricted shares.

We issue restricted stock units under the Comprehensive Plan to certain officers and key employees and those units vest over four years in annual installments commencing one year after the date of grant. We recognize compensation expense for the fair market value of the shares over the vesting period. Included in the 2005 and 2004 compensation costs are $34 million and $23 million, respectively, net of tax, related to the grant of approximately 1.5 million units and 1.6 million units, respectively, under the restricted stock unit plan, which was started in the first quarter of 2003. At year-end 2005, there was approximately $123 million in deferred compensation related to unit grants. Under the unit plan, fixed grants will be awarded annually to certain employees.

Under the Stock Purchase Plan in 2004 and 2003, eligible employees were able to purchase our Class A Common Stock through payroll deductions at the lower of the market value at the beginning or end of each plan year. We did not offer the Stock Purchase Plan in 2005. The plan was discontinued in 2005.

Employee stock options may be granted to officers and key employees at exercise prices equal to the market price of our Class A Common Stock on the date of grant. Nonqualified options expire 10 years after the date of grant, except those issued from 1990 through 2000, which expire 15 years after the date of the grant. Most options under the Stock Option Program are exercisable in cumulative installments of one quarter at the end of each of the first four years following the date of grant. In February 1997, 2.2 million Supplemental Executive Stock Option awards were awarded to certain of our officers. The options vested in 2005. Six hundred thousand of these options, which have an exercise price of $25, have been exercised and 0.2 million options have been canceled. At year-end 2005 1.4 million options remained outstanding.

For the purposes of the disclosures required by FAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option granted during 2005, 2004, and 2003 was $26, $17, and $11, respectively. In 2004 and 2003, we estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing method. In 2005 we used a binomial method to estimate the fair value of each option granted. The assumptions for all years are noted in the following table:

	2005	**2004**	**2003**
Annual dividends	**$0.36**	$0.32	$0.30
Expected volatility	**30%**	31%	32%
Risk-free interest rate	**4.1%**	3.7%	3.5%
Expected life (in years)	**8**	7	7

Pro forma compensation cost for the Stock Option Program, the Supplemental Executive Stock Option awards and employee purchases pursuant to the Stock Purchase Plan subsequent to December 30, 1994, would reduce our net income as described in the "Summary of Significant Accounting Policies" as required by FAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of Financial Accounting Standards Board ("FASB") Statement No. 123."

A summary of our Stock Option Program and Supplemental Executive Stock Option awards activity during 2005, 2004 and 2003 is presented below:

	Number of Options (in millions)	Weighted Average Exercise Price
Outstanding at year-end 2002	39.4	$29
Granted during the year	4.0	30
Exercised during the year	(4.6)	22
Forfeited during the year	(0.7)	37
Outstanding at year-end 2003	38.1	29
Granted during the year	1.8	46
Exercised during the year	(7.3)	30
Forfeited during the year	(0.3)	38
Outstanding at year-end 2004	32.3	31
Granted during the year	0.7	64
Exercised during the year	(4.5)	27
Forfeited during the year	(0.1)	23
Outstanding at year-end 2005	28.4	$32

There were 24.0 million, 22.0 million and 25.1 million exercisable options under the Stock Option Program and Supplemental Executive Stock Option awards at year-end 2005, year-end 2004, and year-end 2003, respectively, with weighted average exercise prices of $31, $29 and $28, respectively.

At year-end 2005, 45.0 million shares were reserved under the Comprehensive Plan including 28.4 million shares under the Stock Option Program and Supplemental Executive Stock Option awards.

Stock options issued under the Stock Option Program and Supplemental Executive Stock Option awards outstanding at year-end 2005, were as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options (in millions)	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Number of Options (in millions)	Weighted Average Exercise Price
$ 6 to 9	1.0	2	$ 7	1.0	$ 7
10 to 15	1.4	4	13	1.4	13
16 to 24	1.6	6	20	1.6	20
25 to 37	17.1	7	31	15.0	31
38 to 49	6.6	7	44	5.0	44
50 to 65	0.7	10	64	—	—
$ 6 to 65	28.4	7	$32	24.0	$31

15 FAIR VALUE OF FINANCIAL INSTRUMENTS

We believe that the fair values of current assets and current liabilities approximate their reported carrying amounts. The fair values of non-current financial assets, liabilities and derivatives are shown in the following table.

	2005		2004	
($ in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes and other long-term assets	**$1,374**	**$1,412**	$1,702	$1,770
Long-term debt and other long-term liabilities	**$1,636**	**$1,685**	$ 848	$ 875
Derivative instruments	**$ 6**	**$ 6**	$ —	$ —

We value notes and other receivables based on the expected future cash flows discounted at risk-adjusted rates. We determine valuations for long-term debt and other long-term liabilities based on quoted market prices or expected future payments discounted at risk-adjusted rates.

16 DERIVATIVE INSTRUMENTS

During 2003, we entered into an interest rate swap agreement under which we receive a floating rate of interest and pay a fixed rate of interest. The swap modifies our interest rate exposure by effectively converting a note receivable with a fixed rate to a floating rate. The aggregate notional amount of the swap is $92 million and it matures in 2010. The swap is classified as a fair value hedge under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"), and the change in the fair value of the swap, as well as the change in the fair value of the underlying note receivable, is recognized in interest income. The fair value of the swap was a $1 million asset at year-end 2005, and a $3 million liability at year-end 2004. The hedge is highly effective, and therefore, no net gain or loss was reported during 2005, 2004, and 2003.

During 2005, we entered into two interest rate swap agreements to manage the volatility of the U.S. Treasury component of the interest rate risk associated with the forecasted issuance our Series F Senior Notes and the exchange of our Series C and E Senior Notes for new Series G Senior Notes. Both swaps were designated as cash flow hedges under FAS No. 133 and were terminated upon pricing of the notes. Both swaps were highly effective in offsetting fluctuations in the U.S. Treasury component. Thus, there was no net gain or loss reported in earnings during 2005. The total amount for these swaps was recorded in other comprehensive income and was a net loss of $2 million during 2005, which will be amortized to interest expense using the interest method over the life of the notes.

At year-end 2005, we had six outstanding interest rate swap agreements to manage interest rate risk associated with the residual interests we retain in conjunction with our timeshare note sales. Historically, we were required by purchasers and/or rating agencies to utilize interest rate swaps to protect the excess spread within our sold note pools. The aggregate notional amount of the swaps is $380 million, and they expire through 2022. These swaps are not accounted for as hedges under FAS No. 133. The fair value of the swaps is a net asset of $5 million at year-end 2005, and a net asset of approximately $3 million at year-end 2004. We recorded a $2 million net gain during 2005 and 2004, and a $3 million net gain during 2003.

During 2005, 2004, and 2003, we entered into interest rate swaps to manage interest rate risk associated with forecasted timeshare note sales. During 2005, one swap was designated as a cash flow hedge under FAS No. 133 and was highly effective in offsetting interest rate fluctuations. The amount of the ineffectiveness is immaterial. The second swap entered into in 2005 did not qualify for hedge accounting. The non-qualifying swaps resulted in a loss of $3 million during 2005, a gain of $2 million during 2004 and a loss of $4 million during 2003. These amounts are included in the gains from the sales of timeshare notes receivable.

During 2005, 2004, and 2003, we entered into forward foreign exchange contracts to manage the foreign currency exposure related to certain monetary assets. The aggregate dollar equivalent of the notional amount of the contracts is $544 million at year-end 2005. The forward exchange contracts do not qualify as hedges in accordance with FAS No. 133. The fair value of the forward contracts is a liability of $2 million at year-end 2005 and zero at year-end 2004. We recorded a $26 million gain during 2005 and a $3 million and $2 million net loss during 2004 and 2003, respectively, relating to these forward foreign exchange contracts. The net gains and losses for all years were offset by income and losses recorded from translating the related monetary assets denominated in foreign currencies into U.S. dollars.

During 2005, 2004, and 2003, we entered into foreign exchange option and forward contracts to hedge the potential volatility of earnings and cash flows associated with variations in foreign exchange rates. The aggregate dollar equivalent of the notional amounts of the contracts is $27 million at year-end 2005. These contracts have terms of less than one year and are classified as cash flow hedges. Changes in their fair values are recorded as a component of other comprehensive income. The fair value of the option contracts is approximately zero at year-end 2005 and 2004. During 2004, it was determined that certain derivatives were no longer effective in offsetting the hedged item. Thus, cash flow hedge accounting treatment was discontinued and the ineffective contracts resulted in a loss of $1 million, which was reported in earnings for 2004. The remaining hedges were highly effective and there was no net gain or loss reported in earnings for 2005, 2004, and 2003. As of year-end 2005, there were no deferred gains or losses on existing contracts accumulated in other comprehensive income that we expect to reclassify into earnings over the next year.

During 2005, we entered into forward foreign exchange contracts to manage currency exchange rate volatility associated with certain investments in foreign operations. One contract was designated as a hedge in the net investment of a foreign operation under FAS No. 133. The hedge was highly effective and resulted in a $1 million net loss in the cumulative translation adjustment at year-end 2005. Certain contracts did not qualify as hedges under FAS No. 133 and resulted in a gain of $3 million for 2005. The contracts offset the losses associated with translation adjustments for various investments in foreign operations. The contracts have an aggregate dollar equivalent of the notional amounts of $229 million and a fair value of approximately zero at year-end 2005.

17 CONTINGENCIES

Guarantees

We issue guarantees to certain lenders and hotel owners primarily to obtain long-term management contracts. The guarantees generally have a stated maximum amount of funding and a term of five years or less. The terms of guarantees to lenders generally require us to fund if cash flows from hotel operations are inadequate to cover annual debt service or to repay the loan at the end of the term. The terms of the guarantees to hotel owners generally require us to fund if the hotels do not attain specified levels of

We cannot predict with any accuracy the future price of a barrel of oil. If the Reference Price of a barrel of oil in 2006 or 2007 exceeds the applicable phase-out threshold for those years, the tax credits generated by our synthetic fuel facilities in those years could be reduced or eliminated, which would have a negative impact on our results of operations. As a result of the high oil prices in the first several weeks of 2006, the synthetic fuel operation elected to suspend production of synthetic fuel in mid-January 2006. On February 17, 2006, we restarted production and have taken steps to minimize operating losses that could occur if more than a majority of the tax credits are phased out in 2006 as a result of high oil prices. We will continue to monitor the situation and if circumstances warrant we may again elect to suspend production in the future.

See Footnote 2, "Synthetic Fuel," earlier in this report, for additional information related to the synthetic fuel operations.

Investment in Leveraged Lease

At year-end 2005, we have a $23 million gross investment in an aircraft leveraged lease with Delta Air Lines, Inc. ("Delta") which we acquired in 1994. The gross investment is comprised of rentals receivable and the residual value of the aircraft offset by unearned income. On September 14, 2005, Delta filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and informed us that it wishes to restructure the lease. As a result, we believe our investment is impaired, and have recorded a pre-tax charge of approximately $17 million in 2005, leaving a net exposure of $6 million.

18 LEASES

We have summarized our future obligations under operating leases at year-end 2005, below:

Fiscal Year	($ in millions)
2006	$ 124
2007	132
2008	126
2009	116
2010	112
Thereafter	873
Total minimum lease payments where we are the primary obligor	$1,483

Most leases have initial terms of up to 20 years and contain one or more renewal options, generally for five- or 10-year periods. These leases provide for minimum rentals and additional rentals based on our operations of the leased property. The total minimum lease payments above include $432 million, representing obligations of consolidated subsidiaries that are non-recourse to Marriott International, Inc.

As discussed in Footnote 7, we became secondarily liable for annual rent payments for certain of these hotels when we acquired the Renaissance Hotel Group N.V. in 1997. We continue to manage 16 of these hotels under new long-term management agreements; however, due to certain provisions in the management agreements, we account for these contracts as operating leases. CTF has placed approximately $89 million in trust accounts to cover possible shortfalls in cash flow necessary to meet rent payments under these leases. In turn, we released CTF affiliates from their guarantees in connection with these leases. Approximately $79 million remained in these trust accounts at the end of 2005. Minimum lease payments relating to these leases, which are not reflected in the $1,483 million above, are as follows: $32 million in 2006, $33 million in 2007, $33 million in 2008, $33 million in 2009, $33 million in 2010, and $231 million thereafter, for a total of $395 million.

Rent expense consists of:

($ in millions)	2005	2004	2003
Minimum rentals	**$211**	$216	$201
Additional rentals	**86**	93	68
	$297	$309	$269

The totals above exclude minimum rent expenses of $8 million and additional rent expenses of $1 million, for 2003, related to the discontinued Senior Living Services business.

19 BUSINESS SEGMENTS

We are a diversified hospitality company with operations in five business segments:

- **Full-Service Lodging,** which includes Marriott Hotels & Resorts, The Ritz-Carlton, Renaissance Hotels & Resorts and Bulgari Hotels & Resorts;
- **Select-Service Lodging,** which includes Courtyard, Fairfield Inn and SpringHill Suites;
- **Extended-Stay Lodging,** which includes Residence Inn, TownePlace Suites, Marriott ExecuStay and Marriott Executive Apartments;
- **Timeshare,** which includes the development, marketing, operation and sale of timeshare, fractional and whole ownership properties under the Marriott Vacation Club International, The Ritz-Carlton Club, Grand Residences by Marriott and Horizons by Marriott Vacation Club brands; and
- **Synthetic Fuel,** which includes our interest in the operation of coal-based synthetic fuel production facilities.

In addition to the segments above, in 2002 we announced our intent to sell, and subsequently did sell, our Senior Living Services business segment and exited our Distribution Services business segment.

We evaluate the performance of our segments based primarily on the results of the segment without allocating corporate expenses, interest income, provision for loan losses and interest expense. With the exception of the Synthetic Fuel segment, we do not allocate income taxes to our segments. As timeshare note sales are an integral part of the timeshare business we include timeshare note sale gains in our Timeshare segment results, and we allocate other gains as well as equity in earnings (losses) from our joint ventures and divisional general, administrative and other expenses to each of our segments. Unallocated corporate expenses represent that portion of our general, administrative and other expenses and equity in earnings (losses) that are not allocable to our segments.

We have aggregated the brands and businesses presented within each of our segments considering their similar economic characteristics, types of customers, distribution channels and the regulatory business environment of the brands and operations within each segment.

operating profit. We can generally recover guarantee fundings to lenders and hotel owners as loans which are generally repayable to us out of future hotel cash flows and/or proceeds from the sale of hotels. We also enter into project completion guarantees with certain lenders in conjunction with hotels and timeshare units that we or our joint venture partners are building.

The maximum potential amount of future fundings for guarantees where we are the primary obligor and the carrying amount of the liability for expected future fundings at year-end 2005, are as follows:

Guarantee Type	Maximum Potential Amount of Future Fundings	Liability for Future Fundings at Year-end 2005
($ in millions)		
Debt service	$ 81	$ 5
Operating profit	240	23
Project completion	26	—
Other	67	4
Total guarantees where we are the primary obligor	$414	$32

Our guarantees of $414 million listed above include $69 million for guarantees that will not be in effect until the underlying hotels open and we begin to operate the properties. Guarantees not in effect are comprised of $13 million of debt service guarantees and $56 million of operating profit guarantees.

In addition to the guarantees noted above, in conjunction with financing obtained for specific projects or properties owned by joint ventures in which we are a party, we may provide industry standard indemnifications to the lender for loss, liability or damage occurring as a result of the actions of the other joint venture owner or our own actions.

The guarantees of $414 million in the table above also do not include $320 million of guarantees related to Senior Living Services lease obligations and lifecare bonds for which we are secondarily liable. Sunrise is the primary obligor of the leases and a portion of the lifecare bonds, and CNL is the primary obligor of the remainder of the lifecare bonds. Prior to the sale of the Senior Living Services business in 2003, these pre-existing guarantees were guarantees by the Company of obligations of consolidated Senior Living Services subsidiaries. Sunrise and CNL have indemnified us for any guarantee fundings we may be called on to make in connection with these lease obligations and lifecare bonds. We do not expect to fund under the guarantees.

Additionally, the guarantees of $414 million in the table above do not include lease obligations for which we became secondarily liable when we acquired the Renaissance Hotel Group N.V. in 1997, consisting of annual rent payments of approximately $20 million and total remaining rent payments through the initial term plus available extensions of approximately $217 million. We are also secondarily obligated for real estate taxes and other charges associated with the leases. CTF has made available €35 million in cash collateral in the event that we are required to fund under such guarantees. As CTF obtains releases from the landlords and these hotels exit the system, our contingent liability exposure of approximately $217 million will decline. Since we assumed these guarantees, we have not funded any amounts, and we do not expect to fund any amounts under these guarantees in the future.

Commitments and Letters of Credit

In addition to the guarantees noted above, as of year-end 2005, we had extended approximately $11 million of loan commitments to owners of lodging properties, under which we expect to fund approximately $5 million by year-end 2006. We do not expect to fund the remaining $6 million of commitments, which expire as follows: $4 million within one year; and $2 million after five years. At year-end 2005, we also have commitments to invest up to $27 million of equity for minority interests in partnerships that plan to purchase both full-service and select-service hotels.

In 2005, we assigned to a third party our previous commitment to fund up to $129 million to the Courtyard joint venture for the primary purpose of funding the costs of renovating its properties in 2005 and 2006. Under the agreement the third party assumed the lending obligation to the venture. As of year-end 2005, we funded $1 million and the third party funded $22 million under this loan commitment. The commitment to fund is reduced to $27 million in September 2006 and expires in December 2009. In total, we expect that no more than $104 million of the $129 million commitment will be funded, and other than the $1 million we already funded, we expect the third party to provide all future fundings. We do not anticipate making further fundings ourselves, but remain secondarily obligated to the Courtyard joint venture if the third party fails to fund. At year-end 2005, that secondary obligation totaled $106 million.

At year-end 2005, we also had $93 million of letters of credit outstanding on our behalf, the majority of which related to our self-insurance programs. Surety bonds issued on our behalf at year-end 2005, totaled $546 million, the majority of which were requested by federal, state or local governments related to our timeshare and lodging operations and self-insurance programs.

Synthetic Fuel

The tax credits available under the Internal Revenue Code for the production and sale of synthetic fuels were established by Congress to encourage the development of alternative domestic energy sources. Congress deemed that the incentives provided by the tax credits would not be necessary if the price of oil increased beyond certain thresholds as prices would then provide a more natural market for these alternative fuels. As a result, the tax credits available under the Internal Revenue Code for the production and sale of synthetic fuel in any given calendar year are phased out if the Reference Price of a barrel of oil for that year falls within a specified range. The Reference Price of a barrel of oil is an estimate of the annual average wellhead price per barrel of domestic crude oil and is determined for each calendar year by the Secretary of the Treasury by April 1 of the following year. In 2003 and 2004, the Reference Price was roughly equal to 89 percent of the average price in those years of the benchmark NYMEX futures contract for a barrel of light, sweet crude oil. The price range within which the credit is phased out was set in 1980 and is adjusted annually for inflation. In 2004, the Reference Price phase-out range was $51.35 to $64.47. Because the Reference Price of a barrel of oil for 2004 was below that range, at $36.75, there was no reduction of the tax credits available for synthetic fuel produced and sold in 2004. Assuming a 2 percent inflation adjustment factor for 2005 and assuming that the ratio of the Reference Price to the average wellhead price of the benchmark NYMEX futures contract remains approximately the same in 2005 as it was in 2004, we currently estimate that, because the average NYMEX price for January through December 2005 was approximately $56.71, there was no reduction of the tax credits available for synthetic fuel produced and sold in 2005.

Revenues

($ in millions)	2005	2004	2003
Full-Service	$ 7,535	$ 6,611	$5,876
Select-Service	1,265	1,118	1,000
Extended-Stay	608	547	557
Timeshare	1,721	1,502	1,279
Total Lodging	11,129	9,778	8,712
Synthetic Fuel	421	321	302
	$11,550	$10,099	$9,014

Income from Continuing Operations

($ in millions)	2005	2004	2003
Full-Service	$ 474	$ 426	$ 407
Select-Service	209	140	99
Extended-Stay	65	66	47
Timeshare	271	203	149
Total Lodging financial results	1,019	835	702
Synthetic Fuel (after-tax)	125	107	96
Unallocated corporate expenses	(137)	(138)	(132)
Interest income, provision for loan losses and interest expense	(55)	55	12
Income taxes (excluding Synthetic Fuel)	(284)	(265)	(202)
	$ 668	$ 594	$ 476

Equity in Earnings (Losses) of Equity Method Investees

($ in millions)	2005	2004	2003
Full-Service	$39	$ 10	$ 8
Select-Service	(5)	(17)	(22)
Timeshare	1	(7)	(4)
Synthetic Fuel	—	(28)	10
Corporate	1	—	1
	$36	$(42)	$ (7)

Depreciation and Amortization

($ in millions)	2005	2004	2003
Full-Service	$ 81	$ 64	$ 54
Select-Service	17	12	10
Extended-Stay	7	9	10
Timeshare	46	49	49
Total Lodging	151	134	123
Synthetic Fuel	10	8	8
Corporate	23	24	29
	$184	$166	$160

Assets

($ in millions)	2005	2004	2003
Full-Service	$3,754	$3,230	$3,436
Select-Service	376	817	833
Extended-Stay	237	241	286
Timeshare	2,454	2,321	2,350
Total Lodging	6,821	6,609	6,905
Synthetic Fuel	104	116	83
Corporate	1,605	1,943	1,189
	$8,530	$8,668	$8,177

Equity Method Investments

($ in millions)	2005	2004	2003
Full-Service	$171	$120	$310
Select-Service	50	77	95
Timeshare	115	31	22
Total Lodging	336	228	427
Corporate	13	21	41
	$349	$249	$468

Goodwill

($ in millions)	2005	2004	2003
Full-Service	$852	$851	$851
Select-Service	—	—	—
Extended-Stay	72	72	72
Timeshare	—	—	—
Total Lodging	$924	$923	$923

Capital Expenditures

($ in millions)	2005	2004	2003
Full-Service	$697	$ 95	$ 93
Select-Service	4	16	38
Extended-Stay	6	1	3
Timeshare	27	38	45
Total Lodging	734	150	179
Synthetic Fuel	46	—	—
Corporate	—	31	16
Discontinued Operations	—	—	15
	$780	$181	$210

Our tax provision of $94 million for 2005 includes a tax provision of $284 million before the impact of our Synthetic Fuel segment; our tax provision of $100 million for 2004 includes a tax provision of $265 million before the impact of our Synthetic Fuel segment; and our tax benefit of $43 million for 2003 includes a tax provision of $202 million before the impact of our Synthetic Fuel segment.

Segment expenses include selling expenses directly related to the operations of the businesses, aggregating $577 million in 2005, $454 million in 2004 and $452 million in 2003. Approximately 95 percent, 94 percent, and 95 percent for 2005, 2004, and 2003, respectively, of the selling expenses are related to our Timeshare segment.

The consolidated financial statements include the following related to international operations (which are predominately related to our Full-Service segment): Revenues of $1,109 million in 2005, $968 million in 2004, and $711 million in 2003; Lodging financial results of $192 million in 2005 (36 percent from Asia, 31 percent from the Americas excluding the United States, 15 percent from the United Kingdom, 8 percent from Europe, 7 percent from the Middle East and Africa, and 3 percent from Australia), $140 million in 2004 and $102 million in 2003; and fixed assets of $767 million in 2005, $358 million in 2004 and $336 million in 2003. No individual country, other than the United States, constitutes a material portion of our revenues, financial results or fixed assets.

20 VARIABLE INTEREST ENTITIES

FIN 46, "Consolidation of Variable Interest Entities" ("the Interpretation"), was effective for all enterprises with variable interests in variable interest entities created after January 31, 2003. FIN 46(R), which was revised in December 2003, was effective for all entities to which the provisions of FIN 46 were not applied as of December 24, 2003. We applied the provisions of FIN 46(R) to all entities subject to the Interpretation as of March 26, 2004. Under FIN 46(R), if an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, the "primary beneficiary."

As a result of adopting FIN 46(R), we consolidated our two synthetic fuel joint ventures as of March 26, 2004. At year-end 2005, the ventures had working capital of $25 million, and the book value of the synthetic fuel facilities was $19 million. The ventures have no long-term debt. See Footnote 2, "Synthetic Fuel," of the Notes to Consolidated Financial Statements for additional disclosure related to our synthetic fuel operation, including the nature, purpose and size of the two synthetic fuel joint ventures, as well as the nature of our involvement and the timing of when our involvement began.

We currently consolidate four other entities that are variable interest entities under FIN 46(R). These entities were established with the same partner to lease four Marriott-branded hotels. The combined capital in the four variable interest entities is $3 million, which is used primarily to fund hotel working capital. Our equity at risk is $2 million, and we hold 55 percent of the common equity shares.

We have one other significant interest in an entity that is a variable interest entity under FIN 46(R). In February 2001, we entered into a shareholders' agreement with an unrelated third party to form a joint venture to own and lease luxury hotels to be managed by us. In February 2002, the joint venture signed its first lease with a third-party landlord. We hold 35 percent of the equity and 65 percent of the debt. In addition, each equity partner entered into various guarantees with the landlord to guarantee lease payments. Our maximum exposure to loss is $15 million. We do not consolidate the joint venture since we do not bear the majority of the expected losses or expected residual returns.

In conjunction with the transaction with CTF described more fully in Footnote 7, "Acquisitions and Dispositions," under the caption "2005 Acquisitions" we manage 15 hotels on behalf of four tenant entities 100 percent owned by CTF, which lease the 15 hotels from third-party owners. The entities have minimal equity and minimal assets comprised of hotel working capital. CTF has placed money in a trust account to cover cash flow shortfalls and to meet rent payments. At year-end 2005, the trust account held approximately $51 million. The entities are variable interest entities under FIN 46(R). We do not consolidate the entities as we do not bear the majority of the expected losses. We are liable for rent payments for nine of the 15 hotels in the event that there is a cash flow shortfall and there is no money left in the trust. Future minimum lease payments through the end of the lease term for these nine hotels total approximately $143 million. In addition, we have guaranteed to CTF that we will fund rent shortfalls for the remaining six hotels of up to $36 million.

We also manage one hotel on behalf of a tenant entity 100 percent owned by CTF, which leases the hotel from a third-party owner. The entity has minimal equity and minimal assets comprised of hotel working capital. CTF has placed money in a trust account to cover cash flow shortfalls and to meet rent payments. At year-end 2005, there is approximately $28 million in the trust. The entity is a variable interest entity under FIN 46(R). We consolidate the entity as we bear the majority of the expected losses. We are liable for rent payments for this hotel in the event that there is a cash flow shortfall and there is not money left in the trust. Future minimum lease payments through the end of the lease term total $216 million.

As described in Footnote 9, "Marriott and Whitbread Joint Venture," in the 2005 second quarter we formed a joint venture with Whitbread for the purpose of acquiring a portfolio of 46 hotels from Whitbread to be managed by us. The joint venture is a variable interest entity under FIN 46(R). The purchase price of the portfolio was approximately £995 million. As of the end of our 2005 fourth quarter, our maximum exposure to loss from our investment in this joint venture is $161 million. We do not consolidate the joint venture since we do not bear the majority of the expected losses or expected residual returns.

21 RELATED PARTY TRANSACTIONS

We have equity method investments in entities that own properties where we provide management and/or franchise services and receive a fee. In addition, in some cases we provide loans, preferred equity or guarantees to these entities. Our ownership interest in these equity method investments generally varies from 10 to 50 percent.

The following tables present financial data resulting from transactions with these related parties:

Income Statement Data

($ in millions)	2005	2004	2003
Base management fees	$ 83	$ 72	$ 56
Incentive management fees	14	8	4
Cost reimbursements	936	802	699
Owned, leased, corporate housing and other revenue	22	29	28
Total revenue	$1,055	$ 911	$ 787
General, administrative and other	$ (19)	$ (33)	$ (11)
Reimbursed costs	(936)	(802)	(699)
Gains and other income	54	19	21
Interest income	31	74	77
Reversal of (provision for) loan losses	—	3	(2)
Equity in (losses) earnings—Synthetic fuel	—	(28)	10
Equity in earnings (losses)—Other	36	(14)	(17)

Balance Sheet Data

($ in millions)	2005	2004
Current assets—accounts and notes receivable	$ 48	$ 72
Contract acquisition costs	26	24
Cost method investments	121	—
Equity method investments	349	249
Loans to equity method investees	36	526
Other long-term receivables	—	3
Other long-term assets	166	38
Long-term deferred tax assets, net	19	17
Current liabilities:		
Accounts payable	(2)	(3)
Other payables and accruals	(45)	(4)
Other long-term liabilities	(101)	(11)

Summarized information relating to the entities in which we have equity method investments is as follows:

Income Statement Summary

($ in millions)	2005	2004	2003
Sales	$1,975	$1,617	$1,487
Net income (loss)	$ 259	$ (69)	$ (102)

Balance Sheet Summary

($ in millions)	2005	2004
Assets (primarily comprised of hotel real estate managed by us)	$5,589	$3,834
Liabilities	$3,654	$3,223

22 RELATIONSHIP WITH MAJOR CUSTOMER

As of year-end 2005, Host Marriott Corporation ("Host Marriott") owned or leased 159 lodging properties operated by us under long-term agreements. The revenues recognized from lodging properties owned or leased by Host Marriott (which are included in our Full-Service, Select-Service, and Extended-Stay segments) for the last three fiscal years are shown in the following table:

($ in millions)	2005	2004	2003
Revenues	$2,427	$2,423	$2,357

Additionally, Host Marriott is a partner in several unconsolidated partnerships that own lodging properties operated by us under long-term agreements. As of year-end 2005, Host Marriott was affiliated with 121 such properties operated by us. The revenues associated with those properties (which are included in our Full-Service and Select-Service segments) that were recognized by the Company for the last three fiscal years are shown in the following table:

($ in millions)	2005	2004	2003
Revenues	$352	$329	$329

In December 2000, we acquired 120 Courtyard by Marriott hotels through the Courtyard joint venture, an unconsolidated joint venture with an affiliate of Host Marriott, and we and Host Marriott owned equal shares in the joint venture. Prior to the formation of the Courtyard joint venture, Host Marriott was a general partner in the unconsolidated partnerships that owned the 120 Courtyard by Marriott hotels. During the 2005 second quarter, Sarofim Realty Advisors, on behalf of an institutional investor, completed the acquisition of a 75 percent interest in the Courtyard joint venture, and we signed new long-term management agreements with the joint venture. With the addition of the new equity, our interest in the joint venture has declined to approximately 21 percent and Host Marriott's interest declined to less than 4 percent. As part of the completed transaction, our mezzanine loan to the joint venture (including accrued interest) totaling approximately $269 million was repaid. The transaction has accelerated the pace of reinventions and upgrades at the joint venture's 120 hotels.

Quarterly Financial Data — Unaudited

	Fiscal Year 2005[1,3]				
($ in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Revenues[2]	$2,534	$2,661	$2,714	$3,641	$11,550
Operating income[2]	$ 158	$ 41	$ 135	$ 221	$ 555
Income from continuing operations minority interest	$ 145	$ 138	$ 148	$ 237	$ 668
Discontinued operations, after tax	—	—	1	—	1
Net income	$ 145	$ 138	$ 149	$ 237	$ 669
Diluted earnings per share from continuing operations	$ .61	$ .59	$ .65	$ 1.07	$ 2.89
Diluted earnings per share from discontinued operations	—	—	—	—	—
Diluted earnings per share	$ .61	$ .59	$ .65	$ 1.07	$ 2.89

	Fiscal Year 2004[1,3]				
($ in millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Revenues[2]	$2,252	$2,402	$2,304	$3,141	$10,099
Operating income[2]	$ 151	$ 118	$ 99	$ 109	$ 477
Income from continuing operations minority interest	$ 114	$ 160	$ 132	$ 188	$ 594
Discontinued operations, after tax	—	—	1	1	2
Net income	$ 114	$ 160	$ 133	$ 189	$ 596
Diluted earnings per share from continuing operations	$ .47	$ .67	$ .55	$ .79	$ 2.47
Diluted earnings per share from discontinued operations	—	—	.01	—	.01
Diluted earnings per share	$ .47	$ .67	$ .56	$ .79	$ 2.48

(1) *The quarters consisted of 12 weeks, except for the fourth quarter, which consisted of 16 weeks.*
(2) *Balances reflect Senior Living Services and Distribution Services businesses as discontinued operations.*
(3) *The sum of the earnings per share for the four quarters differs from annual earnings per share due to the required method of computing the weighted average shares in interim periods.*

Selected Historical Financial Data — Unaudited

The following table presents a summary of selected historical financial data for the Company derived from our financial statements as of and for our last seven fiscal years.

Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements.

	Fiscal Year[2]						
($ in millions, except per share data)	**2005**	2004	2003	2002	2001	2000	1999
Income Statement Data:							
Revenues[1]	**$11,550**	$10,099	$9,014	$8,415	$7,768	$7,911	$7,026
Operating income[1]	**$ 555**	$ 477	$ 377	$ 321	$ 420	$ 762	$ 621
Income from continuing operations	**$ 668**	$ 594	$ 476	$ 439	$ 269	$ 490	$ 399
Discontinued operations	**1**	2	26	(162)	(33)	(11)	1
Net income	**$ 669**	$ 596	$ 502	$ 277	$ 236	$ 479	$ 400
Per Share Data:							
Diluted earnings per share from continuing operations	**$ 2.89**	$ 2.47	$ 1.94	$ 1.74	$ 1.05	$ 1.93	$ 1.51
Diluted earnings (loss) per share from discontinued operations	**—**	.01	.11	(.64)	(.13)	(.04)	—
Diluted earnings per share	**$ 2.89**	$ 2.48	$ 2.05	$ 1.10	$ .92	$ 1.89	$ 1.51
Cash dividends declared per share	**$ .400**	$ .330	$ .295	$ .275	$ .255	$ .235	$ .215
Balance Sheet Data (at end of year):							
Total assets	**$ 8,530**	$ 8,668	$8,177	$8,296	$9,107	$8,237	$7,324
Long-term debt[1]	**1,681**	836	1,391	1,553	2,708	1,908	1,570
Shareholders' equity	**3,252**	4,081	3,838	3,573	3,478	3,267	2,908
Other Data:							
Base management fees[1]	**497**	435	388	379	372	383	352
Franchise fees[1]	**329**	296	245	232	220	208	180
Incentive management fees[1]	**201**	142	109	162	202	316	268

[1] Balances reflect our Senior Living Services and Distribution Services businesses as discontinued operations.
[2] All fiscal years included 52 weeks, except for 2002, which included 53 weeks.



Franchise Fees
Incentive Management Fees
Base Management Fees
$800
$352 $268 $180
$907
$383 $316 $208
$794
$372 $202 $220
$773
$379 $162 $232
$742
$388 $109 $245
$873
$435 $142 $296
$1,027
$497 $201 $329
1999 2000 2001 2002 2003 2004 2005
TOTAL FEES
($ in millions)
$1,570
$1,908
$2,708
$1,553
$1,391
$836
$1,681
1999 2000 2001 2002 2003 2004 2005
LONG-TERM DEBT
($ in millions)
$1.51
$1.93
$1.05
$1.74
$1.94
$2.47
$2.89
1999 2000 2001 2002 2003 2004 2005
DILUTED EARNINGS PER SHARE
FROM CONTINUING OPERATIONS

Non-GAAP Financial Measure Reconciliation — Unaudited

RETURN ON INVESTED CAPITAL

Return on Invested Capital ("ROIC") excluding our synthetic fuel operation is calculated as earnings before income taxes and interest expense, excluding the synthetic fuel operation, divided by average capital investment. ROIC excluding our synthetic fuel operation is a financial measure that is not presented in accordance with U.S. generally accepted accounting principles. We consider ROIC excluding our synthetic fuel operation to be a meaningful indicator of our operating performance, and we evaluate this metric because it measures how effectively we use the money invested in our lodging operations. However, ROIC excluding our synthetic fuel operation should not be considered an alternative to net income, income from continuing operations or any other operating measure prescribed by U.S. generally accepted accounting principles. Additionally, our method of calculating ROIC excluding our synthetic fuel operation may be different from the methods used by other companies and as a result comparability may be limited.

The reconciliation of income from continuing operations to earnings before income taxes and interest expense is as follows:

	Fiscal Year 2005			Fiscal Year 2004			Fiscal Year 2003		
($ in millions)	Income from Continuing Operations	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel	Income from Continuing Operations	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel	Income from Continuing Operations	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel
Income from continuing operations	$ 668	$ 125	$ 543	$ 594	$ 107	$ 487	$ 476	$ 96	$ 380
Add:									
Provision (benefit) for income taxes	94	(190)	284	100	(165)	265	(43)	(245)	202
Tax benefit included in minority interest	—	—	—	—	—	—	94	94	—
Interest expense	106	—	106	99	—	99	110	—	110
Goodwill amortization[2]	—	—	—	—	—	—	—	—	—
Timeshare interest[3]	24	—	24	21	—	21	21	—	21
Earnings before income taxes and interest expense	$ 892	$ (65)	$ 957	$ 814	$ (58)	$ 872	$ 658	$ (55)	$ 713

The reconciliation of assets to invested capital is as follows:

	Year-End 2005			Year-End 2004			Year-End 2003		
($ in millions)	Total	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel	Total	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel	Total	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel
Assets	$ 8,530	$ 103	$ 8,427	$ 8,668	$ 116	$ 8,552	$ 8,177	$ 83	$ 8,094
Add:									
Cumulative goodwill amortization	128	—	128	128	—	128	128	—	128
Current liabilities—discontinued operations	—	—	—	—	—	—	—	—	—
Less:									
Current liabilities, net of current portion of long-term debt	(1,936)	(54)	(1,882)	(1,867)	(76)	(1,791)	(1,706)	(16)	(1,690)
Assets—discontinued operations	—	—	—	—	—	—	—	—	—
Deferred tax assets, net	(765)	—	(765)	(559)	—	(559)	(466)	—	(466)
Timeshare capitalized interest	(20)	—	(20)	(21)	—	(21)	(22)	—	(22)
Invested capital	$ 5,937	$ 49	$ 5,888	$ 6,349	$ 40	$ 6,309	$ 6,111	$ 67	$ 6,044
Average capital investment[4]	$ 6,143	$ 45	$ 6,098	$ 6,230	$ 54	$ 6,176	$ 5,832	$ 56	$ 5,776
Return on invested capital			16%			14%			12%

[1] *We acquired the synthetic fuel operation in the 2001 fourth quarter and began operating the facilities in the 2002 first quarter.*
[2] *Beginning with 2002, we stopped amortizing goodwill in conjunction with the adoption of FAS No. 142, "Goodwill and Other Intangible Assets". For comparability we add the amortized portion back for 2001 and 2000.*
[3] *Timeshare interest represents previously capitalized interest that is a component of product cost.*
[4] *Calculated as "Invested capital" for the current year and prior year, divided by two.*

Non-GAAP Financial Measure Reconciliation — Unaudited (continued)

The reconciliation of income from continuing operations to earnings before income taxes and interest expense is as follows:

	Fiscal Year 2002			Fiscal Year 2001			Fiscal Year 2000
($ in millions)	Income from Continuing Operations	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel	Income from Continuing Operations	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel	Income from Continuing Operations
Income from continuing operations	$ 439	$ 74	$ 365	$ 269	$—	$ 269	$ 490
Add:							
Provision (benefit) for income taxes	32	(208)	240	152	—	152	281
Tax benefit included in minority interest	—	—	—	—	—	—	—
Interest expense	86	—	86	109	—	109	100
Goodwill amortization[2]	—	—	—	28	—	28	29
Timeshare interest[3]	17	—	17	12	—	12	8
Earnings before income taxes and interest expense	$ 574	$(134)	$ 708	$ 570	$—	$ 570	$ 908

The reconciliation of assets to invested capital is as follows:

	Year-End 2002			Year-End 2001			Year-End 2000	Year-End 1999
($ in millions)	Total	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel	Total	Synthetic Fuel Impact[1]	Excluding Synthetic Fuel	Total	Total
Assets	$ 8,296	$ 59	$ 8,237	$ 9,107	$49	$ 9,058	$ 8,237	$ 7,324
Add:								
Cumulative goodwill amortization	128	—	128	128	—	128	100	71
Current liabilities—discontinued operations	119	—	119	129	—	129	125	118
Less:								
Current liabilities, net of current portion of long-term debt	(1,962)	(14)	(1,948)	(1,759)	—	(1,759)	(1,875)	(1,725)
Assets—discontinued operations	(633)	—	(633)	(889)	—	(889)	(978)	(1,167)
Deferred tax assets, net	(369)	—	(369)	(128)	—	(128)	(72)	(84)
Timeshare capitalized interest	(26)	—	(26)	(17)	—	(17)	(7)	(4)
Invested capital	$ 5,553	$ 45	$ 5,508	$ 6,571	$49	$ 6,522	$ 5,530	$ 4,533
Average capital investment[4]	$ 6,062	$ 47	$ 6,015	$ 6,051	$25	$ 6,026	$ 5,032	
Return on invested capital			12%			9%	18%	

[1] We acquired the synthetic fuel operation in the 2001 fourth quarter and began operating the facilities in the 2002 first quarter.
[2] Beginning with 2002, we stopped amortizing goodwill in conjunction with the adoption of FAS No. 142, "Goodwill and Other Intangible Assets". For comparability we add the amortized portion back for 2001 and 2000.
[3] Timeshare interest represents previously capitalized interest that is a component of product cost.
[4] Calculated as "Invested capital" for the current year and prior year, divided by two.

Management's Responsibility for Financial Statements

Management of Marriott International is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. In meeting this responsibility, we maintain a highly developed system of internal controls, policies and procedures, including an internal auditing function.

The consolidated financial statements have been audited by Ernst & Young LLP, independent registered public accounting firm. Their report expresses an informed judgment as to whether management's financial statements, considered in their entirety, fairly present our financial position, operating results and cash flows in conformity with U.S. generally accepted accounting principles.

The Board of Directors pursues its responsibility for the financial statements through its Audit Committee, composed of four directors not otherwise employed by the company. The committee meets a minimum of four times during the year with the independent registered public accounting firm, representatives of management and the internal auditors to review the scope and results of the internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent registered public accounting firm and internal auditors have unrestricted access to the Audit Committee, with or without the presence of management.

Management's Report on Internal Control Over Financial Reporting

Management of Marriott International, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of December 30, 2005, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, has issued an attestation report on management's assessment of internal control over financial reporting, a copy of which appears on the next page of this annual report.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Marriott International, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Marriott International, Inc. maintained effective internal control over financial reporting as of December 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Marriott International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Marriott International, Inc. maintained effective internal control over financial reporting as of December 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Marriott International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Marriott International, Inc. as of December 30, 2005 and December 31, 2004, and the related consolidated statements of income, cash flows, comprehensive income and shareholders' equity for each of the three fiscal years in the period ended December 30, 2005, of Marriott International, Inc. and our report dated February 21, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 21, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Marriott International, Inc.:

We have audited the accompanying consolidated balance sheets of Marriott International, Inc. as of December 30, 2005 and December 31, 2004, and the related consolidated statements of income, cash flows, comprehensive income and shareholders' equity for each of the three fiscal years in the period ended December 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marriott International, Inc. as of December 30, 2005 and December 31, 2004, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Marriott International, Inc.'s internal control over financial reporting as of December 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2006, expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 21, 2006

Directors and Officers*

DIRECTORS

J.W. MARRIOTT, JR.[1]
Chairman of the Board and
Chief Executive Officer
Marriott International, Inc.

JOHN W. MARRIOTT III
Vice Chairman of the Board,
Marriott International, Inc., and
Chief Executive Officer,
JWM Family Enterprises, L.P.

RICHARD S. BRADDOCK[3]
Chairman, MidOcean Partners, and
Chairman, Fresh Direct

LAWRENCE W. KELLNER[2,4]
Chairman of the Board and
Chief Executive Officer
Continental Airlines, Inc.

DEBRA L. LEE[4,5]
Chairman and Chief Executive Officer
BET Networks

FLORETTA DUKES McKENZIE[3,4]
Senior Advisor, American Institute for Research,
and Former Founder and Chairwoman,
The McKenzie Group

GEORGE MUÑOZ[2,4,5]
Principal
Muñoz Investment Banking Group, L.L.C.

HARRY J. PEARCE[3,5]
Chairman
Nortel Networks

ROGER W. SANT[1,2,3,6]
Chairman Emeritus
The AES Corporation

WILLIAM J. SHAW[5]
President and Chief Operating Officer
Marriott International, Inc.

LAWRENCE M. SMALL[2,3]
Secretary
The Smithsonian Institution

DIRECTOR EMERITUS

STERLING D. COLTON

CHAIRMAN EMERITUS THE RITZ-CARLTON HOTEL COMPANY, L.L.C.

WILLIAM R. TIEFEL

SENIOR EXECUTIVE OFFICERS

J.W. MARRIOTT, JR.[†]
Chairman of the Board and
Chief Executive Officer

WILLIAM J. SHAW[†]
President and Chief Operating Officer

JOSEPH RYAN[†]
Executive Vice President and
General Counsel

ARNE M. SORENSON[†]
Executive Vice President,
Chief Financial Officer and
President – Continental European Lodging

JAMES M. SULLIVAN[†]
Executive Vice President
Lodging Development

CORPORATE OFFICERS

JAMES E. AKERS
Senior Vice President and
Associate General Counsel

LINDA A. BARTLETT
Executive Vice President
Finance, International Lodging

CARL T. BERQUIST[†]
Executive Vice President
Financial Reporting and Enterprise
Risk Management

A. BRADFORD BRYAN, JR.
Executive Vice President
Architecture and Construction

SIMON F. COOPER[†]
President and Chief Operating Officer
The Ritz-Carlton Hotel Company, L.L.C.

MICHAEL E. DEARING
Executive Vice President
Project Finance

VICTORIA L. DOLAN
Senior Vice President – Finance
Marriott Vacation Club International

JOEL M. EISEMANN
Executive Vice President
Owner and Franchise Services

JAMES C. FISHER
Senior Vice President
Owner and Franchise Services

PAUL FOSKEY
Executive Vice President – Lodging Development

EDWIN D. FULLER[†]
President and Managing Director
Marriott Lodging – International

STEVEN M. GOLDMAN
Senior Vice President and
Associate General Counsel

DAVID J. GRISSEN
Executive Vice President – Lodging Operations

CAROLYN B. HANDLON[5]
Executive Vice President – Finance
and Global Treasurer

RICHARD S. HOFFMAN
Executive Vice President
Mergers, Acquisitions and Development Planning

MICHAEL E. JANNINI
Executive Vice President – Brand Management

NORMAN K. JENKINS[5]
Senior Vice President
Lodging Development – North America

STEPHEN P. JOYCE
Executive Vice President
Owner and Franchise Services and
North American Full Service Development

KEVIN P. KEARNEY
Executive Vice President
Lodging Development – Europe

BRENDAN M. KEEGAN[†]
Executive Vice President – Human Resources

KARL KILBURG
Executive Vice President – International Operations

KEVIN M. KIMBALL
Executive Vice President – Finance

THOMAS E. LADD
Senior Vice President – Government Affairs

NANCY C. LEE
Senior Vice President and
Deputy General Counsel

ANDREA M. MATTEI
Senior Vice President and
Associate General Counsel

ROBERT J. McCARTHY[†]
President
North American Lodging Operations

AMY C. McPHERSON
Executive Vice President
Sales and Marketing

SCOTT E. MELBY
Executive Vice President
Development Planning and Feasibility

ROBERT A. MILLER
President – Marriott Leisure

PAMELA G. MURRAY
Executive Vice President
Enterprise Accounting Services

DARYL A. NICKEL
Executive Vice President – Lodging Development
Select-Service and Extended-Stay Brands

LAURA E. PAUGH
Senior Vice President – Investor Relations

M. LESTER PULSE, JR.
Executive Vice President – Taxes

DAVID A. RODRIGUEZ[5]
Executive Vice President
Lodging Human Resources

EDWARD A. RYAN
Senior Vice President and
Associate General Counsel

DAVID M. SAMPSON[5]
Senior Vice President – Diversity Initiatives

CHARLOTTE B. STERLING[5]
Executive Vice President – Communications

TERRI L. TURNER
Vice President, Corporate Secretary and
Assistant General Counsel

ROBIN J. ULER
Senior Vice President
Food & Beverage, Spa and Retail Services

STEPHEN P. WEISZ[†]
President
Marriott Vacation Club International

CARL WILSON
Executive Vice President and
Chief Information Officer

LEGEND

* All information as of March 1, 2006.
[1] Executive Committee
[2] Audit Committee
[3] Compensation Policy Committee
[4] Nominating and Corporate Governance Committee
[5] Committee for Excellence
[6] Mr. Sant retires from the Board on April 28, 2006.
[†] Executive officer as defined under the Securities Exchange Act of 1934

Board of Directors



(BACK ROW, LEFT TO RIGHT) LAWRENCE M. SMALL, RICHARD S. BRADDOCK, JOHN W. MARRIOTT III, ROGER W. SANT, HARRY J. PEARCE, LAWRENCE W. KELLNER
(FRONT ROW, LEFT TO RIGHT) DEBRA L. LEE, WILLIAM J. SHAW, J.W. MARRIOTT, JR., GEORGE MUÑOZ, FLORETTA DUKES MCKENZIE

Corporate Information

CORPORATE HEADQUARTERS
Marriott International, Inc.
Marriott Drive
Washington, DC 20058
301/380-3000
Internet: Marriott.com

COMMON STOCK LISTINGS
The company's Class A common stock (ticker symbol: MAR) is listed on the New York Stock Exchange and other exchanges.

SHAREHOLDERS OF RECORD
45,521 at February 10, 2006

INVESTOR RELATIONS
For information, call: 301/380-6500
Internet: Marriott.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
McLean, Virginia

ANNUAL MEETING OF SHAREHOLDERS
April 28, 2006 — 10:30 a.m.
JW Marriott Hotel
1331 Pennsylvania Avenue, NW
Washington, DC 20004

REGISTRAR AND TRANSFER AGENT
Shareholder inquiries regarding stock transfers, dividend payments, address changes, enrollment in the company's direct investment plan, lost stock certificates, or other stock account matters should be directed to:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
800/311-4816 (U.S. and Canada)
781/575-2720 (International)
Internet: www.computershare.com/equiserve

COMMON STOCK PRICES AND DIVIDENDS

	Stock Price		Dividends Declared
	High	Low	Per Share
2004 – First quarter	$46.80	$40.64	$0.075
– Second quarter	51.50	41.82	0.085
– Third quarter	50.48	44.95	0.085
– Fourth quarter	63.99	48.15	0.085
2005 – First quarter	$68.00	$60.71	$0.085
– Second quarter	70.01	60.40	0.105
– Third quarter	70.78	60.41	0.105
– Fourth quarter	68.32	58.01	0.105

Internet Users: You are invited to learn more about Marriott's business and growth opportunities at Marriott.com/investor. Our investor site includes investor presentations, earnings conference calls, press releases, company history, and information about the company's governance and board of directors. You may also enroll in our dividend reinvestment plan.

Shareholders may also elect to receive notices of shareholder meetings, proxy materials and annual reports electronically through the Internet. If your shares are registered in your own name, and not in "street name" through a broker or other nominee, contact our transfer agent, Computershare Trust Company, N.A. at www.econsent.com/mar to consent to electronic delivery.

If your shares are registered in "street name" through a broker or other nominee, you must first vote your shares using the Internet at proxyvote.com, and immediately after voting, fill out the consent form that appears on-screen at the end of the voting procedure.

TELEPHONE NUMBERS
For reservations or information, call:

Marriott Hotels & Resorts	800/228-9290
Marriott Conference Centers	800/453-0309
Renaissance Hotels & Resorts	800/468-3571
The Ritz-Carlton Hotel Company, L.L.C.	800/241-3333
Bulgari Hotels & Resorts	301/547-4900
JW Marriott Hotels & Resorts	800/228-9290
Courtyard	800/321-2211
SpringHill Suites	888/287-9400
Fairfield Inn	800/228-2800
Residence Inn	800/331-3131
TownePlace Suites	800/257-3000
Marriott Executive Apartments	800/800-5744
Marriott ExecuStay	800/800-5744
Marriott Vacation Club International	800/332-1333
Horizons by Marriott Vacation Club	888/220-2086
Grand Residences by Marriott	866/204-7263
The Ritz-Carlton Club	800/941-4386

LODGING DEVELOPMENT INQUIRIES

North America	
Full-Service	301/380-3200
Select-Service and Extended-Stay	301/380-5237
Latin America	301/380-2340
Europe, the Middle East and Africa	011-411-723-5100
Asia/Pacific	011-852-2521-1848

CEO AND CFO CERTIFICATIONS
As required by the New York Stock Exchange listing rules, our Chief Executive Officer certified to the New York Stock Exchange on June 6, 2005, that he was not aware of any violation by the company of the New York Stock Exchange listing standards as of that date. In addition, our Chief Executive Officer and our Chief Financial Officer have provided certifications with respect to the company's public disclosures as required under Rule 13a-14(a) and Rule 13a-14(b) of the Securities Exchange Act, which certifications were either furnished or filed as Exhibits 31.1, 31.2 and 32 to the company's Annual Report on Form 10-K for fiscal year 2005 filed with the Securities and Exchange Commission.

OTHER INFORMATION
Any shareholder who would like a copy of the company's Annual Report on Form 10-K for fiscal year 2005 may obtain one, without charge, by addressing a request to the Secretary, Marriott International, Inc., Department 52/862, Marriott Drive, Washington, D.C. 20058. The company's copying costs will be charged if copies of exhibits to the Annual Report on Form 10-K are requested. You may also obtain a copy of the Annual Report on Form 10-K for fiscal year 2005, including exhibits, from the company's Web site at Marriott.com/investor, clicking on "Corporate Information and SEC Filings."





MARRIOTT INTERNATIONAL, INC. 2005 ANNUAL REPORT

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